UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



Form 10-K/A



07052888

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-6533

BOSTON LIFE SCIENCES, INC.

(Exact Name of Registrant as Specified in Its Charter)



RECD S.E.C.
MAY 4 - 2007
1080

DELAWARE	**87-0277826**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
85 MAIN STREET HOPKINTON, MASSACHUSETTS	**01748**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(508) 497-2360

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value (Excluding Rights to Purchase Preferred Stock)	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based on the last sales price of the registrant's Common Stock as reported on the NASDAQ Capital Market on June 30, 2006 (the last business day of our most recently completed second fiscal quarter), the aggregate market value of the 10,215,786 outstanding shares of voting stock held by nonaffiliates of the registrant was $33,303,462.

As of March 26, 2007, there were 16,698,074 shares of the registrant's Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relative to the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. ***Business.***

Overview

We are a development stage biotechnology company engaged in the research and development of biopharmaceutical products that target unmet medical needs in the treatment and diagnosis of central nervous system, or CNS, disorders. Our clinical and preclinical product candidate pipeline is based on three proprietary technology platforms:

- Nerve repair program focused on the functional recovery from CNS disorders resulting from traumas, such as spinal cord injury, or SCI, stroke and optic nerve injury utilizing technology referred to as axon regeneration;
- Molecular imaging program focused on the diagnosis of Parkinsonian Syndromes, or PS, including Parkinson's Disease, or PD, and Attention Deficit Hyperactivity Disorder, or ADHD; and
- Neurodegenerative program focused on treating the symptoms of PD and slowing or stopping the progression of PD.

Our clinical and preclinical product candidates for which we control worldwide commercial rights are set forth in the following table:

Product Candidate	Indication(s)	Phase
Nerve Repair Program		
CETHRIN®	Treatment — SCI	Phase I/IIa
INOSINE	Treatment — SCI/Stroke	Preclinical
Oncomodulin	Treatment — Eye diseases	Preclinical
Molecular Imaging Program		
ALTROPANE®	Diagnosis — PD	Phase III
ALTROPANE®	Diagnosis — ADHD	Phase II
Technetium-based agents	Diagnosis — PD/ADHD	Preclinical
Neurodegenerative Program		
Dopamine Transporter, or DAT, blockers	Treatment — PD	Preclinical

Our goal is to become a profitable biotechnology company and an industry leader in the development of therapeutic and diagnostic products for CNS disorders. Our strategy is to invent, license or acquire technologies, resources and products that have the potential to strengthen our product pipeline and to advance them to market. We focus our efforts both on programs that we may control throughout the development and commercialization phases and programs that we expect will involve a partner. We support sponsored academic research with notable university affiliates in the Boston area to broaden our intellectual property estate. We believe the best way to create value for our shareholders is to continue the transformation of our product candidate pipeline to one dominated by therapeutic agents for nerve repair and supported by strategic partnerships for our other programs. We believe we will achieve this objective through:

- Acquisitions of complementary nerve repair companies, products and/or technologies;
- Continued development of the preclinical and clinical product candidates in our nerve repair program;
- Expansion and protection of our intellectual property; and
- Strategic partnerships to advance development and commercialization of our product candidates.

As of December 31, 2006, we have experienced total net losses since inception of approximately $143,500,000, stockholders' deficit of approximately $16,572,000, and net working capital deficit of approximately $16,850,000, of which $9,000,000 was funded through borrowings under the March 2007 Purchase Agreement (discussed below). For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash and cash equivalents available at December 31, 2006 will not provide sufficient working capital to meet our anticipated expenditures for the next twelve months. We believe that the cash and cash equivalents available at December 31, 2006, combined with the remaining $6,000,000 available to us under a convertible promissory note purchase agreement, referred to as the March 2007 Purchase Agreement, entered into by us on March 22, 2007 (discussed below) with Robert Gipson, our former director, Thomas Gipson, and Arthur Koenig, our significant stockholders, collectively referred to as the March 2007 Note Holders, and our ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable us to meet our anticipated cash expenditures through August 2007.

In order to continue as a going concern, we will therefore need to raise additional capital through one or more of the following: a debt financing or equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. We are currently engaged in fundraising efforts. There can be no assurance that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all. We also cannot be sure that we will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the March 2007 Note Holders. If we are unable to raise additional or sufficient capital, we will need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern. If we violate a debt covenant or default under the March 2007 Purchase Agreement or Amended Notes (described below), we may need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern.

In connection with our common stock financing completed by us in March 2005, we agreed with the purchasers in such financing, including the March 2007 Note Holders, or the March 2005 Investors, that, subject to certain exceptions, we would not issue any shares of our common stock at a per share price less than $2.50 without the prior consent of the purchasers holding a majority of the shares issued in the March 2005 financing. On March 26, 2007, the closing price of our common stock was $2.57. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by us should the price per share in such financing be set at less than $2.50.

Our ability to continue to advance our clinical programs, including the development of CETHRIN and the ALTROPANE molecular imaging agent, and our preclinical programs will be affected by the availability of financial resources to fund each program. Financial considerations may cause us to modify planned development activities for one or more of our programs, and we may decide to suspend development of one or more programs until we are able to secure additional working capital. If we are not able to raise additional capital, we will not have sufficient funds to complete the clinical trial programs for CETHRIN or the ALTROPANE molecular imaging agent.

We were organized in 1992 and are incorporated in Delaware. Our principal executive offices are located at 85 Main Street, Hopkinton, Massachusetts 01748, and our telephone number is (508) 497-2360. In this Annual Report on Form 10-K, the terms "Boston Life Sciences", the "Company", "we", "us" and "our" include Boston Life Sciences, Inc. and its subsidiaries. The following are trademarks of ours that are mentioned in this Annual Report on Form 10-K: CETHRIN®, ALTROPANE® and FLUORATEC™. Other trademarks used in this Annual Report on Form 10-K are the property of their respective owners.

Recent Developments

CETHRIN License

On December 28, 2006, we entered into a license agreement, or the CETHRIN License, with BioAxone Therapeutic Inc., a Canadian corporation, or BioAxone, pursuant to which we were granted an exclusive, worldwide license to develop and commercialize specified compounds including but not limited to CETHRIN as further defined in the CETHRIN License. The CETHRIN License calls for us to conduct development and commercialization activities of CETHRIN, to pay certain pre-commercialization milestones and on-going royalties on sales of CETHRIN when and if approved for marketing. The CETHRIN License includes a development plan with discrete development milestones which, if not met, could result in additional payments to BioAxone and/or loss of some or all of our license rights.

Under the CETHRIN License, we agreed to $10,000,000 in up-front payments of which we paid BioAxone $2,500,000 upon execution of the CETHRIN License and an additional $7,500,000 on March 26, 2007. We also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country.

The CETHRIN License provides for indemnification and termination clauses that are consistent with industry practice. Additionally, if we fail to launch a licensed product within twelve months of obtaining marketing approval for such product in the United States, at least two specified European countries or Japan, BioAxone may terminate our rights under the CETHRIN License in whole or in part in the United States, the European Union or Japan.

March 2007 Promissory Notes

On March 22, 2007, we entered into the March 2007 Purchase Agreement with the March 2007 Note Holders pursuant to which we have the ability to borrow up to $15,000,000 prior to December 31, 2007. Any amounts borrowed by us under the March 2007 Purchase Agreement will bear interest at the rate of 5% per annum and may be converted, at the option of the March 2007 Note Holders (i) into shares of our common stock at a conversion price per share of $2.50 any time after December 31, 2007, (ii) the right to receive royalty payments related to our molecular imaging products (including ALTROPANE and FLUORATEC) in amounts equal to 2% of our pre-commercial revenue related to such products plus 0.5% of future net sales of such products for each $1,000,000 of outstanding principal and interest that a March 2007 Note Holder elects to convert into royalty payments, or (iii) a combination of (i) and (ii). Any outstanding notes that are not converted into our common stock or into the right to receive future royalty payments will become due and payable by upon the earlier of December 31, 2010 or the date of which a March 2007 Note Holder declares an event of default (as defined in the March 2007 Purchase Agreement). However, each March 2007 Note Holder is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such March 2007 Note Holder, when taken together with all shares of common stock then held or otherwise beneficially owned by such March 2007 Note Holder exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to such March 2007 Note Holder, exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder. At March 31, 2007, we have borrowed $9,000,000 under the March 2007 Purchase Agreement, of which $7,500,000 of the proceeds were used to make our license payment under the CETHRIN License referred to above.

On March 22, 2007, we issued a third amended and restated unsecured promissory note for $5,000,000 to Robert Gipson and a second amended and restated unsecured promissory note for $5,000,000, collectively the Amended Notes, to Thomas Gipson. The Amended Notes eliminated all outstanding principal and accrued interest due and payable on the notes previously issued to Robert Gipson and Thomas Gipson, or the Lenders, and eliminated our right to prepay any portion of the Amended Notes. On or after June 15, 2007, the Lenders shall effect the conversion of the outstanding principal under the Amended Notes into shares of our common stock at a conversion price of $2.50 per share. However, each Lender is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such Lender, when taken together with all shares of common stock then held or otherwise beneficially owned by such Lender exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to such Lender, exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder.

We are subject to certain debt covenants pursuant to the Amended Notes and the March 2007 Purchase Agreement. If we (i) fail to pay the principal or interest due under the Amended Notes or the March 2007 Purchase Agreement, (ii) file a petition for action for relief under any bankruptcy or similar law or (iii) an involuntary petition is filed against us, all amounts borrowed under the Amended Notes and the March 2007 Purchase Agreement may become immediately due and payable by us. In addition, without the consent of the lenders, we may not (i) create, incur or otherwise, permit to be outstanding any indebtedness for money borrowed (except for obligations under the March 2007 Purchase Agreement and the Amended Notes), (ii) declare or pay any cash dividend, or make a distribution on, repurchase, or redeem, any class of our stock, subject to certain exceptions or sell, lease, transfer or otherwise dispose of any of our material assets or property or (iii) dissolve or liquidate.

Product Development

Nerve Repair Program

Background

Injuries to the brain and spinal cord can result in severe disability. In a limited way, backup or so-called accessory nerve pathways can partially compensate for those that have been destroyed, resulting in some recovery with rehabilitation. It has been widely believed that human beings are not capable of regenerating damaged or destroyed nerves in their CNS leading to the conclusion that recovery of function in severely injured patients is not possible or likely. Most research to date has focused on preventing further damage to nerves as a result of a stroke, spinal cord injury or traumatic brain injury; so-called "neuroprotection". However, ongoing research by our scientific collaborators and others has indicated that axons, the portion of nerves that permit connections and signaling between nerve cells, can be induced to grow, potentially enabling function controlled by damaged nerves to return. Published studies have begun to describe and analyze, for the first time, biochemical pathways inside and outside of nerve cells that facilitate nerve repair, allowing molecular targets for product candidates to be identified and evaluated. This research could potentially provide an avenue by which drug intervention could be utilized to support functional recovery in severe CNS injury. These studies have identified certain factors that stimulate axon regeneration and others whose presence inhibits axon regeneration. Importantly, these studies have reduced the uncertainty around functional recovery based on axon regeneration and clearly distinguished it from neuroprotection.

In May 2006, we entered into two license agreements, or the CMCC Licenses, with Children's Medical Center Corporation (also known as Children's Hospital Boston), or CMCC, to acquire the exclusive worldwide rights to new axon regeneration technologies and to replace our former axon regeneration licenses with CMCC. Additionally, we entered into two three-year sponsored research agreements with CMCC, or the Sponsored Research Agreements, to support approaches to activate pro-regenerative pathways that stimulate axon regeneration, led by Dr. Larry Benowitz, and for approaches to deactivate anti-regenerative pathways that inhibit axon regeneration, led by Dr. Zhigang He. In December 2006, we entered into the CETHRIN License. We believe that these agreements extend our existing capabilities in nerve repair by potentially providing multiple avenues for intervention in functional CNS recovery. Licensing the rights to the technologies of two complementary approaches for axon regeneration is part of our strategy to build a broad platform of technology and intellectual property for the development of nerve repair therapeutics. We believe that the assembly of broad intellectual property and technology in nerve repair will create competitive advantages. The simultaneous implementation of the sponsored research programs may open avenues for exploring combination therapies for intractable CNS disorders. The research also provides an opportunity to continue to enrich the application of the technologies and our intellectual property portfolio.

Market Opportunity

We believe that our nerve repair product candidates have the potential to change the current clinical outcome for patients with SCI, stroke, glaucoma and other CNS injuries. According to the Center for Disease Control, the incidence of SCI in the United States is approximately 11,000 cases annually. The American Stroke Association states that approximately 700,000 in the United States suffer from a stroke each year. And although the incidence of glaucoma is uncertain, Prevent Blindness America cites the prevalence as more than 3,000,000 in the United States. Treatment options for these patients with these disorders are presently limited and most patients are forced to spend the remainder of their lives with loss of function and ability to complete ordinary activities of daily living.

CETHRIN

Background

CETHRIN is an engineered fusion protein that inhibits the action of Rho, a key enzyme in an important pathway that prevents axon regeneration. Rho potentially plays an important role in a wide range of indications, including acute SCI, macular degeneration and glaucoma. Injury to neurons in the spine activates the Rho pathway and Rho activation prevents axon regeneration. The ability to turn off or inhibit Rho activation has been shown to facilitate axon regeneration in experimental models.. CETHRIN is a one time application delivered during surgery to stabilize the patient shortly after their SCI occurs. CETHRIN is currently mixed with a fibrin sealant and applied directly at the site of injury at the time of decompression surgery.

In December 2006, we licensed worldwide exclusive rights to develop CETHRIN. The license agreement provides for milestone payments and royalties based on product sales that are consistent with industry averages for such products.

Preclinical Development

Experiments and animal tests conducted by BioAxone demonstrated that CETHRIN improved motor function recovery by inactivating Rho and inducing axon regeneration. In addition, published studies from independent laboratories using proteins similar to CETHRIN demonstrated that inactivation of the Rho-signaling pathway promotes axon regeneration, neuroprotection and functional recovery after SCI.

Phase I/IIa

In February 2005, enrollment began in the current open-label, non-placebo-controlled, dose-escalating Phase I/IIa trial. The trial enrolled patients who suffered a complete thoracic or cervical SCI. These patients were initially classified as an A on the American Spinal Injury Association, or ASIA Impairment Scale. The ASIA Impairment Scale is scored using 5 categories from A to E, with A being complete impairment with no sensory or motor function below the site of injury and E being normal. The trial was designed primarily as a safety trial in acute SCI but also included evaluations for efficacy measurements that assessed improvement of patients' sensory and motor functions as well as overall recovery. The trial is designed for a number of post-treatment evaluations of the patients for safety and efficacy for up to one year after treatment.

In November 2006, interim results were reported on 37 patients enrolled to that point from nine centers in the United States and Canada. The safety, tolerability and neurological outcome from the six-week follow up at each of the four dose levels (0.3mg, 1mg, 3mg and 6mg) indicated that CETHRIN is safe and well tolerated. There were no serious adverse events related to CETHRIN as determined by the investigators and the independent data monitoring committee, or DMC (previously referred to as the Data Safety Monitoring Board). There were two deaths of patients enrolled in the trial. The DMC and the clinical investigators determined that the two deaths were due to causes related to their initial SCI, other injuries, or preexisting conditions and not to CETHRIN.

In November 2006, the data showed that 31% of the patients (11 of 36) who had reached the 6 weeks post-treatment follow-up had recovered some sensory and/or motor function below the site of their injury (ASIA A conversion to ASIA B or better) and that 8% of the patients (3 of 36) had improved to ASIA C or better. Additionally, 27% of the patients (6 of 22) who had reached the 6 month post-treatment follow-up had improved from ASIA A to ASIA B or better and 18% of the patients (4 of 22) had improved to ASIA C or better. We plan to release additional interim data from the trial in the second quarter of 2007.

In February 2007, enrollment was initiated at 9mg in Canada to determine the safety and efficacy of CETHRIN at higher doses. Following review of the data by the FDA, we plan to initiate enrollment at 9mg in the U.S. We expect to complete enrollment for the Phase I/IIa trial in the third quarter of 2007. The full results of the trial will be analyzed after all post-treatment evaluations are completed in 2008.

Phase IIb/III

Based on the results to date, we are planning a Phase IIb/III trial for CETHRIN. We expect to meet with the FDA and Health Canada on this proposed study in the third quarter of 2007. If we are able to obtain approval to conduct the study, we plan to begin the Phase IIb/III trial in North America by the end of 2007 or early 2008. We also plan to meet with European Union, or EU, regulatory authorities in order to initiate clinical trials of CETHRIN in Europe in 2008.

Marketing and Sales

The Food and Drug Administration, or FDA has designated CETHRIN as an Orphan Drug. We believe that this designation could provide us considerable strategic advantages. Orphan Drug designation gives us a seven-year market exclusivity period after FDA approval, waives select fees and streamlines the requirements for clinical development, potentially helping to accelerate the approval process and reduce costs. Orphan Drug designation also provides certain tax advantages.

INOSINE

Background

Inosine is a proprietary regenerative factor that specifically promotes axon outgrowth in CNS neurons. It is a purine nucleoside that is a naturally occurring compound. We refer to the manufactured drug product candidate formulated for human administration as INOSINE to differentiate it from the naturally occurring compound which we refer to as inosine.

We have licensed worldwide exclusive rights to develop INOSINE and other therapeutic approaches to activate pro-regenerative pathways that stimulate nerve repair as part of our CMCC Licenses. The CMCC Licenses provide for milestone payments and royalties based on product sales that are consistent with industry averages for such products. In September 2003, we entered into an agreement with Codman & Shurtleff, Inc., or Codman, a Johnson & Johnson subsidiary whereby Codman provided us with implantable pumps and intracerebroventricular, or ICV, catheters for our preclinical studies of INOSINE. In exchange for their support of our development program and regulatory submissions, Codman received a right of first refusal to exclusively license our intellectual property regarding INOSINE including, but not limited to, a right to co-develop INOSINE with Codman's medical devices in the event that we offer similar rights to others. Codman's rights are subject to specified terms and could extend from the date of certain completed pilot studies through the completion of Phase II clinical testing of INOSINE. However, we can provide no assurances that we will ever offer such rights to another party or that Codman will exercise their right of first refusal.

Preclinical Development

We believe that experiments and animal tests, including those conducted by our principal collaborating scientist, Dr. Larry Benowitz and his colleagues at CMCC, demonstrate significant progress in the search for potentially important nerve repair agents for stroke and SCI. In published work, Dr. Benowitz and his colleagues showed that Inosine stimulated axon growth in an animal model of SCI. Almost all of the treated animals showed signs of extensive axon regeneration from the uninjured to the injured side of the spinal cord, specifically the corticospinal tract. In related published work, Inosine treatment was also shown to produce functional recovery in an experimental rat model of stroke. The improvement in forelimb and hindlimb function in the treated animals was statistically significant over the control group rats.

Investigational New Drug Application — Stroke

In July 2004, we filed an Investigational New Drug, or IND, application, or INOSINE IND, with the FDA for the use of INOSINE by direct ICV infusion into the ventricle of the brain to enhance motor functional recovery after stroke. In September 2004, we announced that we received a written response to our INOSINE IND filing from the FDA. In its response, the FDA placed our Phase I study on clinical hold pending the submission of additional pharmacology, toxicology and safety data. In August 2005, we completed and submitted the results of certain studies requested by the FDA. In October 2005, the FDA informed us that we remained on clinical hold pending receipt of additional preclinical information. After a thorough review of the avenues available to us and conferring with outside experts in the field, we believe that the preclinical studies done previously are not sufficient to enable us to obtain a release of the current clinical hold.

In light of the progress of the CETHRIN Phase I/IIa clinical program for SCI, the ongoing challenges of delivering INOSINE by ICV infusion to treat stroke, and the INOSINE preclinical data to treat SCI, we plan to utilize our currently available resources to advance CETHRIN into a Phase IIb/III trial and to undertake preclinical development of INOSINE to treat SCI. We believe that INOSINE and potentially other regenerative factors in our pipeline, may have important value in treating stroke. However, we also believe that the most effective means to advance this indication into clinical trials will be through a partnership with a larger company with adequate resources to fund the sizable investment required for clinical trials in stroke today.

Investigational New Drug Application — Spinal Cord Injury

Our development of INOSINE for the treatment of SCI is in preclinical development. We are undertaking preliminary work on a new formulation of INOSINE which, if successful, would support IND-enabling animal studies. Provided that we are able to devote sufficient resources to continue and complete certain development activities and that the program results in data that support the continued development required for an IND, we anticipate that we will submit an IND for INOSINE for functional recovery in SCI in the second half of 2008.

Oncomodulin

Oncomodulin is a naturally-occurring protein that is reported by our scientific collaborators to enhance axon regeneration in cellular assays and animal models. Using recombinant Oncomodulin, our collaborating scientists have been able to stimulate regeneration of the optic nerve to a degree greater than had previously been documented in scientific literature and showed that the regenerated fibers passed through an optic nerve crush injury and extend for several millimeters along the degenerated optic nerve tract towards the brain. Oncomodulin is being evaluated as a therapeutic for potential ocular indications, including re-growth of axons after optic nerve injury or damage of retinal ganglion cells from intraocular pressure caused by glaucoma.

We have licensed worldwide exclusive rights to develop Oncomodulin alone or in combination with other approaches to activate regenerative pathways for axon regeneration as part of our CMCC Licenses. The CMCC Licenses provide for milestone payments and royalties based on product sales that are consistent with industry averages for such products.

The overall objective with the program is to develop a sufficiently broad and comprehensive set of in-vitro and animal data to demonstrate to potential development and commercialization partners the potential utility of our compounds as therapeutics for important eye diseases and regeneration of damaged optic nerve axons.

Molecular Imaging Program

ALTROPANE Molecular Imaging Agent

Background

The ALTROPANE molecular imaging agent is a radiolabeled imaging agent that contains the radioactive element ^{123}I and binds with extremely high affinity and specificity to the DAT. The DAT is a protein that is on the surface membrane of specialized neurons in the brain that produce dopamine, a key neurotransmitter. We believe that the amount of ALTROPANE taken up by the brain is directly proportional to the number of DATs that are present in any given area of the brain. Since DATs are on the membrane of dopamine-producing neurons, death of these neurons results in decreased numbers of DATs. Therefore, PD, which is caused by a decreased number of dopamine producing cells, is associated with a marked decrease in the number of DATs. As a result, when ALTROPANE is administered to patients with PD, its binding is substantially diminished as compared to patients without PD. This decrease in ALTROPANE binding in patients with PD is the theoretical basis for using ALTROPANE imaging as a diagnostic test for PS, including PD.

The route of administration for ALTROPANE is by intravenous injection. Since ALTROPANE contains radioactive ^{123}I, it can be used as a nuclear imaging agent that can be detected using a specialized nuclear medicine instrument known as a Single Photon Emission Computed Tomography, or SPECT, camera. The strength of the SPECT signal generated by ALTROPANE is proportional to the number of DATs present and produces images that distinguish PS and non-PS patients. SPECT cameras are widely available in both community and academic medical centers. The scanning procedure using ALTROPANE takes less than one hour to complete. Results of these tests are usually available the same day as the scanning procedure.

ALTROPANE was invented by researchers at Harvard University and its affiliated hospitals, which we refer to as Harvard and its Affiliates, including the Massachusetts General Hospital. We have licensed worldwide exclusive rights to develop ALTROPANE. The license agreement provides for milestone payments and royalties based on product sales that are consistent with industry averages for such products.

Our development of ALTROPANE as an aid in the diagnosis of PS and related movement disorders, including PD is in a Phase III clinical program. Our development of ALROPANE as a diagnostic for ADHD has completed its second Phase II clinical trial. The planned allocation of resources to CETHRIN, ALTROPANE for PD and INOSINE for the upcoming year has led us to conclude that we should delay additional clinical work in our ADHD program.

Diagnostic for Parkinsonian Syndromes (PS)

Background

PS is characterized by loss of dopamine-producing neurons resulting in a variety of movement disorders, especially tremors and gait problems. The most prevalent form of PS is PD which is a chronic, irreversible, neurodegenerative disease that generally affects people over 50 years old. PD is caused by a significant decrease in the number of dopamine producing neurons in specific areas of the brain. Inadequate production of dopamine causes, at least in part, the PD symptoms of tremor, muscle retardation and rigidity. PD can be difficult to diagnose using subjective analyses and can be confused with Essential Tremor, or ET. ET manifests with clinical symptoms very similar to those of PD. However, ET is not a neurodegenerative condition and patients with the condition do not need the drugs routinely prescribed to PD patients.

Need for an Objective Diagnosis

To our knowledge, there is presently no approved objective test commercially available in the United States to diagnose PS and to differentiate it from other movement disorders. According to published data, clinical criteria used to diagnose PS is prone to high error rates especially in early stages of PD. This highlights the critical need for an effective diagnostic. Presently, patients who have experienced tremors and other evidence of a movement disorder may pursue diagnosis and treatment with a number of medical professionals. These include an internist or general practitioner, also known as a primary care physician, or PCP, a neurologist, or a movement disorder specialist, or MDS, whose practice is focused on movement disorders.

Patients can exhibit symptoms and/or have clinical histories that are inconclusive. A primary tool utilized to diagnose PD or PS is a clinical history and a physical exam. However, studies in the literature have reported error rates in diagnosing PD or PS from a low of 10% for MDSs to as high as 40 to 50% for PCPs.

This high error rate is driving the need for a diagnostic test that provides physicians with additional clinical information to help them make a definitive diagnosis when clinical symptoms and the patient's history are inconclusive. Further, while the accuracy of MDSs is reported to be higher, the number of MDSs in the United States is limited with current estimates between 300 and 500. The limited availability of MDSs underscores the potential utility of a widely available diagnostic tool such as ALTROPANE.

There are a number of important and potentially harmful results associated with misdiagnosis. These include:

- Patients who are improperly diagnosed as having PD but actually do not (false positive) may be administered medications for PD. These drugs can have damaging effects on individuals who do not actually have PD.
- Patients who are improperly diagnosed as not having PD but actually do (false negative), may not benefit from available treatments, thereby suffering further worsening of symptoms and progression of their disease.

Phase I and Phase II Trials

Our Phase I trials for ALTROPANE enrolled 39 patients. Our Phase II trial for ALTROPANE enrolled 37 patients and the results showed that patients with early or mild PD were reliably differentiated from unaffected patients based on the ALTROPANE molecular imaging agent scan. There were no ALTROPANE related serious adverse events reported in the studies.

Phase III Trial — Differentiate PS Movement Disorders from Non-PS Movement Disorders

Our initial Phase III study was designed to confirm the utility of imaging with ALTROPANE to differentiate PS movement disorders (including PD) from other non-PS movement disorders. The study assessed SPECT scans using ALTROPANE in a sample population representative of those individuals that consult with neurologists or internists for undiagnosed movement disorders. The trial's endpoints for sensitivity and specificity were met on a statistically significant basis. The study enrolled 100 subjects having the clinical diagnosis of PS and 65 patients having non-PS movement disorders. The clinical diagnosis of patients in the trial was made by MDSs. ALTROPANE SPECT scans were performed on each subject and reviewed by an independent three-member panel of nuclear medicine physicians specializing in neuroimaging who had no knowledge of the clinical diagnosis. The ALTROPANE scans were read and categorized as being consistent with either PS or non-PS and were then compared to the expert clinical diagnosis. There were no ALTROPANE related serious adverse events reported in the study.

Following completion of our initial Phase III trial, we had a series of meetings and discussions with the FDA regarding the clinical trial data that we had accumulated to date. The purpose of these communications and conferences was to determine what additional clinical information would be required for a New Drug Application, or NDA.

Phase III Trial — Parkinson's or Essential Tremor (POET-1)

In April 2004, we reached an agreement with the FDA under the Special Protocol Assessment, or SPA, process regarding our protocol design for a new Phase III clinical trial of ALTROPANE designed to distinguish PS from non-PS in patients with tremors. This trial was designed to enroll a minimum of 500 patients and required that the statistical significance of the results reach a p-value of less than 0.02. Under the SPA, interim analysis of trial data was not permitted. Patient enrollment in this trial was initiated in July 2004 and continued into 2005. In August 2005, we reached agreement with the FDA on a new SPA providing for an amended Phase III program that specified two sequential clinical protocols: 1) Parkinson's or Essential Tremor-1, or POET-1, and 2) a new protocol Parkinson's or Essential Tremor-2, or POET-2. This new SPA permitted us to conduct two smaller Phase III trials and lower the statistical endpoint hurdle of the two trials from $p<0.02$ to $p<0.05$. The FDA agreed to allow all patients enrolled under the terms of the old SPA to be retained for purposes of the new SPA. Under the new SPA and consistent with the terms of the old SPA, interim analysis of the blinded data was not permitted and monitoring of non-blinded data was allowed. Publication of the detailed results of POET-1 prior to the completion of POET-2 was also prohibited to avoid biasing POET-2. A diagnosis of a MDS was utilized as the "gold standard." The primary endpoint for POET-1 was the confirmation that the diagnostic accuracy of the ALTROPANE molecular imaging agent is statistically superior to the diagnostic accuracy of a PCP.

Based on certain statistical and modeling assumptions, we initially estimated that POET-1 would require enrollment of approximately 332 patients to meet the endpoints and be statistically significant. These assumptions included published reports in scientific journals that indicated a 20 to 30 percent misdiagnosis rate in the early stages of PD. Our review of the non-blinded data from the approximately 200 patients enrolled in POET-1 through March 2006 indicated that the error rate of PCPs who participated in POET-1 was higher than anticipated. As such, statistical modeling indicated that, providing the performance of ALTROPANE in POET-1 was consistent with its historical performance in earlier trials, statistical significance could be achieved with fewer patients than originally projected. After a series of discussions with the FDA, in March 2006, we notified the FDA that we elected to terminate our SPA and end POET-1 enrollment so that we could analyze the complete set of clinical data for efficacy.

In September 2006, we announced statistically significant results for the primary endpoint of POET-1. The data from POET-1 demonstrated that ALTROPANE scans showed statistically significant superiority over the diagnosis of PCPs on measures of both specificity and sensitivity, the primary endpoint of the trial. Based on data analyzed to date, with the exception of one "possibly-related" urinary tract infection that resolved after treatment, there were no drug-related serious adverse events. In order to avoid potential bias to further clinical development of ALTROPANE and in keeping with the FDA guidance to us, detailed results of POET-1 cannot be disclosed at this time.

Phase III Trial — Parkinson's or Essential Tremor (POET-2)

We are working with expert advisors and the FDA to determine the most direct route to FDA approval, and to finalize our plans for the remaining clinical development of ALTROPANE, including POET-2. We plan to meet with the FDA in the second quarter of 2007 and initiate POET-2 in the third quarter of 2007. We also plan to meet with EU authorities to discuss clinical development of ALTROPANE in Europe. If supported by the outcome of our meeting, we may be able to initiate clinical trials of ALTROPANE in Europe in 2008.

In addition to our clinical work, to support our commercialization efforts we are supporting a physician's study for ALTROPANE in the diagnosis of PS by leading investigators in the molecular imaging field. We expect to receive the results from this study by the third quarter of 2007.

Marketing and Sales

We believe that engaging a partner for our molecular imaging program for the launch and commercialization of ALTROPANE is likely to be the most effective means to maximize the value of the program. We believe that the POET-1 results and a clearly defined path with FDA for POET-2 and the remaining clinical development of ALTROPANE will be instrumental in advancing our efforts to sign a commercial partner for ALTROPANE. If we are able to devote sufficient resources to continue and complete certain development activities and the program results in data that support the continued development, we believe that we will be able to partner the molecular imaging program by the end of 2007 or early 2008.

Market Opportunity

It has been estimated that approximately 140,000 individuals in the United States per year present to their physician with new, undiagnosed movement disorders such as PD and ET, and are therefore candidates for a scan using the ALTROPANE molecular imaging agent to diagnose or rule out early PS. It has also been estimated by the National Institute of Neurological Disorders and Stroke and the National Parkinson's Foundation, that the number of people in the United States with PD is between 500,000 and 1,500,000. In addition, a study done by the World Health Organization claims that approximately 4,000,000 individuals suffer from PD worldwide. The number of individuals affected by PD is expected to grow substantially as people continue to live longer and the overall population ages

Diagnostic for Attention Deficit Hyperactivity Disorder (ADHD)

Background

ADHD is a chronic disorder that is characterized by inattention, impulsivity and hyperactivity. ADHD is the most commonly diagnosed behavioral disorder in children and is among the fastest growing psychiatric disorder in adults. Adults with ADHD tend to have fewer problems with hyperactivity, but more problems with inattention and distractibility. Many patients with ADHD often express other psychiatric disorders as well, such as depression, anxiety, obsessive compulsive disorder, and alcohol and substance abuse.

It is considered important for a physician to establish a continuing plan for monitoring, evaluating and optimizing treatment plans. ADHD is typically treated with stimulant medications. It should be noted, however, that there is controversy over the long-term use of these stimulant medications, particularly in children.

ADHD is currently diagnosed according to a set of behavioral criteria defined in the Diagnostic and Statistical Manual, or DSM, used by psychiatrists. This manual provides clinicians with the currently accepted list of diagnostic criteria to use in diagnosing the vast majority of mental disorders. A comprehensive evaluation is necessary to establish a diagnosis, rule out other causes and determine the presence or absence of co-morbid conditions. Such evaluation should include a clinical assessment of the individual's academic, social, emotional, functional and developmental capabilities. Because these signs are difficult to categorize, the guidelines for diagnosing ADHD are very specific. According to the DSM, the diagnosis of ADHD requires that patients exhibit three broad behavioral symptoms that may be indicative of the disease: inattentiveness; hyperactivity; and impulsiveness. In children and teenagers, the symptoms are typically more frequent or more severe than in other children the same age. In adults, the symptoms generally impair a patient's ability to function normally in daily life. In addition, the behaviors must create significant difficulty in at least two areas of a patient's life, such as at home, in social settings, at school or at work. Finally, symptoms must be present for at least six consecutive months.

In July 2006, our licensor was issued a new U.S. patent, for which we have worldwide exclusive rights, that claims the use of DAT binding agents in the diagnosis and monitoring of ADHD using several imaging modalities.

Need for an Objective Diagnosis

While these criteria provide a structural framework for diagnosing ADHD, it has not been possible to validate these criteria against an objective biological standard. The lack of a definitive biological basis for ADHD has led to confusion concerning the diagnosis of ADHD. We believe that current diagnostic methods result in the frequent misdiagnosis of ADHD. As such, the introduction of an objective test to assist in the definitive diagnosis of ADHD would help avoid the unnecessary treatment of patients who have behavioral and psychiatric problems unrelated to ADHD. An objective test would also identify those patients who have not received treatment for the condition because of inadequate diagnostic methods.

Researchers have recently postulated, but have not been able to confirm, that ADHD may be linked to an abnormality in the DAT. A number of stimulant medications, including RITALIN® and other newer therapeutics, currently constitute the most prescribed treatment for the broadly described disorder labeled ADHD. RITALIN, in part, binds to the DAT and blocks dopamine reuptake. Since there has not been an objective test available, the increasing use of potentially addictive drugs among children has prompted vigorous public debate amongst educators, parents and the medical community.

Physician's Sponsored IND

The first clinical study utilizing the ALTROPANE molecular imaging agent for the early diagnosis of ADHD was conducted under a Physician's Sponsored IND application. Adult patients with ADHD underwent SPECT scans using ALTROPANE and were found to have a significant elevation in the number of DATs in the midbrain. All of the patients tested showed this abnormality. The excessive number of dopamine transporters found in the brain in these ADHD subjects suggests that this may be a detectable biochemical abnormality in at least some individuals presenting with symptoms of ADHD. The results of the study were subsequently published in the British medical journal, *The Lancet.*

Phase II Trials

Our initial Phase II trial enrolled 40 adult patients and was designed to expand and elaborate on the findings obtained in the Physician's Sponsored IND trial. The results of the trial indicated that the ALTROPANE molecular imaging agent was a successful indicator of adults with long-standing expertly-diagnosed ADHD. In this Phase II study, adults (ages 20-40) diagnosed by clinical experts as having ADHD had statistically significant elevations in the number of their brain dopamine transporters compared to unaffected (non-ADHD) individuals of the same age group. The statistically significant separation of ADHD from unaffected individuals based on the ALTROPANE SPECT scan in this study confirmed the results of the Physician's Sponsored IND study.

Our Phase IIb trial enrolled 32 adult patients and was designed to confirm the results of the first Phase II trial and to ensure that the trial design and quantification algorithms were appropriate for this patient population. Based on the data reviewed to date, we believe that further Phase II clinical work will be necessary. The planned allocation of resources to CETHRIN, ALTROPANE for PD and INOSINE for the upcoming year has led us to conclude that we should delay additional clinical work in our ADHD program. However, we believe the potential use of our molecular imaging agents for the diagnosis of ADHD continues to be a viable indication worth exploring and that this indication supported by the intellectual property issued to our licensor in July 2006, could be strategic in our partnering efforts for our molecular imaging program.

Market Opportunity

It has been estimated by the Children and Adults with ADHD that 2 to 4% of adults in the United States have ADHD. In addition, the American Psychiatric Association estimates that 3 to 7% of school-age children in the United States have ADHD. We believe that an effective diagnostic for ADHD will enable physicians to identify those patients that have ADHD versus those who suffer from other behavioral disorders. For treatment to be successful, it is important to distinguish ADHD from other behavior or learning disorders. Many children carry ADHD into adulthood which may not only result in failure in school early in life but also underachievement later in life.

Technetium-Based Molecular Imaging Agent

Background

We are developing a new second generation compound that will selectively bind the same DAT protein recognized by ALTROPANE. The new compound will incorporate the technetium-99m, or ^{99m}Tc, radiolabel, which is routinely available from a ^{99m}Tc generator in hospital radiopharmacies. The SPECT imaging agent will be prepared on site by a nuclear medicine department using our supplied kit rather than being centrally prepared and distributed as ALTROPANE is today. This new agent will be designed to function in a SPECT scan in a very similar manner to that of ALTROPANE. The imaging agent developed will pass through the blood brain barrier after intravenous injection and rapidly and selectively bind the DAT protein in the brain (striatum region) with high affinity. The unbound agent will clear the brain rapidly to allow high contrast SPECT scans on the day of administration. Under the correct conditions, the SPECT scan data reflect the number of DAT proteins. This is useful in the diagnoses and detection of diseases or conditions that reduce or increase the number of dopamine neurons or the concentration of DAT proteins on the neurons, such as in PD or ADHD.

We licensed worldwide exclusive rights to develop ^{99m}Tc-based molecular imaging agents similar to ALTROPANE. The license agreement provides for milestone payments and royalties based on product sales that are consistent with industry averages for such products.

Preclinical Development

Early primate studies using our two ^{99m}Tc-incorporated compounds previously developed, TECHNEPINE and FLUORATEC™, have demonstrated that they are taken up by the DAT proteins in the normal brain in sufficient quantity to provide a readable image. Primates with experimentally-induced PD had markedly decreased uptake of both imaging agents.

We are further developing the manufacturing of the kit components of the ^{99m}Tc product candidates as well as standardizing the ^{99m}Tc incorporation methodology to support clinical development. Using the standardized labeling methods, we are conducting preclinical animal imaging studies in non-human primates. If the results are favorable, we will conduct exploratory imaging studies in humans. If satisfactory images are obtained in humans, we will carry out definitive proof-of-concept studies in humans.

Market Opportunity

We believe that the ability to follow ALTROPANE to market with a second-generation technetium-based molecular imaging agent would give us a long-term competitive advantage. The use of technetium could offer ease-of-use, cost, manufacturing and distribution advantages.

Neurodegenerative Program

Background

We are developing small molecules for the treatment of PD. Each product candidate in this group is a small tropane-based molecule that binds with extremely high selectivity to the DAT to block the re-uptake of dopamine into the neuron. This blockade results in an increase in local dopamine concentrations at the nerve junctions and thus compensates for the decreased dopamine production characteristic of PD. We believe that the strategy of DAT blockade represents a new approach to the treatment of PD.

In addition to increasing synaptic dopamine concentrations, DAT blockade may have unique disease-modifying or neuro-protective effects. DAT may transport molecules (including potentially dopamine itself) responsible for the destruction of the dopamine neurons. DAT blockade has been shown, in a variety of animal models, to protect dopamine-producing cells from experimental toxins. Based on the accumulating data, DAT blockade may represent a credible and viable approach to potentially preventing the progression of PD in both advanced patients and those with recent onset of symptoms.

We licensed rights to these new therapeutic compounds developed by the same scientists who developed the ALTROPANE molecular imaging agent. The license agreement provides for milestone payments and royalties based on product sales that are consistent with industry averages for such products. We believe that this group of compounds represents a novel and promising approach to the treatment of PD.

Preclinical Development

Our PD therapeutic program is in preclinical development. We have identified several promising lead compounds. Several of these lead compounds have been shown in primate studies to alleviate the symptoms of PD. In some cases, efficacy results with our DAT blocker were comparable to that of a standard dopamine agonist. Dopamine agonists are routinely used to treat the symptoms of PD both as mono-therapy agents and in conjunction with the most common treatment, Levodopa. We have shown that our lead compounds bind to the DAT in vitro at low concentrations and are effective in vitro at blocking DAT re-uptake also at low concentrations. Our lead compounds have also been successfully shown to enter the brain after oral dosing in rodents.

Scientific Collaborators

A summary of the key scientific, research and development professionals with whom we work, and a composite of their professional backgrounds and affiliations is as follows:

Larry I. Benowitz, Ph.D., Director, Laboratories for Neuroscience Research in Neurosurgery, Children's Hospital, Boston; Associate Professor of Neurosurgery, Harvard Medical School;

Joseph R. Bianchine, M.D., Ph.D., F.A.C.P., F.A.C.C.P., former Scientific Advisory Board Member, Boston Life Sciences, Inc., Senior Scientific Advisor, Schwarz Pharma AG;

Zhigang He, Ph.D., BM, Research Associate, Department of Neurology, Children's Hospital Boston; Associate Professor of Neurology, Department of Neurology, Harvard Medical School.

Robert S. Langer, Sc.D., Director, Boston Life Sciences, Inc.; Institute Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology; and

Peter Meltzer, Ph.D., President, Organix, Inc., Woburn, MA.

Research and Development

We rely on licensing from third parties as our source for new technologies and product candidates, and we maintain only limited internal research and development personnel and facilities. Research and development expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $18.5 million, $6.1 million and $6.4 million, respectively.

Licensing Agreements, Patents and Intellectual Property

We have obtained exclusive licenses to patent portfolios related to our product candidates in development. However, as to one or more of the patents and patent applications of the patent portfolios, which we have licensed from a university or academic institution, the United States government holds a nonexclusive, royalty-free, license in exchange for providing research funding.

Our intellectual property strategy is to vigorously pursue patent protection for our technologies in the United States and major developed countries. As of December 31, 2006, we owned or licensed 30 issued U.S. patents and 28 pending U.S. patent applications. International patent applications corresponding to certain of these U.S. patent applications have also been filed. Generally, each license agreement is effective until the last patent licensed relating to the technology expires or at a fixed and determined date. The patents for CETHRIN expire beginning in 2021. The patents for the ALTROPANE molecular imaging agent expire beginning in 2013. The patents for the technetium-based molecular imaging agents expire beginning in 2017. The patents for INOSINE expire in 2017. The patents for the DAT blockers expire beginning in 2012.

The patent positions of pharmaceutical and biotechnology companies, including ours, are uncertain and involve complex and evolving legal and factual questions. We cannot guarantee that any patents will issue from any pending or future patent applications owned by, or licensed to us. Existing or future patents may be challenged, infringed upon, invalidated, found to be unenforceable or circumvented by others. We cannot guarantee that any of our rights under any issued patents will provide sufficient protection against competitive products or otherwise cover commercially valuable products or processes. We may not have identified all United States and foreign patents that pose a risk of infringement. In addition, even if we secure patent protection, our product candidates may still infringe on the patents or rights of other parties, and these patent holders may decide not to grant a license to us. We may be required to change our product candidates or processes, engage in legal challenges to the validity of third party patents that block our ability to market a product, pay licensing fees, or cease certain activities because of the patent rights of third parties. Any of these events could cause additional unexpected costs and delays.

In the event that a third party has a patent or patent application overlapping an invention claimed in one of our patents or patent applications, we may be required to participate in a patent interference proceeding declared by the United States Patent and Trademark Office, or USPTO, to determine priority of invention. A patent interference could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us. We cannot provide assurance that our patents and patent applications, if issued, would be held valid by a court of competent jurisdiction.

We also rely on trade secrets and proprietary know-how. We seek to protect this information through confidentiality agreements with our collaborators and consultants. There can be no guarantee that these procedures and agreements will not be breached or that we will have adequate remedies for such breach. In addition, if consultants, scientific advisors, or other third parties apply technological information which they have developed separate from us to our technologies, there may be disputes as to the ownership of such information which may not be resolved in our favor.

Competition

The biotechnology and pharmaceutical industries are highly competitive, rapidly changing and are dominated by larger, more experienced and better capitalized companies. Thus, we compete with a number of pharmaceutical and biotechnology companies that have financial, technical and marketing resources and experience significantly greater than ours. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining a competitive advantage. In addition, research related to the causes of, and possible treatments for diseases for which we are trying to develop products, including CNS disorders such as stroke, PD and ADHD are developing rapidly, and there is a potential for extensive technological innovation in relatively short periods of time. Given that many of our competitors have greater financial resources, there can be no assurance that we will be able to effectively compete with any new technological developments. In addition, many of our competitors and potential competitors have significantly greater experience than we do in completing preclinical and clinical testing of new pharmaceutical products and obtaining FDA and other regulatory approvals of products. These advantages could enable them to bring products to market faster than us.

We expect that our products will compete with a variety of products currently offered and under development by a number of pharmaceutical and biotechnology companies that have greater financial and marketing resources than ours. We believe that our product candidates, if successfully developed, will compete with these products principally on the basis of improved and extended efficacy and safety, and the overall economic benefit to the health care system offered by such products. However, there can be no assurance that our product candidates, if developed, will achieve better efficacy and safety profiles than current drugs now offered or products under development by our competitors. Competition among pharmaceutical products approved for sale also may be based on, among other things, patent position, availability and price. In addition, we expect that our competitors will have greater marketing resources and experience than we do, which may enable them to market their products more successfully than we market ours.

A significant amount of research and development in the biotechnology industry is conducted by academic institutions, governmental agencies and other public and private research organizations. We possess only limited internal research and development facilities and personnel, and rely on collaborations with these entities (principally, Harvard and its Affiliates) to acquire new technologies and product candidates. These entities often seek patent protection and enter into licensing arrangements to collect royalties for use of technology or for the sale of products they have discovered or developed. We face competition in our licensing or acquisition activities from pharmaceutical and biotechnology companies that also seek to collaborate with or acquire technologies or product candidates from these entities. Accordingly, we may have difficulty licensing or acquiring technologies or product candidates on acceptable terms.

To our knowledge, there is presently no approved therapeutic focused on the functional recovery from CNS disorders resulting from traumas, such as SCI. We are aware of other companies who are developing therapeutics to treat the CNS disorders resulting from SCI. These companies have significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Given the challenges of achieving functional recovery in severe CNS disorders, we believe some of these competitors are developing devices or drugs that could potentially be used in conjunction with the therapeutics we are developing.

To our knowledge, there is presently no approved diagnostic in the United States for PD and other movement disorders. To our knowledge, there is only one company, GE Healthcare (formerly Nycomed/ Amersham), that has marketed a diagnostic imaging agent for PD, DaTScan®. To date, GE Healthcare has obtained marketing approval only in certain countries in Europe. To our knowledge, GE Healthcare is not presently seeking approval of DatScan in the United States. To our knowledge, GE Healthcare is developing a technetium-based imaging agent that they may seek to have approved in both the United States and abroad. GE Healthcare has significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Their established market presence, and greater financial strength in the European market may make it difficult for us to successfully market ALTROPANE in Europe.

Regulatory Considerations

Our technologies must undergo a rigorous regulatory approval process, which includes extensive preclinical and clinical testing, to demonstrate safety and efficacy before any resulting product can be marketed. To date, neither the FDA nor any of its international equivalents has approved any of our technologies for marketing. In the biotechnology industry, it has been estimated that less than five percent of the technologies for which clinical efforts are initiated ultimately result in an approved product. The clinical trial and regulatory approval process can require many years and substantial cost, and there can be no guarantee that our efforts will result in an approved product.

Our activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA regulates drugs, including their research, development, testing, manufacturing, labeling, packaging, storage, advertising and promotion, and distribution. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. In addition, changes in existing regulatory requirements could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules actually operate can depend heavily on administrative policies and interpretations over which we have no control.

Obtaining FDA approvals is time-consuming and expensive. The steps required before any of our product candidates may be marketed in the United States include:

- Development of suitable manufacturing processes for preclinical and clinical drug supply;
- Preclinical laboratory tests, animal studies and formulation studies according to good laboratory practice regulations;
- Submission to the FDA of an IND application, which must become effective before United States human clinical trials may commence;
- Adequate and well-controlled human clinical trials according to good clinical practice regulations, or GCP, to establish the safety and efficacy of the product for its intended use;
- Submission to the FDA of an NDA;
- Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practices, or cGMP assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity; and
- FDA review and approval of the application(s) prior to any commercial sale or shipment of the drug.

Once a drug candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical or non-clinical testing may continue even after the IND is submitted. In addition to including the results of the preclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP. These regulations include the requirement that all research subjects provide informed consent. Further, an Institutional Review Board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution. Each new clinical protocol must be submitted to the FDA as part of the IND. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

Phase I: The drug is initially introduced into healthy human subjects or patients with the disease and tested for safety, dosage tolerance, pharmacokinetics, pharmacodynamics, absorption, metabolism, distribution and excretion.

Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. The FDA or an IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Success in early stage clinical trials does not assure success in later stage clinical trials.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP requirements. The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, and other relevant information are submitted to the FDA as part of the NDA requesting approval to market the product. The submission of an NDA is subject to payment of user fees, but a waiver of such fees may be obtained under specified circumstances. The FDA reviews all NDAs submitted before it accepts them for filing. If a submission is accepted for filing, the FDA begins an in- depth review, including inspecting the manufacturing facilities. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide not to approve the NDA.

There is no guarantee that approvals will be granted for any of our product candidates, or that the FDA review process will not involve delays that significantly and negatively affect our product candidates. We also may encounter similar delays in foreign countries. In addition, even if we receive regulatory approvals, they may have significant limitations on the uses for which any approved products may be marketed. After approval, some types of changes to the approved product are subject to further FDA review and approval. Any marketed product and its manufacturer are subject to periodic review, and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions, including the FDA's refusal to approve pending applications, withdrawal of approval, a clinical hold, warning letters, product recalls and seizures, total or partial suspension of production or distribution, or injunctions, fines, civil penalties or criminal prosecution.

Pharmaceutical Pricing and Reimbursement

In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sales will depend in part on the availability of reimbursement for third party payors. Third party payors include government health care program administrative authorities, managed care providers, private health insurers and other organizations. These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the scope of coverage and payment amounts for newly approved heath care products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our products may not be considered medically necessary or cost-effective. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Manufacturing

We currently outsource manufacturing for all of our product candidates, with the exception of Oncomodulin, and expect to continue to outsource manufacturing in the future. We believe our current suppliers will be able to manufacture our products efficiently in sufficient quantities and on a timely basis, while maintaining product quality. We seek to maintain quality control over manufacturing through ongoing inspections, rigorous review, control over documented operating procedures and thorough analytical testing by outside laboratories. We believe that our current strategy of primarily outsourcing manufacturing is cost-effective since we avoid the high fixed costs of plant, equipment and large manufacturing staffs. FDA regulations require that we establish manufacturing sources for each of our product candidates under the cGMP regulations established by the FDA.

Under our CETHRIN License, we acquired cGMP CETHRIN that we are currently utilizing for our Phase I/IIa trial and plan to use in our Phase IIb/III trial. We are in negotiations with cGMP manufacturers to produce more cGMP CETHRIN. We could encounter a significant delay in our clinical development of CETHRIN if we are unable to produce more cGMP CETHRIN.

MDS Nordion, Inc., or MDS Nordion, a Canadian corporation and well-recognized manufacturer of ^{123}I and nuclear medicine labeled imaging agents, has supplied ALTROPANE to us since 2001. We are highly dependent upon MDS Nordion. Under the terms of our agreement, which currently expires on December 31, 2007, MDS Nordion manufactures the ALTROPANE molecular imaging agent for our clinical trials. The agreement also provides that MDS Nordion will compile and prepare the information regarding manufacturing that will be a required component of any NDA we file for ALTROPANE in the future. MDS Nordion assisted in the preparation of the regulatory information for the Chemistry Manufacturing and Controls section of our planned NDA for ALTROPANE. In February 2003, MDS Nordion submitted a Drug Master File describing the manufacture of ALTROPANE to the FDA. We do not presently have arrangements with any other suppliers in the event that MDS Nordion is unable to manufacture ALTROPANE for us. We could encounter a significant delay before another supplier could manufacture ALTROPANE for us due to the time required to establish cGMP manufacturing process for ALTROPANE. We hope to sign an extension with MDS Nordion before December 31, 2007 but there can be no assurance that we will be able to or that the terms will be acceptable.

We expect MDS Nordion will also supply the cGMP ALTROPANE for our additional ALTROPANE clinical development. We do not, however, have a manufacturing agreement relating to the commercial production of ALTROPANE with MDS Nordion or any other manufacturer. We can provide no assurances that such an agreement will be executed on acceptable terms.

We lease 3,300 square feet of laboratory space located in Baltimore, Maryland that expires in May 2008. This space supports our efforts to establish a consistent manufacturing process for Oncomodulin.

Marketing and Sales

Our strategy is to pursue partnering opportunities in order to accelerate and maximize commercialization of our clinical product candidates and strategic collaborations for development of our preclinical product candidates. These collaborators may provide financial and other resources, including capabilities in research, development, manufacturing, marketing and sales. There can be no assurances that we will be successful in our collaboration efforts.

Employees

As of December 31, 2006, we employed 27 full-time employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Other Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Public Reference Room, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Securities and Exchange Commission.

Our Internet address is www.bostonlifesciences.com. We are not including the information contained on our web site as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Additional financial information is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of Part II, and in Item 8 of Part II of this Annual Report on Form 10-K.

Item 1A. *Risk Factors.*

Statements contained or incorporated by reference in this Annual Report on Form 10-K that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections, and the beliefs and assumptions of our management including, without limitation, our expectations regarding our product candidates, including the success and timing of our preclinical, clinical and development programs, the submission of regulatory filings and proposed partnering arrangements, collaboration, merger, acquisition and fund raising efforts, results of operations, selling, general and administrative expenses, research and development expenses and the sufficiency of our cash for future operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "could," "will," "expect," "estimate," "anticipate," "continue," or similar terms, variations of such terms or the negative of those terms.

We cannot assure investors that our assumptions and expectations will prove to have been correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. Such factors that could cause or contribute to such differences include those factors discussed below. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer.

Risks Related to our Financial Results and Need for Additional Financing

WE ARE A DEVELOPMENT STAGE COMPANY. WE HAVE INCURRED LOSSES FROM OUR OPERATIONS SINCE INCEPTION AND ANTICIPATE LOSSES FOR THE FORESEEABLE FUTURE. WE WILL NOT BE ABLE TO ACHIEVE PROFITABILITY UNLESS WE OBTAIN REGULATORY APPROVAL AND MARKET ACCEPTANCE OF OUR PRODUCT CANDIDATES. WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDING IN ORDER TO CONTINUE OUR BUSINESS AND OPERATIONS. IF WE ARE UNABLE TO SECURE SUCH FUNDING ON ACCEPTABLE TERMS, WE WILL NEED TO CEASE OPERATIONS, SIGNIFICANTLY REDUCE, DELAY OR CEASE ONE OR MORE OF OUR RESEARCH OR DEVELOPMENT PROGRAMS, OR SURRENDER RIGHTS TO SOME OR ALL OF OUR TECHNOLOGIES. IF WE VIOLATE A DEBT COVENANT OR DEFAULT UNDER OUR DEBT AGREEMENTS, WE MAY NEED TO CEASE OPERATIONS, SIGNIFICANTLY REDUCE, DELAY OR CEASE ONE OR MORE OF OUR RESEARCH OR DEVELOPMENT PROGRAMS, OR SURRENDER RIGHTS TO SOME OR ALL OF OUR TECHNOLOGIES.

Biotechnology companies that have no approved products or other sources of revenue are generally referred to as development stage companies. We have never generated revenues from product sales and we do not currently expect to generate revenues from product sales for at least the next three years. If we do generate revenues and operating profits in the future, our ability to continue to do so in the long term could be affected by the introduction of competitors' products and other market factors. We expect to incur significant operating losses for at least the next three years. The level of our operating losses may increase in the future if more of our product candidates begin human clinical trials. We will never generate revenues or achieve profitability unless we obtain regulatory approval and market acceptance of our product candidates. This will require us to be successful in a range of challenging activities, including clinical trial stages of development, obtaining regulatory approval for our product candidates, and manufacturing, marketing and selling them. We may never succeed in these activities, and may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We require significant funds to conduct research and development activities, including preclinical studies and clinical trials of our technologies, and to commercialize our product candidates. Because the successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to develop and commercialize them. Our funding requirements depend on many factors, including:

- The scope, rate of progress and cost of our clinical trials and other research and development activities;
- Future clinical trial results;
- The terms and timing of any collaborative, licensing and other arrangements that we may establish;
- The cost and timing of regulatory approvals and of establishing sales, marketing and distribution capabilities;
- The cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;
- The cost of obtaining and maintaining licenses to use patented technologies;
- The effect of competing technological and market developments; and
- The cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights and other patent-related costs, including litigation costs and the results of such litigation.

Until such time, if ever, as we can generate substantial revenue from product sales or through collaborative arrangements with third parties, we will need to raise additional capital. To date, we have experienced negative cash flows from operations and have funded our operations primarily from equity and debt financings.

As of December 31, 2006, we have experienced total net losses since inception of approximately $143,500,000, stockholders' deficit of approximately $16,572,000, and net working capital deficit of approximately $16,850,000, of which $9,000,000 was funded through borrowings under the March 2007 Purchase Agreement. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash and cash equivalents available at December 31, 2006 will not provide sufficient working capital to meet our anticipated expenditures for the next twelve months. We believe that the cash and cash equivalents available at December 31, 2006, combined with the remaining $6,000,000 available to us under the March 2007 Purchase Agreement and our ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable us to meet our anticipated cash expenditures through August 2007.

In order to continue as a going concern, we will therefore need to raise additional capital through one or more of the following: a debt financing or equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. We are currently engaged in fundraising efforts. There can be no assurance that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all. We also cannot be sure that we will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the March 2007 Note Holders. If we are unable to raise additional or sufficient capital, we will need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern. If we violate a debt covenant or default under the March 2007 Purchase Agreement or Amended Notes, we may need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern.

In connection with our common stock financing completed by us in March 2005, we agreed with the March 2005 Investors that, subject to certain exceptions, we would not issue any shares of our common stock at a per share price less than $2.50 without the prior consent of the purchasers holding a majority of the shares issued in the March 2005 financing. On March 26, 2007, the closing price of our common stock was $2.57. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by us should the price per share in such financing be set at less than $2.50.

Alternatively, to secure funds, we may be required to enter financing arrangements with others that may require us to surrender rights to some or all of our technologies or grant licenses on terms that are not favorable to us. If the results of our current or future clinical trials are not favorable, it may negatively affect our ability to raise additional funds. If we are successful in obtaining additional equity and/or debt financing, the terms of such financing will have the effect of diluting the holdings and the rights of our shareholders. Estimates about how much funding will be required are based on a number of assumptions, all of which are subject to change based on the results and progress of our research and development activities. If we are unable to raise additional capital we will need to reduce, cease or delay one or more of our research or development programs and adjust our current business plan.

Our ability to continue development of our clinical programs, including the development of CETHRIN and the ALTROPANE molecular imaging agent, and our preclinical programs will be affected by the availability of financial resources to fund each program. Financial considerations may cause us to modify planned development activities for one or more of our programs, and we may decide to suspend development of one or more programs until we are able to secure additional working capital. If we are not able to raise additional capital, we will not have sufficient funds to complete the clinical trial programs for CETHRIN or the ALTROPANE molecular imaging agent.

CHANGES IN ESTIMATES UNDER FINANCIAL ACCOUNTING STANDARDS RELATED TO SHARE-BASED PAYMENTS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR REPORTED RESULTS OF OPERATIONS.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R), "Share-Based Payment," or SFAS 123R. SFAS 123R is a complex accounting standard that requires companies to expense the fair value of employee stock options and similar awards. The application of SFAS 123R requires significant judgment and the use of estimates, particularly surrounding stock price volatility, option forfeiture rates, expected option lives and the probability of achieving certain milestones for performance-based stock-based awards, to build a model for appropriately valuing share-based compensation. The estimation of stock awards that will ultimately vest and the probability of achieving certain milestones for performance-based stock-based awards requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded on a prospective basis beginning in the period estimates are revised. Any such adjustments or corrections of charges could negatively affect our results of operations, stock price and our stock price volatility and/or could adversely impact our ability to obtain results in accordance with accounting principles generally accepted in the Unites States that are consistent with previously provided financial guidance concerning our expected results of operations.

OUR ESTIMATES OF OUR LIABILITY UNDER OUR BOSTON, MASSACHUSETTS LEASE MAY CHANGE.

Our lease in Boston, Massachusetts expires in 2012. We have entered into two sublease agreements covering all 6,600 square feet under this lease through the date of expiration. In determining our obligations under the lease that we do not expect to occupy, we have made certain assumptions for the discounted estimated cash flows related to the rental payments that our subtenants have agreed to pay. We may be required to change our estimates in the future as a result of, among other things, the default of one or both of our subtenants with respect to their payment obligations. Any such adjustments to the estimate of liability could be material.

Risks Related to Commercialization

OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEVELOP OUR PRODUCT CANDIDATES INTO COMMERCIAL PRODUCTS.

To date, we have not marketed, distributed or sold any products and, with the exception of CETHRIN and the ALTROPANE molecular imaging agent, all of our technologies and early-stage product candidates are in preclinical development. The success of our business depends primarily upon our ability to successfully develop and commercialize our product candidates. Successful research and product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. In the biotechnology industry, it has been estimated that less than five percent of the technologies for which research and development efforts are initiated ultimately result in an approved product. If we are unable to successfully commercialize CETHRIN or the ALTROPANE molecular imaging agent or any of our other product candidates, our business would be materially harmed.

EVEN IF WE RECEIVE APPROVAL TO MARKET OUR DRUG CANDIDATES, THE MARKET MAY NOT BE RECEPTIVE TO OUR DRUG CANDIDATES UPON THEIR COMMERCIAL INTRODUCTION, WHICH COULD PREVENT US FROM SUCCESSFULLY COMMERCIALIZING OUR PRODUCTS AND FROM BEING PROFITABLE.

Even if our drug candidates are successfully developed, our success and growth will also depend upon the acceptance of these drug candidates by physicians and third-party payors. Acceptance of our product development candidates will be a function of our products being clinically useful, being cost effective and demonstrating superior diagnostic or therapeutic effect with an acceptable side effect profile as compared to existing or future treatments. In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time.

Factors that we believe will materially affect market acceptance of our drug candidates under development include:

- The timing of our receipt of any marketing approvals, the terms of any approval and the countries in which approvals are obtained;
- The safety, efficacy and ease of administration of our products;
- The competitive pricing of our products;
- The success of our education and marketing programs;
- The sales and marketing efforts of competitors; and
- The availability and amount of government and third-party payor reimbursement.

If our products do not achieve market acceptance, we will not be able to generate sufficient revenues from product sales to maintain or grow our business.

ACQUISITIONS PRESENT MANY RISKS, AND WE MAY NOT REALIZE THE ANTICIPATED FINANCIAL AND STRATEGIC GOALS FOR ANY SUCH TRANSACTIONS.

We may in the future acquire complementary companies, products and technologies. Such acquisitions involve a number of risks, including:

- We may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions change, all of which may generate a future impairment charge;
- We may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;
- We may have difficulty incorporating the acquired technologies;
- We may encounter technical difficulties or failures with the performance of the acquired technologies or drug products or may experience unfavorable results in the clinical studies related to such technologies or products;
- We may face product liability risks associated with the sale of the acquired company's products;
- Our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- We may have difficulty maintaining uniform standards, internal controls, procedures and policies across locations;
- The acquisition may result in litigation from terminated employees or third-parties; and
- We may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Risks Related to Regulation

IF OUR PRECLINICAL TESTING AND CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT OBTAIN REGULATORY APPROVAL FOR COMMERCIAL SALE OF OUR PRODUCT CANDIDATES.

We will be required to demonstrate, through preclinical testing and clinical trials, that our product candidates are safe and effective before we can obtain regulatory approval for the commercial sale of our product candidates. Preclinical testing and clinical trials are lengthy and expensive and the historical rate of failure for product candidates is high. Product candidates that appear promising in the early phases of development, such as in preclinical study or in early human clinical trials, may fail to demonstrate safety and efficacy in clinical trials.

Except for CETHRIN and the ALTROPANE molecular imaging agent, we have not yet received IND approval from the FDA for our other product candidates which will be required before we can begin clinical trials in the United States. We may not submit INDs for our product candidates if we are unable to accumulate the necessary preclinical data for the filing of an IND. The FDA may request additional preclinical data before allowing us to commence clinical trials. As an example, the FDA has requested additional information before it will consider approving our IND filing for one of our product candidates, INOSINE. The FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any or all indications of use.

In September 2006, we announced statistically significant results for the primary endpoint of POET-1. The POET-1 trial was designed to assess whether diagnosis using ALTROPANE scans is more accurate than the clinical diagnosis of PCPs in distinguishing between tremors caused by PS and those associated with other disorders, as judged by comparison to a definitive diagnosis from an MDS. The data from POET-1 demonstrated that ALTROPANE scans showed statistically significant superiority over the diagnosis of PCPs on measures of both specificity and sensitivity, the primary endpoint of the trial. Based on data analyzed to date, with the exception of one "possibly-related" urinary tract infection that resolved after treatment, there were no drug-related serious adverse events. In order to avoid potential bias to further clinical development of ALTROPANE and in keeping with the FDA guidance to us, detailed results of POET-1 cannot be disclosed at this time.

We are working with expert advisors and the FDA to determine the most direct route to FDA approval, and to finalize our plans for the remaining clinical development of ALTROPANE, including POET-2. We plan to meet with the FDA in the second quarter of 2007 and initiate POET-2 in the third quarter of 2007. We also plan to meet with EU authorities to discuss clinical development of ALTROPANE in Europe. If supported by the outcome of our meeting, we may be able to initiate clinical trials of ALTROPANE in Europe in 2008. There is no assurance that the results obtained to-date and/or any further work completed in the future will be sufficient to achieve the approvability of ALTROPANE molecular imaging agent.

Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the potential patient population, the nature of the protocol, the availability of existing treatments for the indicated disease and the eligibility criteria for enrolling in the clinical trial. Delays or difficulties in completing patient enrollment can result in increased costs and longer development times.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those trials, or delay the analysis of data from our completed or ongoing clinical trials. Any of the following could delay the initiation or the completion of our ongoing and planned clinical trials:

- Ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;
- Delays in enrolling patients and volunteers into clinical trials;
- Lower than anticipated retention rate of patients and volunteers in clinical trials;
- Negative or inconclusive results of clinical trials or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated, even if other studies or trials related to the program are successful;
- Insufficient supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials;
- Serious and unexpected drug-related side-effects experienced by participants in our clinical trials; or
- The placement of a clinical trial on hold.

OUR PRODUCT CANDIDATES ARE SUBJECT TO RIGOROUS REGULATORY REVIEW AND, EVEN IF APPROVED, REMAIN SUBJECT TO EXTENSIVE REGULATION.

Our technologies and product candidates must undergo a rigorous regulatory approval process which includes extensive preclinical and clinical testing to demonstrate safety and efficacy before any resulting product can be marketed. Our research and development activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The clinical trial and regulatory approval process usually requires many years and substantial cost. To date, neither the FDA nor any of its international equivalents has approved any of our product candidates for marketing.

The FDA regulates drugs in the United States, including their testing, manufacturing and marketing. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. The FDA has stringent laboratory and manufacturing standards which must be complied with before we can test our product candidates in people or make them commercially available. Examples of these standards include Good Laboratory Practices and cGMP. Our compliance with these standards is subject to initial certification by independent inspectors and continuing audits thereafter. Obtaining FDA approval to sell our product candidates is time-consuming and expensive. The FDA usually takes at least 12 to 18 months to review an NDA which must be submitted before the FDA will consider granting approval to sell a product. If the FDA requests additional information, it may take even longer for the FDA to make a decision especially if the additional information that they request requires us to complete additional studies. We may encounter similar delays in foreign countries. After reviewing any NDA we submit, the FDA or its foreign equivalents may decide not to approve our products. Failure to obtain regulatory approval.for a product candidate will prevent us from commercializing our product candidates.

Other risks associated with the regulatory approval process include:

- Regulatory approvals may impose significant limitations on the uses for which any approved products may be marketed;
- Any marketed product and its manufacturer are subject to periodic reviews and audits, and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals;
- Changes in existing regulatory requirements, or the enactment of additional regulations or statutes, could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules

actually operate can depend heavily on administrative policies and interpretation over which we have no control, and we may possess inadequate experience to assess their full impact upon our business; and

- The approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product, and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials.

OUR PRODUCTS COULD BE SUBJECT TO RESTRICTIONS OR WITHDRAWAL FROM THE MARKET AND WE MAY BE SUBJECT TO PENALTIES IF WE FAIL TO COMPLY WITH REGULATORY REQUIREMENTS, OR IF WE EXPERIENCE UNANTICIPATED PROBLEMS WITH OUR PRODUCTS, WHEN AND IF ANY OF THEM ARE APPROVED.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory bodies. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. The manufacturer and the manufacturing facilities we use to make any of our product candidates will also be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer or facility, including withdrawal of the product from the market. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in:

- Restrictions on such products, manufacturers or manufacturing processes;
- Warning letters;
- Withdrawal of the products from the market;
- Refusal to approve pending applications or supplements to approved applications that we submit;
- Recall;
- Fines;
- Suspension or withdrawal of regulatory approvals;
- Refusal to permit the import or export of our products;
- Product seizure; and
- Injunctions or the imposition of civil or criminal penalties.

FAILURE TO OBTAIN REGULATORY APPROVAL IN FOREIGN JURISDICTIONS WOULD PREVENT US FROM MARKETING OUR PRODUCTS ABROAD.

Although we have not initiated any marketing efforts in foreign jurisdictions, we intend in the future to market our products outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or approval by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations.

FOREIGN GOVERNMENTS TEND TO IMPOSE STRICT PRICE CONTROLS WHICH MAY ADVERSELY AFFECT OUR REVENUES, IF ANY.

The pricing of prescription pharmaceuticals is subject to governmental control in some foreign countries. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Related to our Intellectual Property

IF WE ARE UNABLE TO SECURE ADEQUATE PATENT PROTECTION FOR OUR TECHNOLOGIES, THEN WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AS A BIOTECHNOLOGY COMPANY.

At the present time, we do not have patent protection for all uses of our technologies. There is significant competition in the field of CNS diseases, our primary scientific area of research and development. Our competitors may seek patent protection for their technologies, and such patent applications or rights might conflict with the patent protection that we are seeking for our technologies. If we do not obtain patent protection for our technologies, or if others obtain patent rights that block our ability to develop and market our technologies, our business prospects may be significantly and negatively affected. Further, even if patents can be obtained, these patents may not provide us with any competitive advantage if our competitors have stronger patent positions or if their product candidates work better in clinical trials than our product candidates. Our patents may also be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products.

Our patent strategy is to obtain broad patent protection, in the United States and in major developed countries, for our technologies and their related medical indications. Risks associated with protecting our patent and proprietary rights include the following:

- Our ability to protect our technologies could be delayed or negatively affected if the USPTO requires additional experimental evidence that our technologies work;

- Our competitors may develop similar technologies or products, or duplicate any technology developed by us;

- Our competitors may develop products which are similar to ours but which do not infringe our patents or products;

- Our competitors may successfully challenge one or more of our patents in an interference or litigation proceeding;

- Our patents may infringe the patents or rights of other parties who may decide not to grant a license to us. We may have to change our products or processes, pay licensing fees or stop certain activities because of the patent rights of third parties which could cause additional unexpected costs and delays;

- Patent law in the fields of healthcare and biotechnology is still evolving and future changes in such laws might conflict with our existing and future patent rights, or the rights of others;

- Our collaborators, employees and consultants may breach the confidentiality agreements that we enter into to protect our trade secrets and proprietary know-how. We may not have adequate remedies for such breach; and
- There may be disputes as to the ownership of technological information developed by consultants, scientific advisors or other third parties which may not be resolved in our favor.

WE IN-LICENSE A SIGNIFICANT PORTION OF OUR INTELLECTUAL PROPERTY AND IF WE FAIL TO COMPLY WITH OUR OBLIGATIONS UNDER ANY OF THE RELATED AGREEMENTS, WE COULD LOSE LICENSE RIGHTS THAT ARE NECESSARY TO DEVELOP OUR PRODUCT CANDIDATES.

We are a party to and rely on a number of in-license agreements with third parties that give us rights to intellectual property that is necessary for our business. Our current in-license arrangements impose various development, royalty and other obligations on us. If we breach these obligations and fail to cure such breach in a timely manner, these exclusive licenses could be converted to non-exclusive licenses or the agreements could be terminated, which would result in our being unable to develop, manufacture and sell products that are covered by the licensed technology. In particular, the development of our nerve repair program is highly dependent upon CETHRIN which we recently licensed from BioAxone. If we are unable to meet our obligations in the time period specified in the CETHRIN License, including achieving the development and clinical milestones, obtaining a commercial agreement for the delivery of CETHRIN and the out-license of CETHRIN development in Japan, our business could be materially harmed.

In order to continue to expand our business we may need to acquire additional product candidates in clinical development through in-licensing that we believe will be a strategic fit with us. We may not be able to in-license suitable products candidates at an acceptable price or at all. In addition, we expect to enter into additional licenses in the future. Engaging in any in-license will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license.

IF WE BECOME INVOLVED IN PATENT LITIGATION OR OTHER PROCEEDINGS RELATED TO A DETERMINATION OF RIGHTS, WE COULD INCUR SUBSTANTIAL COSTS AND EXPENSES, SUBSTANTIAL LIABILITY FOR DAMAGES OR BE REQUIRED TO STOP OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS.

A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared against us by the USPTO, regarding intellectual property rights with respect to our products and technology. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

If any parties successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. We might be required to redesign the formulation of a product candidate so that it does not infringe, which may not be possible or could require substantial funds and time. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if we are unable to enter into license agreements that are acceptable to us. Moreover, we expect that a number of our collaborations will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may be breached, may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to our Dependence on Third Parties

IF ANY COLLABORATOR TERMINATES OR FAILS TO PERFORM ITS OR THEIR OBLIGATIONS UNDER AGREEMENTS WITH US, THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT CANDIDATES COULD BE DELAYED OR TERMINATED.

We are dependent on expert advisors and our collaborations with research and development service providers. Our business could be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Most biotechnology and pharmaceutical companies have established internal research and development programs, including their own facilities and employees which are under their direct control. By contrast, we have limited internal research capability and have elected to outsource substantially all of our research and development, preclinical and clinical activities. As a result, we are dependent upon our network of expert advisors and our collaborations with other research and development service providers for the development of our technologies and product candidates. These expert advisors are not our employees but provide us with important information and knowledge that may enhance our product development strategies and plans. Our collaborations with research and development service providers are important for the testing and evaluation of our technologies, in both the preclinical and clinical stages.

Many of our expert advisors are employed by, or have their own collaborative relationship with Harvard and its Affiliates or CMCC. A summary of the key scientific, research and development professionals with whom we work, and a composite of their professional background and affiliations is as follows:

- Larry I. Benowitz, Ph.D., Director, Laboratories for Neuroscience Research in Neurosurgery, Children's Hospital, Boston; Associate Professor of Neurosurgery, Harvard Medical School.
- Joseph R. Bianchine, M.D., Ph.D., F.A.C.P., F.A.C.C.P., former Scientific Advisory Board Member, Boston Life Sciences, Inc.; Senior Scientific Advisor, Schwarz Pharma AG.
- Zhigang He, Ph.D., BM, Research Associate, Department of Neurology, Children's Hospital Boston; Associate Professor of Neurology, Department of Neurology, Harvard Medical School.
- Robert S. Langer, Jr. Sc.D., Director, Boston Life Sciences, Inc., Institute Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology.
- Peter Meltzer, Ph.D., President, Organix, Inc., Woburn, MA.

Dr. Benowitz, Dr. He, Dr. Bianchine and Dr. Langer provide scientific consultative services resulting in total payments of approximately $125,000 per year. Dr. Benowitz and Dr. He provide scientific consultative services primarily related to our nerve repair program. Dr. Bianchine provides scientific consultative services primarily related to our nerve repair and neurodegenerative programs. Dr. Langer provides consultative services primarily related to scientific and business services.

We do not have a formal agreement with Dr. Meltzer but do enter into research and development contracts from time to time with Organix, Inc., of which Dr. Meltzer is president.

Our significant collaborations include:

- Children's Hospital in Boston, Massachusetts where certain of our collaborating scientists perform their research efforts;

- Harvard Medical School in Boston, Massachusetts where certain of our collaborating scientists perform their research efforts;

- MDS Nordion in Vancouver, British Colombia which manufactures the SPECT ALTROPANE molecular imaging agent;

- Molecular Neuroimaging, Inc. in New Haven, Connecticut which is optimizing our imaging protocol for commercial use; and

- Organix in Woburn, Massachusetts which provides non-radioactive ALTROPANE for FDA mandated studies and synthesizes our compounds for the treatment of PD and for axon regeneration.

We generally have a number of collaborations with research and development service providers ongoing at any point in time. These agreements generally cover a specific project or study, are usually for a duration between one month to one year, and expire upon completion of the project. Under these agreements, we are usually required to make an initial payment upon execution of the agreement with the remaining payments based upon the completion of certain specified milestones such as completion of a study or delivery of a report.

We cannot control the amount and timing of resources our advisors and collaborators devote to our programs or technologies. Our advisors and collaborators may have employment commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If any of our advisors or collaborators were to breach or terminate their agreement with us or otherwise fail to conduct their activities successfully and in a timely manner, the preclinical or clinical development or commercialization of our technologies and product candidates or our research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on our business, financial condition or results of operations.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with our advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our technologies, or could require or result in litigation to resolve. Any such event could have a material adverse effect on our business, financial condition or results of operations.

Our advisors and collaborators sign agreements that provide for confidentiality of our proprietary information. Nonetheless, they may not maintain the confidentiality of our technology and other confidential information in connection with every advisory or collaboration arrangement, and any unauthorized dissemination of our confidential information could have a material adverse effect on our business, financial condition or results of operations.

IF WE ARE UNABLE TO MAINTAIN OUR KEY WORKING RELATIONSHIPS WITH OUR LICENSORS, INCLUDING BIOAXONE, HARVARD AND ITS AFFILIATES AND CMCC, WE MAY NOT BE SUCCESSFUL SINCE SUBSTANTIALLY ALL OF OUR CURRENT TECHNOLOGIES WERE LICENSED FROM SUCH LICENSORS.

Historically, we have been heavily dependent on our relationships with our licensors, including Harvard and its Affiliates and CMCC and more recently BioAxone and to date, substantially all of our technologies were licensed from these licensors.

Under the terms of our license agreements with BioAxone, Harvard and its Affiliates and CMCC, we acquired the exclusive, worldwide license to make, use, and sell the technology covered by each respective agreement. Among other things, the technologies licensed under these agreements include:

- CETHRIN compositions and methods of use;
- ALTROPANE molecular imaging agent compositions and methods of use;
- Technetium-based molecular imaging agent compositions and methods of use;
- INOSINE methods of use; and
- DAT blocker compositions and methods of use.

Generally, each of these license agreements is effective until the last patent licensed relating to the technology expires or at a fixed and determined date. The patents on CETHRIN expire beginning in 2021. The patents on the ALTROPANE molecular imaging agent expire beginning in 2013. The patents on the technetium-based molecular imaging agents expire beginning in 2017. The patents for INOSINE expire beginning in 2017. The patents for our DAT blockers expire beginning in 2012.

We are required to make certain payments under our license agreements with our licensors which generally include:

- An initial licensing fee payment upon the execution of the agreement and annual license maintenance fee;
- Reimbursement payments for all patent related costs incurred by the licensor, including fees associated with the filing of continuation-in-part patent applications;
- Milestone payments as licensed technology progresses through each stage of development (filing of IND, completion of one or more clinical stages and submission and approval of an NDA); and
- Royalty payments on the sales of any products based on the licensed technology.

In December 2006, we entered into the CETHRIN License pursuant to which we acquired the exclusive worldwide license to develop CETHRIN. Under the CETHRIN License, we agreed to $10,000,000 in up-front payments, of which we paid BioAxone $2,500,000 upon execution of the CETHRIN License and an additional $7,500,000 on March 26, 2007. We also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country. If we fail to launch a licensed product within twelve months of obtaining marketing approval for such product in the United States, at least two specified European countries or Japan, BioAxone may terminate our rights under the CETHRIN License in whole or in part in the United States, the European Union or Japan.

In May 2006, we entered into the CMCC Licenses with CMCC to acquire the exclusive worldwide rights to new axon regeneration technologies and to replace our former axon regeneration licenses with CMCC. The CMCC Licenses provide for payments to CMCC for accrued patent costs, an up-front license payment of $50,000 and future milestone payments of up to an aggregate of approximately $425,000 for each product candidate upon achievement of certain regulatory milestones. Additionally, we entered into two sponsored research agreements with CMCC which provide for a total of $550,000 in annual funding for three years.

Since inception, we have paid Harvard and its Affiliates under the terms of our current license agreements, or the Harvard License Agreements, approximately $700,000 in initial licensing fees and milestone payments. The Harvard License Agreements obligate us to pay up to an aggregate of approximately $2,520,000 in milestone payments in the future. These future milestone payments are generally payable only upon achievement of certain regulatory milestones.

The Company's license agreements with Harvard and its Affiliates and CMCC generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees and continuing patent prosecution costs.

We have entered into sponsored research agreements with certain key collaborators, including Harvard and its Affiliates and CMCC. Under these agreements, we provide funding so that the sponsoring scientists can continue their research efforts. These payments are generally made in equal quarterly installments over the term of the agreements which are usually for one to three years.

Universities and other not-for-profit research institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. The loss of our relationship with one or more of our key licensors could adversely affect our ongoing development programs and could make it more costly and difficult for us to obtain the licensing rights to new scientific discoveries.

IF WE ARE UNABLE TO ESTABLISH, MAINTAIN AND RELY ON NEW COLLABORATIVE RELATIONSHIPS, THEN WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR TECHNOLOGIES.

To date, our operations have primarily focused on the preclinical development of most of our technologies, as well as conducting clinical trials for certain of our technologies. We currently expect that the continued development of our technologies will result in the initiation of additional clinical trials. We expect that these developments will require us to establish, maintain and rely on new collaborative relationships in order to successfully develop and commercialize our technologies. We face significant competition in seeking appropriate collaborators. Collaboration arrangements are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements, and the terms of any such collaboration or alternative arrangement may not be favorable to us. There is no certainty that:

- We will be able to enter into such collaborations on economically feasible and otherwise acceptable terms and conditions;
- Such collaborations will not require us to undertake substantial additional obligations or require us to devote additional resources beyond those we have identified at present;
- Any of our collaborators will not breach or terminate their agreements with us or otherwise fail to conduct their activities on time, thereby delaying the development or commercialization of the technology for which the parties are collaborating; and
- The parties will not dispute the ownership rights to any technologies developed under such collaborations.

IF ONE OF OUR COLLABORATORS WERE TO CHANGE ITS STRATEGY OR THE FOCUS OF ITS DEVELOPMENT AND COMMERCIALIZATION EFFORTS WITH RESPECT TO OUR RELATIONSHIP, THE SUCCESS OF OUR PRODUCT CANDIDATES AND OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

There are a number of factors external to us that may change our collaborators' strategy or focus with respect to our relationship with them, including:

- The amount and timing of resources that our collaborators may devote to the product candidates;
- Our collaborators may experience financial difficulties;

- We may be required to relinquish important rights such as marketing and distribution rights;
- Should a collaborator fail to develop or commercialize one of our product candidates, we may not receive any future milestone payments and will not receive any royalties for the product candidate;
- Business combinations or significant changes in a collaborator's business strategy may also adversely affect a collaborator's willingness or ability to complete its obligations under any arrangement;
- A collaborator may not devote sufficient time and resources to any collaboration with us, which could prevent us from realizing the potential commercial benefits of that collaboration;
- A collaborator may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the business and financial communities; and
- A collaborator could move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors.

If any of these occur, the development and commercialization of one or more drug candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

Risks Related to Competition

WE ARE ENGAGED IN HIGHLY COMPETITIVE INDUSTRIES DOMINATED BY LARGER, MORE EXPERIENCED AND BETTER CAPITALIZED COMPANIES.

The biotechnology and pharmaceutical industries are highly competitive, rapidly changing, and are dominated by larger, more experienced and better capitalized companies. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining the competitive advantage of being the first to market. Research on the causes of, and possible treatments for, diseases for which we are trying to develop therapeutic or diagnostic products are developing rapidly and there is a potential for extensive technological innovation in relatively short periods of time. Factors affecting our ability to successfully manage the technological changes occurring in the biotechnology and pharmaceutical industries, as well as our ability to successfully compete, include:

- Many of our potential competitors in the field of CNS research have significantly greater experience than we do in completing preclinical and clinical testing of new pharmaceutical products, the manufacturing and commercialization process, and obtaining FDA and other regulatory approvals of products;
- Many of our potential competitors have products that have been approved or are in late stages of development;
- Many of our potential competitors may develop products or other novel technologies that are more effective, safer or less costly than any that we are developing;
- Many of our potential competitors have collaborative arrangements in our target markets with leading companies and research institutions;
- The timing and scope of regulatory approvals for these products;
- The availability and amount of third-party reimbursement;
- The strength of our patent position;
- Many of our potential competitors are in a stronger financial position than us, and are thus better able to finance the significant cost of developing, manufacturing and selling new products; and

- Companies with established positions and prior experience in the pharmaceutical industry may be better able to develop and market products for the treatment of those diseases for which we are trying to develop products.

To our knowledge, there is presently no approved therapeutic focused on the functional recovery from CNS disorders resulting from traumas, such as SCI. We are aware of other companies who are developing therapeutics to treat the CNS disorders resulting from SCI. These companies have significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Given the challenges of achieving functional recovery in severe CNS disorders, we believe some of these competitors are developing devices or drugs that could potentially be used in conjunction with the therapeutics we are developing.

To our knowledge, there is presently no approved diagnostic in the United States for PD and other movement disorders. To our knowledge, there is only one company, GE Healthcare (formerly Nycomed/ Amersham), that has marketed a diagnostic imaging agent for PD, DaTScan®. To date, GE Healthcare has obtained marketing approval only in certain countries in Europe. To our knowledge, GE Healthcare is not presently seeking approval of DatScan in the United States. To our knowledge, GE Healthcare is developing a technetium-based imaging agent that they may seek to have approved in both the United States and abroad. GE Healthcare has significantly greater infrastructure and financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. Their established market presence, and greater financial strength in the European market may make it difficult for us to successfully market ALTROPANE in Europe.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR PRODUCT CANDIDATES MAY BE RENDERED NONCOMPETITIVE OR OBSOLETE.

Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protection, than we are able to. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our product candidates will achieve initial market acceptance, and our ability to generate meaningful revenues from our product candidates. Even if our product candidates achieve initial market acceptance, competitive products may render our products obsolete, noncompetitive or uneconomical. If our product candidates are rendered obsolete, we may not be able to recover the expenses of developing and commercializing those product candidates.

IF THIRD-PARTY PAYORS DO NOT ADEQUATELY REIMBURSE OUR CUSTOMERS FOR ANY OF OUR PRODUCTS THAT ARE APPROVED FOR MARKETING, THEY MIGHT NOT BE ACCEPTED BY PHYSICIANS AND PATIENTS OR PURCHASED OR USED, AND OUR REVENUES AND PROFITS WILL NOT DEVELOP OR INCREASE.

Substantially all biotechnology products are distributed to patients by physicians and hospitals, and in most cases, such patients rely on insurance coverage and reimbursement to pay for some or all of the cost of the product. In recent years, the continuing efforts of government and third party payors to contain or reduce health care costs have limited, and in certain cases prevented, physicians and patients from receiving insurance coverage and reimbursement for medical products, especially newer technologies. We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. Obtaining reimbursement approval for a product from each governmental or other third-party payor is a time-consuming and costly process that could require us to provide to each prospective payor scientific, clinical and cost-effectiveness data for the use of our products. If we succeed in bringing any of our product candidates to market and third-party payors determine that the product is eligible for coverage; the third-party payors may nonetheless establish and maintain price levels insufficient for us to realize a sufficient return on our investment in product development. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases.

Our ability to generate adequate revenues and operating profits could be adversely affected if such limitations or restrictions are placed on the sale of our products. Specific risks associated with medical insurance coverage and reimbursement include:

- Significant uncertainty exists as to the reimbursement status of newly approved health care products;

- Third-party payors are increasingly challenging the prices charged for medical products and services;

- Adequate insurance coverage and reimbursement may not be available to allow us to charge prices for products which are adequate for us to realize an appropriate return on our development costs. If adequate coverage and reimbursement are not provided for use of our products, the market acceptance of these products will be negatively affected;

- Health maintenance organizations and other managed care companies may seek to negotiate substantial volume discounts for the sale of our products to their members thereby reducing our profit margins; and

- In recent years, bills proposing comprehensive health care reform have been introduced in Congress that would potentially limit pharmaceutical prices and establish mandatory or voluntary refunds. It is uncertain if any legislative proposals will be adopted and how federal, state or private payors for health care goods and services will respond to any health care reforms.

U.S. drug prices may be further constrained by possible Congressional action regarding drug reimportation into the United States. Some proposed legislation would allow the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs are sold at a lower price. Some governmental authorities in the U.S. are pursuing lawsuits to obtain expanded reimportation authority. Such legislation, regulations, or judicial decisions could reduce the prices we receive for any products that we may develop, negatively affecting our revenues and prospects for profitability. Even without legislation authorizing reimportation, increasing numbers of patients have been purchasing prescription drugs from Canadian and other non-United States sources, which has reduced the price received by pharmaceutical companies for their products.

The Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and that is responsible for setting Medicare reimbursement payment rates and coverage policies for any product candidates that we commercialize, has authority to decline to cover particular drugs if it determines that they are not "reasonable and necessary" for Medicare beneficiaries or to cover them at lower rates to reflect budgetary constraints or to match previously approved reimbursement rates for products that CMS considers to be therapeutically comparable. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both Medicare and other third-party payors may have sufficient market power to demand significant price reductions.

Moreover, marketing and promotion arrangements in the pharmaceutical industry are heavily regulated by CMS, and many marketing and promotional practices that are common in other industries are prohibited or restricted. These restrictions are often ambiguous and subject to conflicting interpretations, but carry severe administrative, civil, and criminal penalties for noncompliance. It may be costly for us to implement internal controls to facilitate compliance by our sales and marketing personnel.

As a result of the trend towards managed healthcare in the United States, as well as legislative proposals to constrain the growth of federal healthcare program expenditures, third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products.

MEDICARE PRESCRIPTION DRUG COVERAGE LEGISLATION AND FUTURE LEGISLATIVE OR REGULATORY REFORM OF THE HEALTH CARE SYSTEM MAY AFFECT OUR ABILITY TO SELL OUR PRODUCT CANDIDATES PROFITABLY.

A number of legislative and regulatory proposals to change the healthcare system in the United States and other major healthcare markets have been proposed in recent years. In addition, ongoing initiatives in the United States have exerted and will continue to exert pressure on drug pricing. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from the implementation of the Medicare prescription drug coverage legislation and adverse trends in third-party reimbursement programs, could limit our ability to raise capital and successfully commercialize our product candidates.

In particular, the Medicare Prescription Drug Improvement and Modernization Act of 2003 established a new Medicare prescription drug benefit. The prescription drug program and future amendments or regulatory interpretations of the legislation could affect the prices we are able to charge for any products we develop and sell for use by Medicare beneficiaries and could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay. The legislation changed the methodology used to calculate reimbursement for drugs that are administered in physicians' offices in a manner intended to reduce the amount that is subject to reimbursement. In addition, the Medicare prescription drug benefit program that took effect in January 2006 directed the Secretary of Health and Human Services to contract with procurement organizations to purchase physician- administered drugs from manufacturers and provided physicians with the option to obtain drugs through these organizations as an alternative to purchasing from manufacturers, which some physicians may find advantageous. Because we have not received marketing approval or established a price for any product, it is difficult to predict how this new legislation will affect us, but the legislation generally is expected to constrain or reduce reimbursement for certain types of drugs.

Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the announcement or adoption of such proposals could have an adverse effect on potential revenues from product candidates that we may successfully develop.

WE HAVE LIMITED MANUFACTURING CAPACITY AND MARKETING INFRASTRUCTURE AND EXPECT TO BE HEAVILY DEPENDENT UPON THIRD PARTIES TO MANUFACTURE AND MARKET APPROVED PRODUCTS.

We currently have limited manufacturing facilities for either clinical trial or commercial quantities of any of our product candidates and currently have no plans to obtain additional facilities. To date, we have obtained the limited quantities of drug product required for preclinical and clinical trials from contract manufacturing companies. We intend to continue using contract manufacturing arrangements with experienced firms for the supply of material for both clinical trials and any eventual commercial sale, with the exception of Oncomodulin, which we presently produce in our facility in Baltimore, Maryland.

We will depend upon third parties to produce and deliver products in accordance with all FDA and other governmental regulations. We may not be able to contract with manufacturers who can fulfill our requirements for quality, quantity and timeliness, or be able to find substitute manufacturers, if necessary. The failure by any third party to perform their obligations in a timely fashion and in accordance with the applicable regulations may delay clinical trials, the commercialization of products, and the ability to supply product for sale. In addition, any change in manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

Under our CETHRIN License, we acquired cGMP CETHRIN that we are currently utilizing for our Phase I/IIa trial and plan to use in our Phase IIb/III trial. We are in negotiations with cGMP manufacturers to produce more cGMP CETHRIN. We could encounter a significant delay in our clinical development of CETHRIN if we are unable to produce more cGMP CETHRIN.

With respect to our most advanced product candidate, ALTROPANE molecular imaging agent, we have entered into an agreement with, and are highly dependent upon, MDS Nordion. Under the terms of the agreement, which currently expires on December 31, 2007, we paid MDS Nordion a one-time fee of $300,000 in connection with its commitment to designate certain of its facilities exclusively for the production of the ALTROPANE molecular imaging agent. We also paid MDS Nordion approximately $900,000 to establish a cGMP certified manufacturing process for the production of ALTROPANE. Finally, we agreed to minimum monthly purchases of ALTROPANE through December 31, 2007. We hope to sign an extension with MDS Nordion before December 31, 2007 but there can be no assurance that we will be able to or that the terms will be acceptable. The agreement provides for MDS Nordion to manufacture the ALTROPANE molecular imaging agent for our clinical trials. The agreement also provides that MDS Nordion will compile and prepare the information regarding manufacturing that will be a required component of any NDA we file for ALTROPANE in the future. We do not presently have arrangements with any other suppliers in the event that Nordion is unable to manufacture ALTROPANE for us. We could encounter a significant delay before another supplier could manufacture ALTROPANE for us due to the time required to establish a cGMP manufacturing process for ALTROPANE.

We currently have a limited marketing infrastructure. In order to earn a profit on any future product, we will be required to invest in the necessary sales and marketing infrastructure or enter into collaborations with third parties with respect to executing sales and marketing activities. We may encounter difficulty in negotiating sales and marketing collaborations with third parties on favorable terms for us. Most of the companies who can provide such services are financially stronger and more experienced in selling pharmaceutical products than we are. As a result, they may be in a position to negotiate an arrangement that is more favorable to them. We could experience significant delays in marketing any of our products if we are required to internally develop a sales and marketing organization or establish collaborations with a partner. There are risks involved with establishing our own sales and marketing capabilities. We have no experience in performing such activities and could incur significant costs in developing such a capability.

USE OF THIRD PARTY MANUFACTURERS MAY INCREASE THE RISK THAT WE WILL NOT HAVE ADEQUATE SUPPLIES OF OUR PRODUCT CANDIDATES.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:

- Reliance on the third party for regulatory compliance and quality assurance;
- The possible breach of the manufacturing agreement by the third party; and
- The possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

If we are not able to obtain adequate supplies of our product candidates and any approved products, it will be more difficult for us to develop our product candidates and compete effectively. Our product candidates and any products that we successfully develop may compete with product candidates and products of third parties for access to manufacturing facilities. Our contract manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP regulations and other governmental regulations and corresponding foreign standards. We cannot be certain that our present or future manufacturers will be able to comply with cGMP regulations and other FDA regulatory requirements or similar regulatory requirements outside the United States. We do not control compliance by our contract manufacturers with these regulations and standards. Failure of our third party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and products.

Risks Related to Employees and Growth

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL AND/OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, THEN WE MAY NOT BE ABLE TO OPERATE EFFECTIVELY.

Our success depends significantly upon our ability to attract, retain and motivate highly qualified scientific and management personnel who are able to formulate, implement and maintain the operations of a biotechnology company such as ours. We consider retaining Peter Savas, our Chairman and Chief Executive Officer, Mark Pykett, our President and Chief Operating Officer and Kenneth L. Rice, Jr., our Executive Vice President Finance and Administration and Chief Financial Officer to be key to our efforts to develop and commercialize our product candidates. The loss of the service of any of these key executives may significantly delay or prevent the achievement of product development and other business objectives. We have entered into employment and non-compete agreements with Messrs. Savas, Pykett and Rice. We do not presently carry key person life insurance on any of our scientific or management personnel.

We currently outsource most of our research and development, preclinical and clinical activities. If we decide to increase our internal research and development capabilities for any of our technologies, we may need to hire additional key management and scientific personnel to assist the limited number of employees that we currently employ. There is significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to attract such personnel, it could have a significant negative effect on our ability to develop our technologies.

Risks Related to our Stock

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE AND CAN BE AFFECTED BY FACTORS UNRELATED TO OUR BUSINESS AND OPERATING PERFORMANCE.

The market price of our common stock may fluctuate significantly in response to factors that are beyond our control. The stock market in general periodically experiences significant price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in significant fluctuations in the price of our common stock, which could cause a decline in the value of your investment. The market price of our common stock may be influenced by many factors, including:

- Announcements of technological innovations or new commercial products by our competitors or us;
- Announcements in the scientific and research community;
- Developments concerning proprietary rights, including patents;
- Delay or failure in initiating, conducting, completing or analyzing clinical trials or problems relating to the design, conduct or results of these trials;
- Announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;
- Developments concerning our collaborations;
- Publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- Failure of any of our product candidates to achieve commercial success;
- Our ability to manufacture products to commercial standards;
- Conditions and publicity regarding the life sciences industry generally;

- Regulatory developments in the United States and foreign countries;
- Changes in the structure of health care payment systems;
- Period-to-period fluctuations in our financial results or those of companies that are perceived to be similar to us;
- Departure of our key personnel;
- Future sales of our common stock;
- Investors' perceptions of us, our products, the economy and general market conditions;
- Differences in actual financial results versus financial estimates by securities analysts and changes in those estimates; and
- Litigation.

ITEM 1B. ***Unresolved Staff Comments.***

Not applicable.

ITEM 2. ***Properties.***

Our corporate office is located in Hopkinton, Massachusetts. We lease approximately 6,500 square feet of office space which expires in 2008 and provides for a three-year renewal option. We also lease 3,300 square feet of laboratory space located in Baltimore, Maryland that expires in May 2008. In addition, we lease 4,400 square feet of office space located in Woburn, Massachusetts that expires in August 2008.

Our lease in Boston, Massachusetts expires in 2012. We have entered into two sublease agreements covering all 6,600 square feet under this lease through the expiration of the lease.

We believe that our existing facilities are adequate for their present and anticipated purposes, except that additional facilities will be needed if we elect to expand our laboratory and/or manufacturing activities.

ITEM 3. ***Legal Proceedings.***

We are subject to legal proceedings in the normal course of business. We are not currently a party to any material legal proceedings.

ITEM 4. ***Submission of Matters to a Vote of SecurityHolders.***

Our Annual Meeting of Stockholders was held on December 14, 2006.

There were present at the Annual Meeting in person or by proxy stockholders holding an aggregate of 10,000,293 shares of common stock. The results of the vote taken at the Annual Meeting with respect to the election of the director nominees were as follows:

Nominees	For	Withheld
Peter G. Savas	9,922,631 shares	77,662 shares
William L.S. Guinness	9,922,511 shares	77,782 shares
Robert S. Langer, Jr.	9,876,305 shares	123,988 shares
Michael J. Mullen	9,931,586 shares	68,707 shares
John T. Preston	9,932,078 shares	68,215 shares

A vote of the stockholders was taken at the Annual Meeting with respect to the proposal to ratify the selection by the Audit Committee of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2006. Of the shares voted, 9,978,063 shares voted in favor of such proposal, 12,702 shares were voted against such proposal and 9,528 shares abstained from voting.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.***

Market Information

Our common stock trades on the NASDAQ Capital Market under the symbol BLSI. In February 2005, we implemented a one-for-five reverse split of our common stock. Unless otherwise noted, data used throughout this Annual Report on Form 10-K is adjusted to reflect the reverse stock split.

The following table sets forth the high and low per share sales prices for our common stock for each of the quarters in the period beginning January 1, 2005 through December 31, 2006 as reported on the NASDAQ Capital Market.

Quarter Ended	High	Low
March 31, 2005	$3.20	$1.56
June 30, 2005	$2.72	$2.00
September 30, 2005	$3.84	$1.64
December 31, 2005	$2.42	$1.94
March 31, 2006	$3.75	$2.24
June 30, 2006	$3.82	$2.38
September 30, 2006	$4.24	$2.25
December 31, 2006	$3.70	$2.20

Holders

As of March 26, 2007, there were approximately 2,900 holders of record of our common stock. As of March 26, 2007, there were approximately 10,100 beneficial holders of our common stock.

Dividends

We have not paid or declared any cash dividends on our common stock and do not expect to pay cash dividends on our common stock in the foreseeable future. We paid $314,987 in cash dividends to the former holders of outstanding Series E Cumulative Convertible Preferred Stock effective February 4, 2005.

Item 6. ***Selected Consolidated Financial Data.***

The selected consolidated financial data set forth below with respect to our consolidated statement of operations for each of the years in the three-year period ended December 31, 2006 and our consolidated balance sheets as of December 31, 2006 and 2005 are derived from and qualified by reference to our audited consolidated financial statements and the related notes thereto found at "Item 8. Financial Statements and Supplementary Data" herein. The consolidated statement of operations data for the years ended December 31, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by our audited consolidated financial statements and related notes thereto found at "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data					
Revenues	$ —	$ —	$ —	$ —	$ —
Operating expenses	26,434,736	11,647,984	10,381,429	7,914,887	10,302,008
Net loss	(26,355,243)	(11,501,442)	(11,250,877)	(8,367,994)	(10,993,142)
Preferred stock beneficial conversion feature	—	—	—	(2,696,658)	—
Accrual of preferred stock dividends and modification of warrants held by preferred stock stockholders	—	(715,515)	(480,045)	(34,029)	—
Net loss available to common shareholders	(26,355,243)	(12,216,957)	(11,730,922)	$(11,098,681)	$(10,993,142)
Basic and diluted net loss per share available to common stockholders	$ (1.59)	$ (1.03)	$ (1.73)	$ (1.82)	$ (2.49)
Weighted average number of common shares outstanding	16,525,154	11,806,153	6,795,316	6,101,408	4,412,637
Balance Sheet Data					
Cash and cash equivalents	$ 1,508,665	$ 578,505	$ 152,971	$ 6,088,458	$ 794,401
Marketable securities	—	8,750,832	1,490,119	4,876,402	6,177,705
Restricted cash and restricted marketable securities	—	—	—	5,036,248	—
Total assets	2,368,887	10,515,488	2,544,713	17,432,894	8,527,893
Working capital (deficit) (excludes restricted cash and restricted marketable securities)	(16,853,334)	7,466,080	(187,530)	9,974,660	5,558,691
Long-term debt	—	—	—	3,811,129	3,869,872
Stockholders'(deficit) equity	$(16,571,907)	$ 7,891,306	$ 568,940	$ 12,115,618	$ 2,822,853

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Our management's discussion and analysis of our financial condition and results of operations include the identification of certain trends and other statements that may predict or anticipate future business or financial results that are subject to important factors that could cause our actual results to differ materially from those indicated. See Item 1A, "Risk Factors."

Overview

Description of Company

We are a development stage biotechnology company engaged in the research and development of biopharmaceutical products that target unmet medical needs in the treatment and diagnosis of central nervous system, or CNS, disorders. Our clinical and preclinical product candidate pipeline is based on three proprietary technology platforms:

- Nerve repair program focused on the functional recovery from CNS disorders resulting from traumas, such as spinal cord injury, or SCI, stroke and optic nerve injury utilizing technology referred to as axon regeneration;
- Molecular imaging program focused on the diagnosis of Parkinsonian Syndromes, or PS, including Parkinson's Disease, or PD, and Attention Deficit Hyperactivity Disorder, or ADHD; and
- Neurodegenerative program focused on treating the symptoms of PD and slowing or stopping the progression of PD.

At December 31, 2006, we were considered a "development stage enterprise" as defined in Statement of Financial Accounting Standards, or SFAS, No. 7, "Accounting and Reporting by Development Stage Enterprises."

As of December 31, 2006, we have experienced total net losses since inception of approximately $143,500,000, stockholders' deficit of approximately $16,572,000, and net working capital deficit of approximately $16,850,000, of which $9,000,000 was funded through borrowings under the March 2007 Purchase Agreement (discussed below). For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash and cash equivalents available at December 31, 2006 will not provide sufficient working capital to meet our anticipated expenditures for the next twelve months. We believe that the cash and cash equivalents available at December 31, 2006, combined with the remaining $6,000,000 available to us under a convertible promissory note purchase agreement, referred to as the March 2007 Purchase Agreement, entered into by us on March 22, 2007 (discussed below) with Robert Gipson, our former director, Thomas Gipson, and Arthur Koenig, our significant stockholders, collectively referred to as the March 2007 Note Holders, and our ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable us to meet our anticipated cash expenditures through August 2007.

In order to continue as a going concern, we will therefore need to raise additional capital through one or more of the following: a debt financing or equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. We are currently engaged in fundraising efforts. There can be no assurance that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all. We also cannot be sure that we will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the March 2007 Note Holders. If we are unable to raise additional or sufficient capital, we will need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern. If we violate a debt covenant or default under the March 2007 Purchase Agreement or Amended Notes (described below), we may need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern.

In connection with our common stock financing completed by us in March 2005, we agreed with the purchasers in such financing, including the March 2007 Note Holders, or the March 2005 Investors, that, subject to certain exceptions, we would not issue any shares of our common stock at a per share price less than $2.50 without the prior consent of the purchasers holding a majority of the shares issued in the March 2005 financing. On March 26, 2007, the closing price of our common stock was $2.57. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by us should the price per share in such financing be set at less than $2.50.

Our ability to continue to advance our clinical programs, including the development of CETHRIN and the ALTROPANE molecular imaging agent, and our preclinical programs will be affected by the availability of financial resources to fund each program. Financial considerations may cause us to modify planned development activities for one or more of our programs, and we may decide to suspend development of one or more programs until we are able to secure additional working capital. If we are not able to raise additional capital, we will not have sufficient funds to complete the clinical trial programs for CETHRIN or the ALTROPANE molecular imaging agent.

We continually evaluate possible acquisitions of, or investments in, businesses, technologies and products that are complementary to our nerve repair program. The consideration paid in connection with an acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any such acquisition or acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. To the extent that we use common stock for all or a portion of the consideration to be paid for future acquisitions, our existing stockholders may experience significant dilution.

In order to effect an acquisition, we may need additional financing. We cannot be certain that any such financing will be available on terms favorable or acceptable to us, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stockholders, who would then experience dilution. There can be no assurance that we will be able to identify or successfully complete any acquisitions.

March 2007 Promissory Notes

On March 22, 2007, we entered into the March 2007 Purchase Agreement with the March 2007 Note Holders pursuant to which we have the ability to borrow up to $15,000,000 prior to December 31, 2007. Any amounts borrowed by us under the March 2007 Purchase Agreement will bear interest at the rate of 5% per annum and may be converted, at the option of the March 2007 Note Holders (i) into shares of our common stock at a conversion price per share of $2.50 any time after December 31, 2007 (ii) the right to receive royalty payments related to our molecular imaging products (including ALTROPANE and FLUORATEC) in amounts equal to 2% of our pre-commercial revenue related to such products plus 0.5% of future net sales of such products for each $1,000,000 of outstanding principal and interest that a March 2007 Note Holder elects to convert into royalty payments, or (iii) a combination of (i) and (ii). Any outstanding notes that are not converted into our common stock or into the right to receive future royalty payments will become due and payable by upon the earlier of December 31, 2010 or the date of which a March 2007 Note Holder declares an event of default (as defined in the March 2007 Purchase Agreement). However, each March 2007 Note Holder is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such March 2007 Note Holder, when taken together with all shares of common stock then held or otherwise beneficially owned by such March 2007 Note Holder exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to such March 2007 Note Holder, exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder. At March 31, 2007, we have borrowed $9,000,000 under the March 2007 Purchase Agreement, of which $7,500,000 of the proceeds were used to make our license payment under the CETHRIN License referred to above.

On March 22, 2007, we issued a third amended and restated unsecured promissory note for $5,000,000 to Robert Gipson and a second amended and restated unsecured promissory note for $5,000,000, collectively the Amended Notes, to Thomas Gipson. The Amended Notes eliminated all outstanding principal and accrued interest due and payable on the notes previously issued to Robert Gipson and Thomas Gipson, or the Lenders, and eliminated our right to prepay any portion of the Amended Notes. On or after June 15, 2007, the Lenders shall effect the conversion of the outstanding principal under the Amended Notes into shares of our common stock at a conversion price of $2.50 per share. However, each Lender is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such Lender, when taken together with all shares of common stock then held or otherwise beneficially owned by such Lender exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to such Lender, exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder.

We are subject to certain debt covenants pursuant to the Amended Notes and the March 2007 Purchase Agreement. If we (i) fail to pay the principal or interest due under the Amended Notes or the March 2007 Purchase Agreement, (ii) file a petition for action for relief under any bankruptcy or similar law or (iii) an involuntary petition is filed against us, all amounts borrowed under the Amended Notes and the March 2007 Purchase Agreement may become immediately due and payable by us. In addition, without the consent of the lenders, we may not (i) create, incur or otherwise, permit to be outstanding any indebtedness for money borrowed (except for obligations under the March 2007 Purchase Agreement and the Amended Notes), (ii) declare or pay any cash dividend, or make a distribution on, repurchase, or redeem, any class of our stock, subject to certain exceptions or sell, lease, transfer or otherwise dispose of any of our material assets or property or (iii) dissolve or liquidate.

Product Development

Nerve Repair Program

Our nerve repair program is focused on the functional recovery from CNS disorders resulting from traumas, such as SCI, stroke and optic nerve injury utilizing technology referred to as axon regeneration. The aim of the nerve repair program is to cause nerve fibers called axons to grow and form new connections that would restore signaling between nerve cells and enable restoration of function.

In May 2006, we entered into two license agreements, or the CMCC Licenses, with Children's Medical Center Corporation (also known as Children's Hospital Boston), or CMCC, to acquire the exclusive worldwide rights to new axon regeneration technologies and to replace our former axon regeneration licenses with CMCC. Additionally, we entered into two three-year sponsored research agreements with CMCC, or the Sponsored Research Agreements, to support approaches to activate pro-regenerative pathways that stimulate axon regeneration, led by Dr. Larry Benowitz, and for approaches to deactivate anti-regenerative pathways that inhibit axon regeneration, led by Dr. Zhigang He. In December 2006, we entered into the CETHRIN License. We believe that these agreements extend our existing capabilities in nerve repair by potentially providing multiple avenues for intervention in functional CNS recovery. Licensing the rights to the technologies of two complementary approaches for axon regeneration is part of our strategy to build a broad platform of technology and intellectual property for the development of nerve repair therapeutics. We believe that the assembly of broad intellectual property and technology in nerve repair will create competitive advantages. The simultaneous implementation of the sponsored research programs may open avenues for exploring combination therapies for intractable CNS disorders. The research also provides an opportunity to continue to enrich the application of the technologies and our intellectual property portfolio.

Our lead product candidate in our nerve repair program is CETHRIN. In February 2005, enrollment began in the current open-label, non-placebo-controlled, dose-escalating Phase I/IIa trial. The trial enrolled patients who suffered a complete thoracic or cervical SCI. These patients were initially classified as an A on the American Spinal Injury Association, or ASIA Impairment Scale. The ASIA Impairment Scale is scored using 5 categories from A to E, with A being complete impairment with no sensory or motor function below the site of injury and E being normal. The trial was designed primarily as a safety trial in acute SCI but also included evaluations for efficacy measurements that assessed improvement of patients' sensory and motor functions as well as overall recovery. The trial is designed for a number of post-treatment evaluations of the patients for safety and efficacy for up to one year after treatment.

In November 2006, interim results were reported on 37 patients enrolled to that point from nine centers in the United States and Canada. The safety, tolerability and neurological outcome from the six-week follow up at each of the four dose levels (0.3mg, 1mg, 3mg and 6mg) indicated that CETHRIN is safe and well tolerated. There were no serious adverse events related to CETHRIN as determined by the investigators and the independent data monitoring committee, or DMC (previously referred to as the Data Safety Monitoring Board). There were two deaths of patients enrolled in the trial. The DMC and the clinical investigators determined that the two deaths were due to causes related to their initial SCI, other injuries, or preexisting conditions and not related to CETHRIN.

In November 2006, the data showed that 31% of the patients (11 of 36) who had reached the 6 weeks post-treatment follow-up had recovered some sensory and/or motor function below the site of their injury (ASIA A conversion to ASIA B or better) and that 8% of the patients (3 of 36) had improved to ASIA C or better. Additionally, 27% of the patients (6 of 22) who had reached the 6 month post-treatment follow-up had improved from ASIA A to ASIA B or better and 18% of the patients (4 of 22) had improved to ASIA C or better. We plan to release additional interim data from the trial in the second quarter of 2007.

In February 2007, enrollment was initiated at 9mg in Canada to determine the safety and efficacy of CETHRIN at higher doses. Following review of the data by the FDA, we plan to initiate enrollment at 9mg in the U.S. We expect to complete enrollment for the Phase I/IIa trial in the third quarter of 2007. The full results of the trial will be analyzed after all post-treatment evaluations are completed in 2008.

Based on the results to date, we are planning a Phase IIb/III trial for CETHRIN. We expect to meet with the FDA and Health Canada on this proposed study in the third quarter of 2007. If we are able to obtain approval to conduct the study, we plan to begin the Phase IIb/III trial in North America by the end of 2007 or early 2008. We also plan to meet with European Union, or EU, regulatory authorities in order to initiate clinical trials of CETHRIN in Europe in 2008.

INOSINE is a proprietary regenerative factor that specifically promotes axon outgrowth in CNS neurons. In light of the progress of the CETHRIN Phase I/IIa clinical program for SCI, the ongoing challenges of delivering INOSINE by ICV infusion to treat stroke, and the INOSINE preclinical data to treat SCI, we plan to utilize our currently available resources to advance CETHRIN into a Phase IIb/III trial and to undertake preclinical development of INOSINE to treat SCI. We believe that INOSINE and potentially other regenerative factors in our pipeline, may have important value in treating stroke. However, we also believe that the most effective means to advance this indication into clinical trials will be through a partnership with a larger company with adequate resources to fund the sizable investment required for clinical trials in stroke today. Our development of INOSINE for the treatment of SCI is in preclinical development. We are undertaking preliminary work on a new formulation of INOSINE which, if successful, would support IND-enabling animal studies. Provided that we are able to devote sufficient resources to continue and complete certain development activities and that the program results in data that support the continued development required for an IND, we anticipate that we will submit an IND for INOSINE for functional recovery in SCI in the second half of 2008.

Molecular Imaging Program

Our lead product candidate in the molecular imaging program is the ALTROPANE molecular imaging agent for the differential diagnosis of PS (including PD) and non-PS in patients with tremor. We completed an initial Phase III trial of ALTROPANE for use in differentiating PS movement disorders from other movement disorders. In September 2006, we announced statistically significant results for the primary endpoint of POET-1. The POET-1 trial was designed to assess whether diagnosis using ALTROPANE scans is more accurate than the clinical diagnosis of internist or general practitioner, also known as a primary care physician, or PCP, in distinguishing between tremors caused by PS and those associated with other disorders, as judged by comparison to a definitive diagnosis from a movement disorder specialist. The data from POET-1 demonstrated that ALTROPANE scans showed statistically significant superiority over the diagnosis of PCPs on measures of both specificity and sensitivity, the primary endpoint of the trial. Based on data analyzed to date, with the exception of one "possibly-related" urinary tract infection that resolved after treatment, there were no drug-related serious adverse events. In order to avoid potential bias to further clinical development of ALTROPANE and in keeping with the FDA guidance to us, detailed results of POET-1 cannot be disclosed at this time.

We are working with expert advisors and the FDA to determine the most direct route to FDA approval, and to finalize our plans for the remaining clinical development of ALTROPANE, including POET-2. We plan to meet with the FDA in the second quarter of 2007 and initiate POET-2 in the third quarter of 2007. We also plan to meet with EU authorities to discuss clinical development of ALTROPANE in Europe. If supported by the outcome of our meeting, we may be able to initiate clinical trials of ALTROPANE in Europe in 2008.

Our development of ALROPANE as a diagnostic for ADHD has completed its second Phase II clinical trial. The planned allocation of resources to CETHRIN, ALTROPANE for PD and INOSINE for the upcoming year has led us to conclude that we should delay additional clinical work in our ADHD program. However, we believe the potential use of our molecular imaging agents for the diagnosis of ADHD continues to be a viable indication worth exploring and that this indication supported by the intellectual property issued to our licensor in July 2006, could be strategic in our partnering efforts for our molecular imaging program.

In addition to ALTROPANE, we are developing a second generation technetium-based molecular imaging agent for the diagnosis of PD and ADHD. Our technetium-based molecular imaging program is in preclinical development. We have identified several promising lead compounds. We are conducting preclinical animal imaging studies in non-human primates. If the results are favorable we will conduct exploratory imaging studies in humans. If satisfactory images are obtained in humans, we will carry out definitive proof-of-concept studies in humans.

We believe that engaging a partner for our molecular imaging program for the launch and commercialization of ALTROPANE is likely to be the most effective means to maximize the value of the program. We believe that the POET-1 results and a clearly defined path with FDA for POET-2 and the remaining clinical development of ALTROPANE will be instrumental in advancing our efforts to sign a commercial partner for ALTROPANE. If we are able to devote sufficient resources to continue and complete certain development activities and the program results in data that support the continued development, we believe that we will be able to partner the molecular imaging program by the end of 2007 or early 2008.

Neurodegenerative Program

We are developing a DAT blocker for the treatment of the symptoms of PD and slowing or stopping the progression of PD. Our DAT blockers are in preclinical development. We have identified several promising lead compounds. Several of these lead compounds have been shown in primate studies to alleviate the symptoms of PD. In some cases, efficacy results with our DAT blocker were comparable to that of a standard dopamine agonist. Dopamine agonists are routinely used to treat the symptoms of PD both as mono-therapy agents and in conjunction with the most common treatment, Levodopa. We have shown that our lead compounds bind to the DAT in vitro at low concentrations and are effective in vitro at blocking DAT re-uptake also at low concentrations. Our lead compounds have also been successfully shown to enter the brain after oral dosing in rodents.

Sales and Marketing and Government Regulation

To date, we have not marketed, distributed or sold any products and, with the exception of ALTROPANE and CETHRIN, all of our other product candidates are in preclinical development. Our product candidates must undergo a rigorous regulatory approval process which includes extensive preclinical and clinical testing to demonstrate safety and efficacy before any resulting product can be marketed. The FDA has stringent standards with which we must comply before we can test our product candidates in humans or make them commercially available. Preclinical testing and clinical trials are lengthy and expensive and the historical rate of failure for product candidates is high. Clinical trials require sufficient patient enrollment which is a function of many factors. Delays and difficulties in completing patient enrollment can result in increased costs and longer development times. The foregoing uncertainties and risks limit our ability to estimate the timing and amount of future costs that will be required to complete the clinical development of each program. In addition, we are unable to estimate when material net cash inflows are expected to commence as a result of the successful completion of one or more of our programs.

Research and Development

Following is information on the direct research and development costs incurred on our principal scientific technology programs currently under development. These amounts do not include research and development employee and related overhead costs which total approximately $18,533,000 on a cumulative basis.

Program	4th Quarter 2006	Year to Date	Cumulative
Nerve Repair	$10,199,000	$11,162,000	$20,576,000
Molecular Imaging	$ 446,000	$ 3,344,000	$22,603,000
Neurodegenerative	$ 132,000	$ 231,000	$ 990,000

Estimating costs and time to complete development of a specific program or technology is difficult due to the uncertainties of the development process and the requirements of the FDA which could require additional clinical trials or other development and testing. Results of any testing could lead to a decision to change or terminate development of a technology, in which case estimated future costs could change substantially. In the event we were to enter into a licensing or other collaborative agreement with a corporate partner involving sharing or funding by such corporate partner of development costs, the estimated development costs incurred by us could be substantially less than estimated. Additionally, research and development costs are extremely difficult to estimate for early-stage technologies due to the fact that there are generally less comprehensive data available for such technologies to determine the development activities that would be required prior to the filing of a New Drug Application, or NDA. As a result, we cannot reasonably estimate the cost and the date of completion for any technology that is not at least in Phase III clinical development due to the uncertainty regarding the number of required trials, the size of such trials and the duration of development. Even in Phase III clinical development, estimating the cost and the filing date for an NDA can be challenging due to the uncertainty regarding the number and size of the required Phase III trials. We are currently analyzing what additional expenditures may be required to complete the Phase III clinical trial program for ALTROPANE for the diagnosis of PS and cannot reasonably estimate the cost of this Phase III clinical trial program at this time.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared by us in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our estimates include those related to marketable securities, research contracts, the fair value and classification of equity instruments, our lease accrual and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Marketable Securities

Our marketable securities consist exclusively of investments in United States agency bonds and corporate debt obligations. These marketable securities are adjusted to fair value on the consolidated balance sheet through other comprehensive income. If a decline in the fair value of a security is considered to be other than temporary, the investment is written down to a new cost basis and the unrealized loss is removed from accumulated other comprehensive loss and recorded in the Consolidated Statement of Operations. We evaluate whether a decline in fair value is other than temporary based on factors such as the significance of the decline, the duration of time for which the decline has been in existence and our ability and intent to hold the security to maturity. To date, we have not recorded any other than temporary impairments related to our marketable securities. These marketable securities are classified as current assets because they are highly liquid and are available, as required, to meet working capital and other operating requirements.

Research Contracts

We regularly enter into contracts with third parties to perform research and development activities on our behalf in connection with our scientific technologies. Costs incurred under these contracts are recognized ratably over the term of the contract or based on actual enrollment levels which we believe corresponds to the manner in which the work is performed. Clinical trial, contract services and other outside costs require that we make estimates of the costs incurred in a given accounting period and record accruals at period end as the third party service periods and billing terms do not always coincide with our period end. We base our estimates on our knowledge of the research and development programs, services performed for the period, past history for related activities and the expected duration of the third party service contract, where applicable.

Fair Value and Classification of Equity Instruments

Historically, we have issued warrants to purchase shares of our common stock in connection with our debt and equity financings. We record each of the securities issued on a relative fair value basis up to the amount of the proceeds received. We estimate the fair value of the warrants using the Black-Scholes option pricing model. The Black-Scholes model is dependent on a number of variables and estimates including: interest rates; dividend yield; volatility and the expected term of the warrants. Our estimates are based on market interest rates at the date of issuance, our past history for declaring dividends, our estimated stock price volatility and the contractual term of the warrants. The value ascribed to the warrants in connection with debt offerings is considered a cost of capital and amortized to interest expense over the term of the debt.

We have, at certain times, issued preferred stock and notes, which were convertible into common stock at a discount from the common stock market price at the date of issuance. The discounted amount associated with such conversion rights represents an incremental yield, or "beneficial conversion feature" that is recorded when the consideration allocated to the convertible security, divided by the number of common shares into which the security converts, is below the fair value of the common stock at the date of issuance of the convertible instrument.

A beneficial conversion feature associated with the preferred stock is recognized as a return to the preferred shareholders and represents a non-cash charge in the determination of net loss available to common stockholders. The beneficial conversion feature is recognized in full immediately if there is no redemption date for the preferred stock, or over the period of issuance through the redemption date, if applicable. A beneficial conversion feature associated with debentures, notes or other debt instruments is recognized as discount to the debt and is amortized as additional interest expense ratably over the remaining term of the debt instrument.

Lease Accrual

We are required to make significant judgments and assumptions when estimating the liability for our net ongoing obligations under our amended lease agreement relating to our former executive offices located in Boston, Massachusetts. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," we use a discounted cash-flow analysis to calculate the amount of the liability. We applied a discount rate of 15% representing our best estimate of our credit adjusted risk-free rate. The discounted cash-flow analysis is based on management's assumptions and estimates of our ongoing lease obligations, and income from sublease rentals, including estimates of sublease timing and sublease rental terms..It is possible that our estimates and assumptions will change in the future, resulting in additional adjustments to the amount of the estimated liability, and the effect of any adjustments could be material. We will review our assumptions and judgments related to the lease amendment on at least a quarterly basis, until the outcome is finalized, and make whatever modifications we believe are necessary, based on our best judgment, to reflect any changed circumstances.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS 123R. SFAS 123R requires companies to measure compensation cost for all share-based awards at fair value on grant date and recognize it as expense over the requisite service period or expected performance period of the award. Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees," and related interpretations. We also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS 148, "Accounting for Stock-Based Compensation- Transition and Disclosure". We elected to adopt the modified prospective transition method as provided by SFAS 123R and, accordingly, financial statement amounts for the prior periods presented in this Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation.

We estimate the fair value of stock-based awards using the Black-Scholes valuation model on the grant date. Key input assumptions used to estimate the fair value of stock-based awards include the following:

Expected term — We determined the weighted-average expected term assumption in 2006 based on the simplified method as described by Staff Accounting Bulletin No. 107, "Share-Based Payment" for "plain vanilla" options. We determined the weighted-average expected term assumption for performance-based option grants based on historical data on exercise behavior.

Risk-free interest rate — The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected term.

Expected volatility — Our expected stock-price volatility assumption is based on historical volatilities of the underlying stock which is obtained from public data sources.

Expected dividend yield — We have never declared or paid any cash dividends on our common stock and we do not expect to do so in the foreseeable future. Accordingly, we used an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

As of December 31, 2006, there remained approximately $1,997,000 of compensation costs related to non-vested stock options to be recognized as expense over a weighted-average period of approximately 1.56 years.

Results of Operations

Year Ended December 31, 2006 and 2005

Our net loss was $26,355,243 during the year ended December 31, 2006 as compared with $11,501,442 during the year ended December 31, 2005. Our net loss attributable to common stockholders was $26,355,243 during the year ended December 31, 2006 as compared with $12,216,957 during the year ended December 31, 2005. Net loss attributable to common stockholders totaled $1.59 per share during 2006 as compared with $1.03 per share during 2005. The increase in net loss in 2006 was primarily due to higher research and development expenses. The increase in net loss attributable to common stockholders on a per share basis in 2006 was primarily due to an increase in operating costs offset by an increase in weighted average shares outstanding of approximately 4,700,000 shares in 2006, which was primarily the result of the private placements of common stock completed in March and September 2005.

Research and development expenses were $18,538,186 during the year ended December 31, 2006 as compared with $6,127,486 during the year ended December 31, 2005. The increase in 2006 was primarily attributable to the CETHRIN License for which we incurred expense of $10,000,000 in 2006 related to the nerve repair program, of which $7,500,000 was accrued at December 31, 2006; higher costs associated with our molecular imaging program of approximately $880,000 primarily associated with clinical trial costs for POET-1 and assembly and preparation of our safety and clinical databases for ALTROPANE; and higher compensation and related costs of approximately $852,000 primarily related to increased stock-based compensation in connection with the adoption of SFAS 123R. We currently anticipate that our research and development expenses will decrease over the next twelve months although there may be significant fluctuations on a quarterly basis. This expected decrease is primarily related to the lack of expense related to the CETHRIN License offset by higher clinical costs for our nerve repair and molecular imaging programs. Our current working capital constraints may limit our planned expenditures.

General and administrative expenses were $7,896,550 during the year ended December 31, 2006 as compared with $5,520,498 during the year ended December 31, 2005. The increase in 2006 was primarily related to higher compensation and related costs of approximately $1,540,000 primarily related to increased stock-based compensation expense in connection with the adoption of SFAS 123R in 2006 and increased headcount; higher commercialization and communication costs of approximately $284,000 and higher costs of approximately $883,000 related to our collaboration, merger, acquisition and fundraising efforts. The increase was partially offset by the absence of approximately $317,000 in costs incurred related to the relocation of our corporate headquarters in 2005. We currently anticipate that our general and administrative expenses will increase over the next twelve months although there may be significant fluctuations on a quarterly basis. This expected increase is primarily related to costs associated with our commercialization and communication efforts primarily related to our CETHRIN and ALTROPANE molecular imaging agent program and costs associated with compliance with the Sarbanes-Oxley Act of 2002.

Interest expense totaled $89,750 during the year ended December 31, 2006 as compared to $45,964 during the year ended December 31, 2005. The increase in the 2006 period is attributable to the increase in notes payable during 2006 issued to Robert Gipson and Thomas Gipson offset by non-cash interest expense of approximately $44,000 incurred in February 2005 when we agreed to lower the exercise price of a warrant to purchase 100,000 shares of our common stock held by Ingalls & Snyder Value Partners, L.P., or ISVP, in return for its immediate exercise in cash.

Investment income was $169,243 during the year ended December 31, 2006 as compared with investment income of $194,763 during the year ended December 31, 2005. The decrease was primarily due to lower than average cash, cash equivalent and marketable securities balances in 2006 offset by higher interest rates during the 2006 period.

Accrual of preferred stock dividends was $0 during the year ended December 31, 2006 as compared with $715,515 during the year ended December 31, 2005. In December 2003, we issued 800 shares of Series E Cumulative Convertible Preferred Stock, or Series E Stock, with a purchase price of $10,000 per share of Series E Stock which initially yielded a cumulative dividend of 4% per annum with a potential increase to 8% in June 2005. In February 2005, we entered into agreements with the holders of Series E Stock, or the Holders, whereby the Holders agreed to convert their Series E Stock into common stock. We agreed to pay a dividend of $564.44 for each share of Series E Stock converted into common stock by the Holders and to lower the exercise price of the warrants held by the Holders from $7.71 to $0.05. We recorded a charge of $655,992 to net loss attributable to common stockholders under the Black-Scholes pricing model in connection with the re-pricing of the warrants. We recorded a charge of $59,523 to net loss attributable to common stockholders during the year ended 2005 related to the accrual of preferred stock dividends.

At December 31, 2006, we had net deferred tax assets of approximately $32,146,000 for which a full valuation allowance has been established. As a result of our concentrated efforts on research and development, we have a history of incurring net operating losses, or NOL, and expect to incur additional net operating losses for the foreseeable future. Accordingly, we have concluded that it is more likely than not that the future benefits related to the deferred tax assets will not be realized and, therefore, we have provided a full valuation allowance for these assets. In the event we achieve profitability, these deferred tax assets may be available to offset future income tax liabilities and expense, subject to limitations that may occur from ownership changes under provisions of the Internal Revenue Code. In 1995 and 2005, we experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. In general, an ownership change, as defined by

Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since our formation, we have raised capital through the issuance of capital stock on several occasions which, combined with shareholders' subsequent disposition of those shares, has resulted in two changes of control, as defined by Section 382. As a result of the most recent ownership change, utilization of our NOLs is subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate resulting in an annual limitation amount of approximately $1,000,000. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be subject to adjustment if the fair value of our net assets are determined to be below or in excess of the tax basis of such assets at the time of the ownership change, and such unrealized loss or gain is recognized during the five-year period after the ownership change. Federal research and development tax credits were also impaired by the ownership change and were reduced accordingly.

Year Ended December 31, 2005 and 2004

Our net loss was $11,501,442 during the year ended December 31, 2005 as compared with $11,250,877 during the year ended December 31, 2004. Our net loss attributable to common stockholders was $12,216,957 during the year ended December 31, 2005 as compared with $11,730,922 during the year ended December 31, 2004. Net loss attributable to common stockholders totaled $1.03 per share during 2005 as compared with $1.73 per share during 2004. The increase in net loss in 2005 was primarily due to higher general and administrative expenses partially offset by a reduction in interest expense. The decrease in net loss attributable to common stockholders on a per share basis in 2005 was primarily due to an increase in weighted average shares outstanding of approximately 5,011,000 shares in 2005, which was primarily the result of the private placements of common stock completed in March and September 2005.

Research and development expenses were $6,127,486 during the year ended December 31, 2005 as compared with $6,400,132 during the year ended December 31, 2004. The decrease in 2005 was primarily attributable to a reduction in preclinical costs for INOSINE of approximately $2,675,000 associated with certain animal toxicology studies completed in 2004. This decrease was partially offset by higher clinical trial costs for POET-1 of approximately $1,718,000 associated with increased enrollment, higher compensation and related costs of $293,000 and employee severance costs of approximately $366,000.

General and administrative expenses were $5,520,498 during the year ended December 31, 2005 as compared with $3,981,297 during the year ended December 31, 2004. The increase in 2005 was primarily related to higher compensation and related costs of approximately $1,059,000 due to increased headcount, higher employee severance costs of approximately $204,000, higher commercialization and communication costs of approximately $293,000 and certain lease costs of approximately $351,000 related to the lease at our former corporate headquarters. The increase was partially offset by the absence of costs in 2005 associated with the Settlement and Standstill Agreement, or Settlement Agreement, we entered into in June 2004 with Robert Gipson, Thomas Boucher, Ingalls & Snyder, LLC, or I&S, and ISVP. As part of the Settlement Agreement, we paid $300,000 to I&S as reimbursement for certain expenses and approximately $278,000 to our former Chairman of the Board of Directors in connection with consulting and separation agreements.

Interest expense totaled $45,964 during the year ended December 31, 2005 as compared to $1,010,536 during the year ended December 31, 2004. The decrease in the 2005 period was attributable to the prepayment in November 2004 of the outstanding principal plus accrued interest on the 10% Convertible Senior Secured Promissory Notes. The decrease was partially offset by non-cash interest expense of approximately $44,000 incurred in February 2005 when we agreed to lower the exercise price of a warrant to purchase 100,000 shares of our common stock held by ISVP in return for its immediate exercise in cash.

Investment income was $194,763 during the year ended December 31, 2005 as compared with investment income of $141,088 during the year ended December 31, 2004. The increase was primarily due to higher average cash, cash equivalent and marketable securities balances in 2005.

Accrual of preferred stock dividends and the modification of warrants held by the preferred stock holders was $715,515 during the year ended December 31, 2005 as compared with $480,045 during the year ended

December 31, 2004. In December 2003, we issued 800 shares of Series E Stock with a purchase price of $10,000 per share of Series E Stock which initially yielded a cumulative dividend of 4% per annum with a potential increase to 8% in June 2005. In February 2005, we entered into agreements with the Holders, whereby the Holders agreed to convert their Series E Stock into common stock. We agreed to pay a dividend of $564.44 for each share of Series E Stock held by the Holders that was converted and to lower the exercise price of the warrants held by the holders of Series E Stock from $7.71 to $0.05. We recorded a charge of $655,992 to net loss attributable to common stockholders under the Black-Scholes pricing model in connection with the re-pricing of the warrants. We recorded a charge of $59,523 to net loss attributable to common stockholders during 2005 related to the accrual of preferred stock dividends as compared with $480,045 during 2004.

Liquidity and Capital Resources

Net cash used for operating activities, primarily related to our net loss, totaled $15,841,888 in 2006 as compared to $10,600,774 in 2005. The increase in 2006 is primarily related to higher research and development expenses offset by the $7,500,000 due under the CETHRIN License and paid in March 2007. Net cash provided by investing activities totaled $8,765,523 in 2006 as compared to cash used for investing activities of $7,424,103 in 2005. The increase in net cash provided by investing activities primarily reflects the proceeds from the sales of marketable securities which were subsequently used to fund operations. Net cash provided by financing activities totaled $8,006,525 in 2006 as compared to $18,450,411 in 2005. The decrease in financing activities principally reflects the effect of the March and September 2005 private placements described below offset by an increase in promissory notes issued in 2006.

To date, we have dedicated most of our financial resources to the research and development of our product candidates, general and administrative expenses and costs related to obtaining and protecting patents. Since inception, we have primarily satisfied our working capital requirements from the sale of our securities through private placements. These private placements have included the sale and issuance of preferred stock, common stock, promissory notes and convertible debentures.

A summary of financings completed during the three years ended December 31, 2006 is as follows:

Date	Net Proceeds Raised	Securities or Debt Instrument Issued
October 2006	$ 6.0 million	Promissory Notes
August 2006	$ 2.0 million	Promissory Notes
September 2005	$12.8 million	Common Stock
March 2005	$ 5.0 million	Common Stock

In the future, our working capital and capital requirements will depend on numerous factors, including the progress of our research and development activities, the level of resources that we devote to the developmental, clinical, and regulatory aspects of our technologies, and the extent to which we enter into collaborative relationships with pharmaceutical and biotechnology companies.

At December 31, 2006, we had available cash and cash equivalents of approximately $1,509,000. In March 2007, we obtained additional available funding of $15,000,000 under the March 2007 Purchase Agreement, of which $7,500,000 of the proceeds were used to make our license payment under the CETHRIN License.

As of December 31, 2006, we have experienced total net losses since inception of approximately $143,500,000, stockholders' deficit of approximately $16,572,000, and net working capital deficit of approximately $16,850,000, of which $9,000,000 was funded through borrowings under the March 2007 Purchase Agreement. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management executes our current business plan. The cash and cash equivalents available at December 31, 2006 will not provide sufficient working capital to meet our anticipated expenditures for the next twelve months. We believe that the cash and cash equivalents available at December 31, 2006, combined with the remaining $6,000,000 available to us under the March 2007 Purchase Agreement and our ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable us to meet our anticipated cash expenditures through August 2007.

In order to continue as a going concern, we will therefore need to raise additional capital through one or more of the following: a debt financing or equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. We are currently engaged in fundraising efforts. There can be no assurance that we will be successful in our fundraising efforts or that additional funds will be available on acceptable terms, if at all. We also cannot be sure that we will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the March 2007 Note Holders. If we are unable to raise additional or sufficient capital, we will need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern. If we violate a debt covenant or default under the March 2007 Purchase Agreement or Amended Notes, we may need to cease operations or reduce, cease or delay one or more of our research or development programs, adjust our current business plan and may not be able to continue as a going concern.

In connection with our common stock financing completed by us in March 2005, we agreed with the purchasers in such financing, including the March 2007 Note Holders, or the March 2005 Investors, that, subject to certain exceptions, we would not issue any shares of our common stock at a per share price less than $2.50 without the prior consent of the purchasers holding a majority of the shares issued in the March 2005 financing. On March 26, 2007, the closing price of our common stock was $2.57. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by us should the price per share in such financing be set at less than $2.50.

Contractual Obligations and Commitments

Our contractual obligations as of December 31, 2006, are approximately as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than One Year**	**One to Three Years**	**Three to Five Years**	**More Than Five Years**
Operating Lease Obligations(1)	$ 1,926,000	$ 520,000	$ 677,000	$602,000	$127,000
Notes Payable(2)	8,000,000	8,000,000	—	—	—
CETHRIN License Obligations(3)	7,500,000	7,500,000	—	—	—
Other Contractual Obligations(4)	2,633,000	1,945,000	688,000	—	—
Total	$20,059,000	$17,965,000	$1,365,000	$602,000	$127,000

(1) Such amounts primarily include minimum rental payments for our office and laboratory leases in Massachusetts and Maryland. We have office and laboratory leases that expire through 2008. In addition, we have an office lease that expires in 2012 for which we have entered into two sublease agreements covering the entire leased space. Total rent expense under all of our leases was approximately $253,000 for the year ended December 31, 2006.

(2) Such amount was amended in February 2007 and in March 2007 under the Amended Notes.

(3) Such amount was paid to BioAxone on March 26, 2007. Under the CETHRIN License, we also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country.

(4) Such amounts primarily reflect research and development commitments with third parties.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", or FIN 48.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the expected impact, if any, of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is effective for us beginning January 1, 2008. We are currently evaluating the expected impact, if any, of adopting FAS 157 on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We had no "off balance sheet arrangements" (as defined in Item 303(a)(4) of Regulation S-K) during the year ended December 31, 2006.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk.***

We generally maintain a portfolio of cash equivalents, and short-term and long-term marketable securities in a variety of securities which can include commercial paper, certificates of deposit, money market funds and government and non-government debt securities. The fair value of these available-for-sale securities are subject to changes in market interest rates and may fall in value if market interest rates increase. Our investment portfolio includes only marketable securities with active secondary or resale markets to help insure liquidity. We have implemented policies regarding the amount and credit ratings of investments. Due to the conservative nature of these policies, we do not believe we have material exposure due to market risk. We may not have the ability to hold our fixed income investments until maturity, and therefore our future operating results or cash flows could be affected if we are required to sell investments during a period in which increases in market interest rates have adversely affected the value of our securities portfolio.

Item 8. ***Financial Statements and Supplementary Data.***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Boston Life Sciences, Inc.:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of comprehensive loss and stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of Boston Life Sciences, Inc. and its subsidiaries (the "Company") (a development stage enterprise) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and, cumulatively, for the period from October 16, 1992 (date of inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company changed the manner in which it accounts for share-based compensation in 2006.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net working capital deficit, a stockholders' deficit and has suffered recurring losses and negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
April 2, 2007

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,508,665	$ 578,505
Marketable securities	—	8,750,832
Other current assets	342,651	486,599
Total current assets	1,851,316	9,815,936
Fixed assets, net	136,433	275,802
Other assets	381,138	423,750
Total assets	$ 2,368,887	$ 10,515,488
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,673,898	$ 2,288,890
Notes payable (Note 5)	8,000,000	—
Accrued lease (Note 6)	30,752	60,966
Total current liabilities	18,704,650	2,349,856
Accrued lease, excluding current portion (Note 6)	236,144	274,326
Total liabilities	18,940,794	2,624,182
Commitments and contingencies (Note 9)		
Stockholders' (deficit) equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized; 25,000 shares designated Convertible Series A, 500,000 shares designated Convertible Series D, and 800 shares designated Convertible Series E; no shares issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, $.01 par value; 80,000,000 shares authorized; 16,576,034 and 16,478,084 shares issued and outstanding at December 31, 2006 and 2005, respectively	165,760	164,781
Additional paid-in capital	126,765,862	124,887,204
Accumulated other comprehensive loss	—	(12,393)
Deficit accumulated during development stage	(143,503,529)	(117,148,286)
Total stockholders' (deficit) equity	(16,571,907)	7,891,306
Total liabilities and stockholders' (deficit) equity	$ 2,368,887	$ 10,515,488

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,			From Inception (October 16, 1992) to December 31,
	2006	2005	2004	2006
Revenues	$ —	$ —	$ —	$ 900,000
Operating expenses:				
Research and development	18,538,186	6,127,486	6,400,132	90,453,047
General and administrative	7,896,550	5,520,498	3,981,297	43,236,318
Purchased in-process research and development	—	—	—	12,146,544
Total operating expenses	26,434,736	11,647,984	10,381,429	145,835,909
Loss from operations	(26,434,736)	(11,647,984)	(10,381,429)	(144,935,909)
Other expenses	—	(2,257)	—	(1,582,878)
Interest expense	(89,750)	(45,964)	(1,010,536)	(4,392,167)
Investment income	169,243	194,763	141,088	7,407,425
Net loss	(26,355,243)	(11,501,442)	(11,250,877)	(143,503,529)
Preferred stock beneficial conversion feature	—	—	—	(8,062,712)
Accrual of preferred stock dividends and modification of warrants held by preferred stock stockholders (Note 7)	—	(715,515)	(480,045)	(1,229,589)
Net loss attributable to common stockholders	$(26,355,243)	$(12,216,957)	$(11,730,922)	$(152,795,830)
Basic and diluted net loss attributable to common stockholders per share	$ (1.59)	$ (1.03)	$ (1.73)	
Weighted average common shares outstanding	16,525,154	11,806,153	6,795,316	

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND STOCKHOLDERS' (DEFICIT) EQUITY
For the Period from inception (October 16, 1992) to December 31, 2006

	Preferred Stock		Common Stock						
	Number of Shares	Amount	Number of Shares	Par Value	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders' (Deficit) Equity
Issuance of common stock to founders			304,009	$ 3,040	$ 45,685				$ 48,725
Issuance of common stock upon exercise of warrants and options			442,912	4,429	6,527,170				6,531,599
Issuance of common stock and warrants, net of issuance costs of $1,863,000			3,516,790	35,168	38,708,799				38,743,967
Issuance of common stock and warrants upon Merger			723,947	7,239	14,596,709				14,603,948
Issuance of common stock upon conversion of convertible debentures			31,321	313	988,278				988,591
Issuance of warrants in connection with debentures, net of issuance costs of $392,958					3,632,632				3,632,632
Issuance of warrants in connection with preferred series C stock issuance and related beneficial conversion feature, net of issuance costs of $590,890					3,736,789				3,736,789
Accretion of preferred series C stock					(4,327,679)				(4,327,679)
Issuance of preferred stock, net of issuance costs of $4,078,821	240,711	$2,296,355			23,288,101				25,584,456
Conversion of preferred stock into common stock	(239,911)	(2,399)	1,167,073	11,671	6,140,728				6,150,000
Conversion of debentures and payment of interest in common stock, net of issuance costs of $307,265			317,083	3,171	4,844,249				4,847,420
Preferred stock conversion inducement					(600,564)				(600,564)
Amortization of preferred stock Series E beneficial conversion feature		2,696,658			(2,696,658)				—
Issuance of warrants in connection with Series E Stock, net of issuance costs of $278,426					2,049,297				2,049,297
Accrual of dividends on preferred Series E stock					(34,029)				(34,029)
Beneficial conversion feature on 10% convertible secured promissory notes					558,000				558,000
Deferred compensation related to stock options and warrants granted					804,607	$(804,607)			—
Compensation expense related to stock options and warrants					1,542,667	804,607			2,347,274
Modification of warrants					1,580,621				1,580,621
Other			783	8	69,925				69,933
Comprehensive loss:									
Unrealized gain on marketable securities							$605		605
Net loss from inception (October 16, 1992) to December 31, 2003								$(94,395,967)	(94,395,967)
Comprehensive loss from inception (October 16, 1992) to December 31, 2003									(94,395,362)
Balance at December 31, 2003	800	4,990,614	6,503,918	65,039	101,455,327	—	605	(94,395,967)	12,115,618

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND STOCKHOLDERS' (DEFICIT) EQUITY — (Continued)
For the Period from inception (October 16, 1992) to December 31, 2006

	Preferred Stock		Common Stock						
	Number of Shares	Amount	Number of Shares	Par Value	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During Development Stage	Total Stockholders' (Deficit) Equity
Conversion of preferred stock into common stock and payment of interest in common stock, net of issuance costs of $27,664	(238.7)	(1,489,075)	386,676	3,867	1,514,394				29,186
Accrual of dividends on preferred Series E stock					(480,045)				(480,045)
Issuance of common stock upon exercise of options			2,262	23	7,473				7,496
Compensation expense related to stock options and warrants					152,784				152,784
Comprehensive loss:									
Unrealized loss on marketable securities							(5,222)		(5,222)
Net loss								(11,250,877)	(11,250,877)
Comprehensive loss									(11,256,099)
Balance at December 31, 2004	561.3	3,501,539	6,892,856	68,929	102,649,933	—	(4,617)	(105,646,844)	568,940
Accrual of dividends on preferred Series E stock					(59,523)				(59,523)
Conversion of preferred stock into common stock and modification of warrants	(561.3)	(3,501,539)	900,646	9,006	3,492,533				—
Issuance of common stock upon exercise of warrants			641,915	6,419	1,044,400				1,050,819
Expense related to modification of stock options and warrants					125,709				125,709
Issuance of common stock, net of issuance costs of $65,421			8,000,000	80,000	17,634,579				17,714,579
Issuance of common stock in connection with cancellation of warrants			42,667	427	(427)				—
Comprehensive loss:									
Unrealized loss on marketable securities							(7,776)		(7,776)
Net loss								(11,501,442)	(11,501,442)
Comprehensive loss									(11,509,218)
Balance at December 31, 2005	—	—	16,478,084	164,781	124,887,204	—	(12,393)	(117,148,286)	7,891,306
Issuance of common stock upon exercise of warrants and options			97,950	979	5,546				6,525
Compensation expense related to stock options					1,774,748				1,774,748
Expense related to modification of stock options					98,364				98,364
Comprehensive loss:									
Unrealized gain on marketable securities							12,393		12,393
Net loss								(26,355,243)	(26,355,243)
Comprehensive loss									(26,342,850)
Balance at December 31, 2006	—	$ —	16,576,034	$165,760	$126,765,862	$—	$ —	$(143,503,529)	$(16,571,907)

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,			From Inception (October 16, 1992) to December 31,
	2006	2005	2004	2006
Cash flows from operating activities:				
Net loss	$(26,355,243)	$(11,501,442)	$(11,250,877)	$(143,503,529)
Adjustments to reconcile net loss to net cash used for operating activities:				
Purchased in-process research and development	—	—	—	12,146,544
Write-off of acquired technology	—	—	—	3,500,000
Interest expense settled through issuance of notes payable	—	—	—	350,500
Non-cash interest expense	—	43,900	635,909	1,648,675
Non-cash charges related to options, warrants and common stock	1,873,112	81,809	111,284	6,153,688
Amortization and depreciation	179,683	212,532	218,262	2,581,132
Changes in current assets and liabilities:				
Decrease (increase) in other current assets	143,948	(341,446)	370,794	516,312
Increase in accounts payable and accrued expenses	8,385,008	568,581	248,191	9,901,233
(Decrease) increase in accrued lease	(68,396)	335,292	—	266,896
Net cash used for operating activities	(15,841,888)	(10,600,774)	(9,666,437)	(106,438,549)
Cash flows from investing activities:				
Cash acquired through Merger	—	—	—	1,758,037
Purchases of fixed assets	(40,314)	(88,156)	(13,778)	(1,472,090)
Decrease (increase)in other assets	42,612	(67,458)	(100,153)	(734,773)
Decrease in restricted cash and marketable securities	—	—	5,036,248	—
Purchases of marketable securities	(2,071,660)	(14,446,294)	(6,390,227)	(128,645,044)
Sales and maturities of marketable securities	10,834,885	7,177,805	9,771,288	128,645,044
Net cash provided by (used for) investing activities	8,765,523	(7,424,103)	8,303,378	(448,826)
Cash flows from financing activities:				
Proceeds from issuance of common stock	6,525	18,830,819	7,496	63,583,093
Proceeds from issuance of preferred stock	—	—	—	35,022,170
Preferred stock conversion inducement	—	—	—	(600,564)
Proceeds from issuance of promissory notes	8,000,000	—	—	14,585,000
Proceeds from issuance of convertible debentures	—	—	—	9,000,000
Principal payments of notes payable	—	—	(4,350,500)	(7,146,967)
Dividend payments on Series E Cumulative Convertible Preferred Stock	—	(314,987)	(201,760)	(516,747)
Payments of financing costs	—	(65,421)	(27,664)	(5,529,945)
Net cash provided by (used for) financing activities	8,006,525	18,450,411	(4,572,428)	108,396,040
Net increase (decrease) in cash and cash equivalents	930,160	425,534	(5,935,487)	1,508,665
Cash and cash equivalents, beginning of period	578,505	152,971	6,088,458	—
Cash and cash equivalents, end of period	$ 1,508,665	$ 578,505	$ 152,971	$ 1,508,665
Supplemental cash flow disclosures:				
Non-cash transactions (see notes 5 and 7)				
Cash paid for interest	$ —	$ —	$ 410,881	$ 628,406

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Significant Accounting Policies

Boston Life Sciences, Inc. and its subsidiaries (the "Company") is a development stage biotechnology company engaged in the research and clinical development of biopharmaceutical products for the diagnosis and treatment of central nervous system, or CNS, diseases. Boston Life Sciences ("Old BLSI"), originally a privately held company founded in 1992, merged with a publicly held company effective June 15, 1995 (the "Merger"). The publicly held company survived the Merger and changed its name to Boston Life Sciences, Inc. However, all of the employees of the public company ceased employment six months prior to the Merger; the Company's facilities and equipment were sold, and all directors resigned effective with the Merger, whereupon the management and directors of Old BLSI assumed management of the Company. During the period from inception through December 31, 2006, the Company has devoted substantially all of its efforts to business planning, raising financing, furthering the research and development of its technologies, and corporate partnering efforts. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The uncertainty inherent in the need to raise additional capital and the Company's recurring losses from operations raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2006, the Company has experienced total net losses since inception of approximately $143,500,000, stockholders' deficit of approximately $16,572,000, and net working capital deficit of approximately $16,850,000, of which $9,000,000 was funded through borrowings under the March 2007 Purchase Agreement (Note 5). For the foreseeable future, the Company expects to experience continuing operating losses and negative cash flows from operations as the Company's management executes its current business plan. The cash and cash equivalents available at December 31, 2006 will not provide sufficient working capital to meet the Company's anticipated expenditures for the next twelve months. The Company believes that the cash and cash equivalents available at December 31, 2006 combined with the $6,000,000 available to the Company under a convertible promissory note purchase agreement (the "March 2007 Purchase Agreement") entered into by the Company on March 22, 2007 (Note 5) with Robert Gipson, a former director of the Company, Thomas Gipson, and Arthur Koenig, significant stockholders of the Company, (collectively, the "March 2007 Note Holders") and its ability to control certain costs, including those related to clinical trial programs, preclinical activities, and certain general and administrative expenses will enable the Company to meet its anticipated cash expenditures through August 2007.

In order to continue as a going concern, the Company will therefore need to raise additional capital through one or more of the following: a debt financing or equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. The Company is currently engaged in fundraising efforts. There can be no assurance that the Company will be successful in its fundraising efforts or that additional funds will be available on acceptable terms, if at all. The Company also cannot be sure that it will be able to obtain additional credit from, or effect additional sales of debt or equity securities to the March 2007 Note Holders. If the Company is unable to raise additional or sufficient capital, it will need to cease operations or reduce, cease or delay one or more of its research or development programs, adjust its current business plan and may not be able to continue as a going concern. If the Company violates a debt covenant or defaults under the March 2007 Purchase Agreement or Amended Notes (Note 5), it may need to cease operations or reduce, cease or delay one or more of its research or development programs, adjust its current business plan and may not be able to continue as a going concern.

In connection with the common stock financing completed by the Company in March 2005, the Company agreed with the purchasers in such financing, including the March 2007 Note Holders, (the "March 2005 Investors") that, subject to certain exceptions, it would not issue any shares of its common stock at a per share price less than $2.50 without the prior consent of purchasers holding a majority of the shares issued in the March 2005 financing. The failure to receive the requisite waiver or consent of the March 2005 Investors could have the effect of delaying or preventing the consummation of a financing by the Company should the price per share in such financing be set at less than $2.50.

A summary of the Company's significant accounting policies is as follows:

Basis of Consolidation

The Company's consolidated financial statements include the accounts of its six subsidiaries where all of the Company's operations are conducted. At December 31, 2006, all of the subsidiaries were wholly-owned. All significant intercompany transactions and balances have been eliminated.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid marketable securities purchased with an original maturity of three months or less to be cash equivalents. The Company invests its cash equivalents primarily in overnight repurchase agreements, money market funds, and United States treasury and agency obligations. The Company had cash balances at certain financial institutions in excess of federally insured limits periodically throughout the year. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Marketable securities, which are classified as available-for-sale, are recorded at fair value. Unrealized gains or losses are not immediately recognized in the Consolidated Statements of Operations but are reflected in the Consolidated Statements of Comprehensive Loss and Stockholders' (Deficit) Equity as a component of accumulated other comprehensive income (loss) until realized. Realized gains (losses) are determined based on the specific identification method. If a decline in the fair value of a security is considered to be other than temporary, the investment is written down to a new cost basis and the unrealized loss is removed from accumulated other comprehensive loss and recorded in the Consolidated Statement of Operations. The Company evaluates whether a decline in fair value is other than temporary based on factors such as the significance of the decline, the duration of time for which the decline has been in existence and the Company's ability and intent to hold the security to maturity. To date, the Company has only recorded temporary impairments related to marketable securities. Marketable securities consist of United States agency bonds and corporate debt obligations (Note 2). The Company classifies marketable securities as current assets because they are highly liquid and available, as required, to meet working capital and other operating requirements.

Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts payable and accrued expenses approximate their fair values as of December 31, 2006 and 2005 due to their short maturity.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are stated at cost and amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

Revenue Recognition and Concentration of Customers

Since inception, the Company has entered into two separate licensing and development agreements with certain pharmaceutical companies related to the development of certain of its technologies. Under the terms of the agreements, the pharmaceutical companies were provided with a specified period during which they had the right to evaluate the Company's technology. The Company received cash payments from the pharmaceutical companies and will also receive royalties on eventual sales of any product derived from the development effort. One agreement provided for periodic payments over a three-year period which were recognized ratably over the term of the agreement. The other agreement provided for an initial, non-recurring payment which was recognized in full upon receipt because the Company had no remaining performance obligations.

Research and Development Expenses and Concentration of Outside Researchers

The Company has entered into licensing agreements with certain collaborators that provide the Company with the rights to certain patents and technologies, and the right to market and distribute any products developed. Obligations initially incurred to acquire these rights are recognized and expensed on the date that the Company acquires the rights due to the early stage of the related technology. Terms of the various license agreements may require the Company to make milestone payments upon the achievement of certain product development objectives and pay royalties on future sales, if any, of commercial products resulting from the collaboration.

The Company has entered into sponsored research agreements with certain institutions for the research and development of its licensed technologies. Payments made under these sponsored research agreements are expensed ratably over the term of the agreement or based on actual enrollment levels which the Company believes corresponds with the manner in which the work is performed.

The majority of the Company's technologies currently under development were invented or discovered by researchers working for Harvard University and its affiliated hospitals ("Harvard and its Affiliates"). The Company currently conducts a substantial portion of its research and development through Harvard and its Affiliates pursuant to sponsored research agreements and is thus dependent upon a continuing business relationship with Harvard and its Affiliates.

Research and development activities cease when developmental work is substantially complete and when the Company believes appropriate efficacy has been demonstrated.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized.

Net Loss Per Share

Basic and diluted net loss per share available to common stockholders has been calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. All potentially dilutive common shares have been excluded from the calculation of weighted average common shares outstanding since their inclusion would be antidilutive.

The following common stock equivalents, on an as exercised or converted basis, were excluded from the computation of diluted net loss per common share because they were anti-dilutive. The exercise of those common stock equivalents outstanding at December 31, 2006 could potentially dilute earnings per share in the future.

	2006	2005	2004
Stock options	3,512,704	2,590,152	1,484,521
Warrants	460,745	810,820	1,685,526
Unit options	—	79,295	79,295
Preferred stock	—	—	900,674
	3,973,449	3,480,267	4,150,016

Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS 123R") using the modified prospective method, which results in the provisions of SFAS 123R only being applied to the consolidated financial statements on a going-forward basis (that is, the prior period results have not been restated). Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period or expected performance period. The Company recognizes stock-based compensation expense using the straight-line attribution method unless the award includes a performance condition. The Company recognizes stock-based compensation expense on awards with performance conditions in accordance with Financial Accounting Standards Board ("FASB") Interpretation 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans", as required under SFAS 123R. Previously, the Company had followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, which resulted in the accounting for employee share options at their intrinsic value in the consolidated financial statements. All stock-based awards to non-employees are accounted for in accordance with SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") and Emerging Issues Task Force 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services."

Beneficial Conversion Feature

The Company has, at certain times, issued preferred stock and notes which were convertible into common stock at a discount from the common stock market price at the date of issuance. The discounted amount associated with such conversion rights represents an incremental yield, i.e. a "beneficial conversion feature". A beneficial conversion feature is recorded when the consideration allocated to the convertible security, divided by the number of common shares into which the security converts, is below the fair value of the common stock at the date of issuance of the convertible instrument.

A beneficial conversion feature associated with preferred stock is recognized as a return to the preferred stockholders and represents a non-cash charge in the determination of net loss available to common stockholders. The beneficial conversion feature is recognized in full immediately if there is no redemption date for the preferred stock, or over the period of issuance through the redemption date, if applicable. A beneficial conversion feature associated with debentures, notes or other debt instruments is recognized as discount to the debt and is amortized as additional interest expense ratably over the remaining term of the debt instrument.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segments

The Company operates as one segment reporting to the chief operating decision maker. All long-lived assets are maintained in the United States of America.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" . FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the expected impact, if any, of adopting FIN 48 on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the expected impact, if any, of adopting FAS 157 on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. In SAB 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to the biotechnology industry. Such risks and uncertainties include, but are not limited to: (i) results from current and planned clinical trials, (ii) scientific data collected on the Company's technologies currently in preclinical research and development, (iii) decisions made by the FDA or other regulatory bodies with respect to the initiation of human clinical trials, (iv) decisions made by the FDA or other regulatory bodies with respect to approval and commercial sale of any of the Company's proposed products, (v) the commercial acceptance of any products approved for sale and the ability of the Company to manufacture, distribute and sell for a profit any products approved for sale, (vi) the Company's ability to obtain the necessary patents and proprietary rights to effectively protect its technologies, (vii) the outcome of any collaborations or alliances entered into by the Company in the future with pharmaceutical or other biotechnology companies, (viii) dependence on key personnel, (ix) maintaining NASDAQ listing requirements (x) competition with better capitalized companies and (xi) ability to raise additional funds.

2. Marketable securities

Marketable securities consist of the following at December 31, 2005:

	2005
U.S. Agency obligations	$4,703,018
Corporate debt obligations	4,047,814
	$8,750,832

There were no marketable securities at December 31, 2006. Actual maturities may differ from contractual maturities because the issuers of these securities may have the right to prepay obligations without penalty. Gross unrealized losses at December 31, 2005 totaled $12,393. Net realized losses totaled $3,964, $3,784 and $20,649 in 2006, 2005 and 2004, respectively, and are included in investment income in the Consolidated Statements of Operations.

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2006	2005
Laboratory equipment	$ 863,787	$ 858,443
Office furniture and equipment	94,959	79,537
Leasehold improvements	50,054	50,054
Computer equipment	125,030	105,482
	1,133,830	1,093,516
Less accumulated depreciation and amortization	997,397	817,714
	$ 136,433	$ 275,802

Amortization and depreciation expense on fixed assets for the years ended December 31, 2006, 2005 and 2004 was approximately $180,000, $213,000 and $218,000, respectively, and $1,343,000 for the period from inception (October 16, 1992) through December 31, 2006.

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31:

	2006	2005
Accrued CETHRIN License fee	$ 7,500,000	$ —
Research and development related	968,732	1,164,726
Accrued professional fees	909,755	250,831
General and administrative related	481,829	309,863
Accrued compensation and related	723,832	563,470
Accrued interest	89,750	—
	$10,673,898	$2,288,890

5. Notes Payable and Debt

10% Convertible Senior Secured Promissory Notes

In July 2002, the Company entered into agreements pursuant to which the Company issued $4,000,000 in principal amount of 10% Convertible Senior Secured Promissory Notes to Ingalls & Snyder Value Partners, L.P. ("ISVP") (the "ISVP Notes") in a private placement with an original conversion price of $10.80 per share. Warrants to purchase a total of 100,000 shares of the Company's common stock (the "ISVP Warrant") at $10.80 per share were also issued to ISVP.

The net proceeds of approximately $3,885,000 were allocated between the warrants (approximately $311,000) and the ISVP Notes (approximately $3,574,000) based on their relative fair values. The initial carrying value of the ISVP Notes was being accreted ratably, over the term of the ISVP Notes, to the $4,000,000 amount due at maturity. Debt issuance costs totaling $105,590 were capitalized and amortized over the life of the ISVP Notes. Interest expense totaled $43,900 and $1,010,536 in 2005 and 2004, and included $0 and $539,371 in discount accretion and $0 and $55,038 in debt issuance cost amortization, respectively.

The ISVP Notes were due in June 2005 and bore interest at 10% per annum, payable semi-annually on June 1 and December 1. The Company could elect to pay interest on the ISVP Notes in either cash or, subject to certain limitations, additional notes on the same terms. The ISVP Notes could be converted into the Company's common stock at the option of the holder, subject to anti-dilution adjustments. Among other adjustments, unless the investor consented otherwise, if the Company issued equity securities for consideration per share of common stock less than the then applicable conversion price of the ISVP Notes, the conversion price of the ISVP Notes would be reduced to equal that lower price. The ISVP Notes were secured by a first priority security interest and continuing lien on all current and after acquired property of the Company. The Company generally could have obtained a release of the security interest by providing alternative collateral in the form of either cash or a bank letter of credit. Until the Company provided alternative collateral or less than $500,000 principal amount of ISVP Notes remained outstanding, the agreements also prohibited the Company, among other things, from entering into any merger, consolidation or sale of all or substantially all of its assets, incurring additional indebtedness, encumbering its assets with any liens and redeeming or paying cash dividends on any of its capital stock.

As a condition of the Company's December 2003 private placement of preferred stock and warrants, the Company agreed to exercise its right to obtain a release of the security interest and continuing lien on its property that secured the outstanding ISVP Notes by providing alternative collateral in the form of cash or a standby letter-of-credit in the amount of all remaining principal and interest payments on the ISVP Notes through maturity. At December 31, 2003, the Company set aside sufficient funds in a segregated account to satisfy its then remaining obligations under the ISVP Notes in order to comply with its covenant to the

December 2003 private placement investors. These funds were classified as restricted cash and marketable securities on the Consolidated Balance Sheet. On June 15, 2004, the Company secured a release of the lien on its property by providing alternative collateral in the form of an irrevocable standby letter of credit in the amount of $4,785,550.

In connection with the March 2003 private placement (see Note 7), the conversion price of the Company's ISVP Notes was reduced to $5.00 per share in accordance with the anti-dilution provisions of the ISVP Notes. The reduction in the conversion price created a beneficial conversion feature, which was recognized as a decrease in the carrying value of the ISVP Notes and an increase in additional paid in capital of approximately $289,000. The value of the beneficial conversion feature was recognized as interest expense ratably over the remaining life of the ISVP Notes.

In December 2002, the Company issued $143,333 in principal amount of ISVP Notes to ISVP for interest accrued through December 1, 2002. In March 2003, the conversion price of the $143,333 Note was reset from $10.00 to $5.00 in connection with the private placement of common stock at $5.00 (see Note 7). The reduction in the conversion price created a beneficial conversion feature of approximately $79,000, which was recognized as a decrease in the carrying value of the ISVP Notes and an increase in additional paid in capital. The value of the beneficial conversion feature was recognized as interest expense ratably over the remaining life of the ISVP Notes. In June 2003, the Company issued $207,167 in principal amount of ISVP Notes to ISVP for interest accrued through June 1, 2003. The $207,167 Note was issued with a conversion price of $5.00 which was below the market price of the common stock at the date of issuance. This resulted in a beneficial conversion feature of approximately $190,000, which was recognized as a decrease in the carrying value of the ISVP Notes and an increase in additional paid in capital. The value of the beneficial conversion feature was recognized as interest expense ratably over the remaining life of the ISVP Notes. In December 2003 and June 2004, the Company elected to make payments of $217,525 in cash to ISVP for interest due on December 1, 2003 and June 1, 2004.

In November 2004, the Company prepaid the outstanding principal plus accrued interest on the ISVP Notes in the amount of $4,543,856 and obtained a release from the letter of credit collateralizing the ISVP Notes. The payment was made with funds previously set aside in a restricted account to collateralize the ISVP Notes. As part of this transaction, the Company agreed to lower the exercise price of the ISVP Warrant from $10.80 to $5.00 per share. The Company recorded a charge of approximately $42,000, as determined under the Black Scholes pricing model, in 2004 which is included in interest expense in the Consolidated Statement of Operations. Upon the repayment of the ISVP Notes, the Company wrote off to interest expense approximately $221,000 in unamortized beneficial conversion features and approximately $24,000 in unamortized debt issuance costs.

In November 2002, the Company entered into a Consent to Transfer and Warrant Amendment (the "Warrant Amendment") with Ingalls & Snyder, L.L.C. ("I&S"), Robert Gipson, Nikolaos D. Monoyios ("Monoyios") and ISVP. Pursuant to the Agreement, the Company consented to the transfer of outstanding warrants to purchase 364,025 shares of the Company's common stock (the "Warrants") by Brown Simpson Partners I, Ltd. to Robert Gipson and Monoyios (the "Gipson and Monoyios Warrants"). Effective upon the transfer, the terms of the Warrants were amended, among other things, to reduce the exercise price from $10.75 per share to $10.00 per share, to extend the expiration date from September 22, 2004 to December 31, 2006 and to eliminate the reset and anti-dilution provisions. The Company also agreed that the conversion price of the ISVP Notes issued to ISVP would be reduced from $10.80 per share to $10.00 per share. In connection with these transactions, the Company recorded a charge of approximately $610,000, as determined under the Black Scholes pricing model (with the following assumptions: dividend yield of zero percent; expected volatility of 100%; risk free interest rate of approximately 5% and warrant terms ranging from approximately 2 to 4 years), in 2002. In addition, the existing registration rights applicable to the shares of common stock issuable upon exercise of the Warrants were terminated, and the Company granted Robert Gipson and Monoyios new registration rights with respect to such shares equivalent to those granted to ISVP with respect to the ISVP Notes.

In February 2005, in consideration of the immediate exercise of the warrants in cash, the Company agreed to lower the exercise price of the ISVP Warrant from $5.00 to $2.25 per share and the Gipson and Monoyios Warrants from $10.00 to $2.25. The Company received approximately $1,044,000 in connection with the exercise of the ISVP Warrant and the Gipson and Monoyios Warrants. The Company recorded a charge of approximately $44,000 to interest expense during the three months ended March 31, 2005 in connection with the changes to the warrants.

Convertible Notes Payable to Significant Stockholders

In August 2006, the Company issued to Robert Gipson an unsecured promissory note (the "RG Note"), pursuant to which the Company may, through one or more advances, borrow up to an aggregate principal amount of $3,000,000 from Robert Gipson. In October 2006, the Company issued an amended and restated unsecured promissory note (the "Amended RG Note") to Robert Gipson to replace the RG Note. Under the Amended RG Note, (i) the aggregate principal amount that may be borrowed by the Company was increased from $3,000,000 to $4,000,000, and (ii) one of the dates triggering repayment under the definition of Maturity Date (as discussed below) was moved from December 31, 2007 to June 30, 2007.

In October 2006, the Company also issued to Thomas Gipson (a "Lender" and together with Robert Gipson, the "Lenders") an unsecured promissory note, pursuant to which the Company may, through one or more advances, borrow up to an aggregate principal amount of $4,000,000 (the "TG Note," together with Amended RG Note, the "First Amended Notes").

At December 31, 2006, the Company classified the $8,000,000 outstanding under the First Amended Notes as a current liability. The outstanding principal amount borrowed under the First Amended Notes shall be due and payable upon the earliest to occur of: (i) June 30, 2007; (ii) the date on which the Company consummates an equity financing in which the gross proceeds to the Company total at least $10,000,000; and (iii) the date on which a Lender declares an event of default (as defined in the Notes), the first of these three events to occur referred to as the "Maturity Date." Interest accrues on the outstanding principal amount under the First Amended Notes and was initially payable on the Maturity Date. Interest shall accrue at a per annum rate equal to: (a) 9% from the date of the advance to the Maturity Date; (b) 11% from and after the Maturity Date or during the continuance of an event of default; or (c) if less than the rates applicable under both clauses (a) and (b), the maximum rate permissible by law. The Company agreed to certain covenants under the First Amended Notes, including covenants agreeing not to: (A) incur or assume indebtedness; (B) make any dividends or distributions on its capital stock; (C) sell, lease or transfer any material assets or property; or (D) liquidate or dissolve.

In February 2007, the Company issued amended and restated unsecured promissory notes to the Lenders to replace the First Amended Notes (the "Second Amended Notes"). Under the Second Amended Notes, the aggregate principal amount that may be collectively borrowed by the Company has been increased from $8,000,000 to $10,000,000.

In March 2007, the Company issued an amended and restated unsecured promissory note of $5,000,000 to each of the Lenders (the "Amended Notes"). The Amended Notes eliminated all outstanding principal and accrued interest due under the Second Amended Notes and the Company's right to prepay any portion of Amended Notes. On or after June 15, 2007, the Lenders shall effect the conversion of the outstanding principal under the Amended Notes into shares of our common stock at a conversion price of $2.50 per share. However, each Lender is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such Lender, when taken together with all shares of common stock then held or otherwise beneficially owned by such Lender exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, or (ii) the common stock issuable to such Lender, exceeds 19.9% of the total number of issued and outstanding shares of our common stock immediately prior to such conversion, in each case unless and until our stockholders approve the conversion of all of the shares of common stock issuable thereunder.

In March 2007, the Company entered into the March 2007 Purchase Agreement with the March 2007 Note Holders pursuant to which the Company has the ability to borrow up to $15,000,000 prior to December 31, 2007. Any amounts borrowed by the Company under the March 2007 Purchase Agreement will bear interest at the rate of 5% per annum and may be converted, at the option of the March 2007 Note Holders (i) into shares of the Company's common stock at a conversion price per share of $2.50 at any time after December 31, 2007, (ii) the right to receive royalty payments related to the Company's molecular imaging products (including ALTROPANE and FLUORATEC) in amounts equal to 2% of our pre-commercial revenue related to such products plus 0.5% of future net sales of such products for each $1,000,000 of outstanding principal and interest that a March 2007 Note Holder elects to convert into royalty payments, or (iii) a combination of (i) and (ii). Any outstanding notes that are not converted into the Company's common stock or into the right to receive future royalty payments will become due and payable by upon the earlier of December 31, 2010 or the date of which a March 2007 Note Holder declares an event of default (as defined in the March 2007 Purchase Agreement). However, each March 2007 Note Holder is prohibited from effecting a conversion if at the time of such conversion (i) the common stock issuable to such March 2007 Note Holder, when taken together with all shares of common stock then held or otherwise beneficially owned by such March 2007 Note Holder exceeds 19.9% of the total number of issued and outstanding shares of the Company's common stock immediately prior to such conversion, or (ii) the common stock issuable to such March 2007 Note Holder, exceeds 19.9% of the total number of issued and outstanding shares of the Company's common stock immediately prior to such conversion, in each case unless and until the Company's stockholders approve the conversion of all of the shares of common stock issuable thereunder. At March 31, 2007, the Company has borrowed $9,000,000 under the March 2007 Purchase Agreement, of which $7,500,000 of the proceeds were used to make a license payment under the CETHRIN License.

The Company is subject to certain debt covenants pursuant to the Amended Notes and the March 2007 Purchase Agreement. If the Company (i) fails to pay the principal or interest due under the Amended Notes or the March 2007 Purchase Agreement, (ii) files a petition for action for relief under any bankruptcy or similar law or (iii) an involuntary petition is filed against the Company, all amounts borrowed under the Amended Notes and the March 2007 Purchase Agreement may become immediately due and payable by the Company. In addition, without the consent of the lenders, the Company may not (i) create, incur or otherwise, permit to be outstanding any indebtedness for money borrowed (except for obligations under the March 2007 Purchase Agreement and the Amended Notes), (ii) declare or pay any cash dividend, or make a distribution on, repurchase, or redeem, any class of the Company's stock, subject to certain exceptions or sell, lease, transfer or otherwise dispose of any of the Company's material assets or property or (iii) dissolve or liquidate.

According to a Schedule 13G/A filed with the SEC on February 12, 2007, Robert Gipson beneficially owned approximately 18.7% of the outstanding common stock of the Company on December 31, 2006. Robert Gipson, who serves as a Senior Director of I&S and a General Partner of ISVP, served as a director of the Company from June 15, 2004 until October 28, 2004. According to a Schedule 13G/A filed with the SEC on February 12, 2007, Thomas Gipson beneficially owned approximately 19.2% of the outstanding common stock of the Company on December 31, 2006. According to a Schedule 13G/A filed with the SEC on February 12, 2007, Arthur Koenig beneficially owned approximately 5.6% of the outstanding common stock of the Company on December 31, 2006.

6. Relocation and Sublease

In September 2005, the Company relocated its headquarters to office space located in Hopkinton, Massachusetts. In addition, the Company amended its Lease Agreement (the "Lease Amendment"), dated as of January 28, 2002 by and between the Company and Brentwood Properties, Inc. (the "Landlord") relating to the Company's former principal executive offices (the "Premises") located on the fourth and fifth floors of a building in Boston, Massachusetts (the "Lease Agreement"). Pursuant to the terms of the Lease Amendment, the Landlord consented to, among other things, the Small Army Sublease and Dell Sublease (each as defined below), each of which runs through the term of the Lease Agreement. In consideration for the Landlord's consent, the Company agreed to increase its security deposit provided for under the Lease Agreement from $250,000 to $388,600 subject to periodic reduction pursuant to a predetermined formula.

In September 2005, the Company entered into a Sublease Agreement (the "Small Army Sublease") with Small Army, Inc., as subtenant ("Small Army"), to sublease approximately 3,300 rentable square feet on the fourth floor of the Premises. The initial term of the Small Army Sublease is eighty months beginning on October 1, 2005. Pursuant to the terms of the Small Army Sublease, Small Army has agreed to pay: (i) $8,800 in base rent per month from March 1, 2006 through May 30, 2009 and (ii) $9,625 in base rent per month for the period from June 1, 2009 through May 30, 2012. Small Army has agreed to pay the Company a proportionate share of the Company's additional obligations under the Lease Agreement resulting from any future increases in certain costs to operate the Premises, including insurance and real estate taxes.

In September 2005, the Company entered a Sublease Agreement (the "Dell Sublease") with Dell Mitchell Architects, Inc., as subtenant ("Dell"), to sublease approximately 3,300 rentable square feet on the fifth floor of the Premises. The initial term of the Dell Sublease is eighty-one months beginning on September 1, 2005. Pursuant to the terms of the Dell Sublease, Dell has agreed to pay: (i) $8,800 in base rent per month from March 16, 2006 through May 30, 2009 and (ii) $9,625 in base rent per month for the period from June 1, 2009 through May 30, 2012. Dell has agreed to pay the Company a proportionate share of the Company's additional obligations under the Lease Agreement resulting from any future increases in certain costs to operate the Premises, including insurance and real estate taxes.

As a result of the Company's relocation, an expense was recorded in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146"). SFAS 146 requires that a liability be recorded for a cost associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. The liability recorded for the Lease Amendment was calculated using discounted estimated cash flows described above for the Small Army Sublease and the Dell Sublease. As prescribed by SFAS 146, an estimated credit-adjusted risk-free rate of 15% was used to discount the estimated cash flows. The expense and accrual recorded in accordance with SFAS 146 requires the Company to make significant estimates and assumptions. These estimates and assumptions will be evaluated and adjusted as appropriate on at least a quarterly basis for changes in circumstances. It is reasonably possible that such estimates could change in the future resulting in additional adjustments, and the effect of any such adjustments could be material.

The activity related to the lease accrual at December 31, 2006, is as follows:

	Accrual at December 31, 2005	Cash Payments, Net of Sublease Receipts 2006	Accrual at December 31, 2006
Lease Amendment	$335,292	$68,396	$266,896
Short-term portion of lease accrual	60,966		30,752
Long-term portion of lease accrual	$274,326		$236,144

During the year ended December 31, 2006 and 2005, the Company recorded approximately $43,000 and $19,000, respectively of expense related to the imputed cost of the lease expense accrual included in general and administrative expenses in the accompanying Consolidated Statements of Operations.

7. Stockholders' Equity

Reverse Split

On February 4, 2005, the Company's stockholders authorized the Company's Board of Directors to effect a reverse stock split of its common stock at a ratio of one-for-five. The Company has retroactively applied the reverse split to all the share and per share amounts for all periods presented in these financial statements. In addition, the reverse stock split resulted in a reclassification from common stock to additional paid-in capital to reflect the adjusted share amount as the par value of the Company's common stock remained at $0.01.

Common Stock

In March 2003, the Company completed a private placement of 2,000,000 shares of its common stock which raised approximately $10,000,000 in gross proceeds. The investors in the private placement included Robert Gipson, Thomas O. Boucher, Jr. ("Boucher") and other affiliates of I&S.

In March 2005, the Company completed a private placement of 2,000,000 shares of its common stock which raised approximately $5,000,000 in gross proceeds. The investors in the private placement included Robert Gipson, Boucher and other affiliates of I&S. In connection with the private placement completed by the Company in March 2005, the Company agreed with the March 2005 Investors that, subject to certain exceptions, it would not issue any shares of its common stock at a per share price less than $2.50 without the prior consent of purchasers holding a majority of the shares issued in such financing. In connection with the private placement, the Company also agreed to file a registration statement relating to the resale of the common stock sold in the private placement upon request of the investors.

In September 2005, the Company completed a private placement of 6,000,000 shares of its common stock which raised approximately $12,780,000 in gross proceeds. The investors in the private placement included Robert Gipson, Boucher and other affiliates of I&S. In connection with the private placement, the Company agreed to file a registration statement relating to the resale of the common stock sold in the private placement upon request of the investors. The Company obtained the waiver of a requisite percentage of the March 2005 Investors to issue shares in the private placement at a per share price less than $2.50.

Preferred Stock

The Company has authorized 1,000,000 shares of preferred stock of which 25,000 shares have been designated as Series A Convertible Preferred Stock, 500,000 shares have been designated as Series D Convertible Preferred Stock, and 800 shares have been designated as Series E Cumulative Convertible Preferred Stock (the "Series E Stock"). The remaining authorized shares have not been designated.

Series A Preferred Stock

In connection with the 1996 private placement of Series A Convertible Preferred Stock, the Company granted options to acquire 23.991 units to the placement agent. Each unit consists of 1,000 shares of Series A Convertible Preferred Stock and warrants to purchase 500 shares of common stock at a unit exercise price of $110,000. Each share of the Series A Convertible Preferred Stock is convertible into shares of common stock pursuant to a ratio of 3.507542 shares of common stock for each share of Series A Convertible Preferred Stock. There were 22.607 unit options outstanding at December 31, 2005. In February 2006, all the unit options expired.

Series E Preferred Stock

On December 9, 2003, the Company completed a private placement with a group of institutional and private investors. In connection with the financing, the Company issued 800 shares of Series E Stock, accompanied by warrants to purchase 576,000 shares of common stock. The purchase price of each share of Series E Stock was $10,000. Each share of Series E Stock was initially convertible into 1,600 shares of common stock based on an initial conversion price of $6.25 per share and was accompanied by a warrant to purchase 720 shares of common stock at an initial exercise price of $7.75 per share. The warrants expire on December 9, 2007.

Burnham Hill Partners, a division of Pali Capital, Inc. ("Burnham Hill"), acted as placement agent with respect to the private placement and received a cash fee and a warrant to purchase 128,000 shares of common stock at an initial exercise price of $7.45 per share (the "Placement Agent Warrant"). In October 2005, the Company entered into a consulting agreement with Burnham Hill for financial advisory services through December 31, 2005 pursuant to which Burnham Hill received $50,000 and 42,667 shares of unregistered common stock. Under the terms of the consulting agreement, Burnham Hill agreed to accept the 42,667 shares of unregistered common stock as settlement of the Placement Agent Warrant.

The net proceeds of approximately $7,040,000 were allocated between the warrants (approximately $2,049,000) and the Series E Stock (approximately $4,991,000) based on their relative fair values. In connection with the issuance of Series E Stock, the Company recorded a beneficial conversion feature of $2,696,658. A beneficial conversion feature is recorded when the consideration allocated to the convertible security, divided by the number of common shares into which the security converts, is below the fair value of the common stock at the date of issuance of the convertible instrument. The amount of the beneficial conversion feature was immediately accreted and the accretion resulted in a deemed dividend as the preferred stock does not have a redemption term. The value of the beneficial conversion feature has been reflected as an adjustment to the net loss attributable to common stockholders on the Company's Consolidated Statement of Operations.

The Series E Stock was initially convertible into common stock at $6.25 per share, subject to a weighted average anti-dilution adjustment if the Company issued equity securities in the future at a lower price. The holders of Series E Stock were entitled to receive a cumulative dividend of 4% per annum (increasing to 8% effective June 9, 2005), payable beginning on October 31, 2004 and on each anniversary thereof. The dividend was payable in cash, but the Company could have elected to pay the dividend in shares of common stock under specified circumstances. Upon conversion, accrued dividends would be paid in common stock based on the then conversion price of the Series E Stock. During 2004, the Company issued 381,920 shares of common stock in connection with the conversion of 238.70 shares of Series E Stock and 4,756 shares of common stock in connection with the dividend payable upon conversion of the Series E Stock. The Company paid $314,987 and $201,760 in cash dividends to the holders of outstanding Series E Stock effective February 4, 2005 and October 31, 2004, respectively.

The Series E Stock generally voted together with the common stock as one class. Each holder of Series E Stock generally was entitled to the number of votes equal to the number of shares of common stock into which its shares of Series E Stock could be converted on the record date for the vote assuming for such purpose a conversion price of $7.40 per share.

Under the terms of the private placement, the Company agreed to exercise its right to obtain a release of the security interest and continuing lien on its assets that secured the Notes held by ISVP by providing alternative collateral in the form of cash or a standby letter-of-credit in the amount of all remaining principal and interest payments on the Notes through maturity as more fully described in Note 5.

In February 2005, the Company entered into agreements with the holders of 557.30 shares of Series E stock (the "Holders"), whereby the Holders agreed to convert their outstanding shares of Series E Stock and in return the Company agreed to pay a dividend of $564.44 per share held by the Holders and lower the exercise price of the warrants to purchase common stock held by the Holders from $7.71 to $0.05. The Company recorded a charge of approximately $656,000, as determined under the Black Scholes pricing model (with the following assumptions: dividend yield of zero percent; expected volatility of 100%; risk free interest rate of approximately 3% and warrant term of approximately 3 years), to net loss attributable to common stockholders in the first quarter of 2005 in connection with this repricing. The Holders were also given the right to invest new funds amounting to up to 33% in the next $16,900,000 raised by the Company in private placements effected by the Company pursuant to an exemption from registration under the Securities Act of 1933, as amended. Following completion of the Company's $5,000,000 private placement in March 2005 and the $12,780,000 private placement in September 2005, this preemptive right was terminated. On February 4, 2005, the Company's stockholders approved an amendment to the Certificate of Designations, Rights and Preferences of the Series E Stock, providing for the mandatory conversion of all outstanding shares of Series E Stock, upon the affirmative vote of 75% of the outstanding shares of Series E Stock. In February 2005, the requisite vote of the Holders was obtained and the Company issued 900,646 shares of common stock in connection with the conversion of the 561.3 outstanding shares of the Series E Stock.

Stock Options and Warrants

Stock Option Plans

The Company has two stock option plans under which it can issue both nonqualified and incentive stock options to employees, officers, consultants and scientific advisors of the Company. At December 31, 2006, the 1998 Omnibus Plan (the "1998 Plan") provided for the issuance of options to purchase up to 1,220,000 shares of the Company's common stock through April 2008. At December 31, 2006, the 2005 Stock Incentive Plan (the "2005 Plan") provided for the issuance of options, restricted stock, restricted stock units, stock appreciation rights or other stock-based awards to purchase 1,900,000 shares of the Company's common stock. The 2005 Plan contains a provision that allows for an annual increase in the number of shares available for issuance under the 2005 Plan on the first day of each of the Company's fiscal years during the period beginning in fiscal year 2006 and ending on the second day of fiscal year 2014. The annual increase in the number of shares shall be equal to the lowest of 400,000 shares; 4% of the Company's outstanding shares on the first day of the fiscal year; and an amount determined by the Board of Directors. On January 1, 2007, the 2005 Plan was increased by 400,000 shares.

The Company also has outstanding stock options in two other stock option plans, the Amended and Restated Omnibus Stock Option Plan and the Amended and Restated 1990 Non-Employee Directors' Non-Qualified Stock Option Plan. Both of these plans have expired and no future issuance of awards is permissible.

The Company's Board of Directors determines the term, vesting provisions, price, and number of shares for each award that is granted. The term of each option cannot exceed ten years. The Company has outstanding options with performance conditions which, if met, would accelerate vesting upon achievement of the applicable milestones.

In March 2005, the Company's Board of Directors approved the cancellation of options to purchase an aggregate of 483,787 shares of the Company's common stock and the regrant of options to purchase an aggregate of 454,760 shares of the Company's common stock. The per share exercise prices of the cancelled options ranged from $3.75 to $39.06, with a weighted average exercise price of $11.89. The aggregate number of stock options outstanding after such cancellation and regrant of options was reduced by approximately 6%. These cancellations and regrants were effected under the Amended and Restated Omnibus Stock Option Plan and the 1998 Omnibus Stock Option Plan, each of which expressly permitted option exchanges. Each of the regranted options contains the following terms: (i) an exercise price equal to the fair market value on the grant date which was the last sale price on March 11, 2005, or $2.31 per share; (ii) a ten-year duration; and (iii) 33% vesting on the date of grant with the remaining 67% vesting thereafter in 36 equal monthly installments. Prior to the adoption of SFAS 123R (see Note 1), the Company has recorded a charge each quarter equal to the intrinsic value (difference between the Company's stock price and exercise price) of the 454,760 options which are deemed to have been repriced until the earlier of (i) the exercise of these options or (ii) the expiration or cancellation of these options. Effective January 1, 2006, the Company adopted SFAS 123R and accordingly will expense the fair value of the unvested employee stock options over the employee service period.

Stock-based employee compensation expense recorded during the year ended December 31, 2006 is as follows:

Research and development	$ 630,396
General and administrative	1,144,352
	$1,774,748
Impact on basic and diluted net loss attributable to common stockholders per share	$ (0.11)

The Company had previously adopted the provisions of SFAS 123 for disclosure only purposes. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee awards:

	2005	2004
Net loss, as reported	$(11,501,442)	$(11,250,877)
Add: Stock-based employee compensation expense recognized	—	106,064
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(1,366,011)	(1,204,097)
Pro forma net loss	$(12,867,453)	$(12,348,910)
Accrual of preferred stock dividends and modification of warrants held by preferred stockholders	(715,515)	(480,045)
Pro forma net loss attributable to common stockholders	$(13,582,968)	$(12,828,955)
Basic and diluted loss attributable to common stockholders per common share:		
As reported	$ (1.03)	$ (1.73)
Pro forma	$ (1.15)	$ (1.89)

The Company uses the Black-Scholes option-pricing model to calculate the fair value of each option grant on the date of grant. The fair value of stock options granted during the years ended December 31, 2006, 2005 and 2004 was calculated using the following estimated weighted-average assumptions:

	2006	2005	2004
Expected term	6 years	3 years	3 years
Risk-free interest rate	4.3% - 5.0%	3.4% - 4.4%	1.9% - 4.2%
Stock volatility	90%	100%	100%
Dividend yield	0%	0%	0%

Expected term — The Company determined the weighted-average expected term assumption in 2006 based on the simplified method as described by Staff Accounting Bulletin No. 107, "Share-Based Payment" for "plain vanilla" options. The Company determined the weighted-average expected term assumption for performance-based option grants based on historical data on exercise behavior.

Risk-free interest rate — The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected term.

Expected volatility — The Company's expected stock-price volatility assumption is based on historical volatilities of the underlying stock which is obtained from public data sources.

Expected dividend yield — The Company has never declared or paid any cash dividends on its common stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

As of December 31, 2006, there remained approximately $1,997,000 of compensation costs related to non-vested stock options to be recognized as expense over a weighted-average period of approximately 1.56 years.

Stock Options

A summary of the Company's outstanding stock options for the year ended December 31, 2006 is presented below.

	2006	
	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,590,152	$4.23
Granted	1,112,000	2.65
Exercised	(750)	2.22
Forfeited and expired	(188,698)	9.27
Outstanding at end of year	3,512,704	3.46
Options exercisable at year-end	2,070,461	3.96

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 1.35 - $ 2.00	100,500	8.6 years	$ 1.97	48,556	8.6 years	$ 1.97
$ 2.01 - $ 3.00	2,080,155	8.0 years	2.38	1,082,752	7.3 years	2.35
$ 3.10 - $ 4.65	1,013,363	8.2 years	3.63	620,467	8.1 years	3.60
$ 4.99 - $ 6.96	132,500	2.6 years	5.50	132,500	2.6 years	5.50
$ 8.95 - $13.06	80,740	1.7 years	10.63	80,740	1.7 years	10.63
$15.62 - $22.36	105,446	1.7 years	16.44	105,446	1.7 years	16.44
	3,512,704	7.6 years	$ 3.46	2,070,461	6.8 years	$ 3.96

The aggregate intrinsic value of outstanding options and exercisable options as of December 31, 2006 was $926,844 and $515,179, respectively. The intrinsic value of options vested during the year ended December 31, 2006 was $249,180. The intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $570, $0 and $51,513, respectively. The weighted-average fair value of options granted at fair market value during 2006, 2005 and 2004 was $2.03, $1.39 and $2.50, respectively.

As of December 31, 2006, 690,977 shares are available for grant under the Company's option plans.

Warrants

As of December 31, 2006, warrants outstanding to purchase common stock were as follows:

Date of Issue	Exercise Price per Share	Warrants Outstanding	Expiration Date
December 2003	$ 0.05	127,800	December 2007
December 2003	7.40	173,304	December 2007
April 2002 - October 2002	10.00 - 17.50	39,000	April 2007 - October 2007
March 2002	13.75	114,641	March 2007
October 2001	9.50	2,000	October 2011
January 1997	75.00	4,000	January 2007
		460,745	

Each warrant is exercisable into one share of common stock. During the year ended December 31, 2006, 97,200 and 252,875 warrants were exercised and cancelled, respectively. At December 31, 2006, the Company has reserved 4,664,426 shares of common stock to meet its option and warrant obligations.

Rights Agreement

On September 11, 2001, the Company entered into a Rights Agreement (the "Rights Plan") dated as of September 11, 2001, with Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), and declared a dividend of one right (a "Right") to purchase from the Company one-thousandth of a share of its Series D Preferred Stock at an exercise price of $25 for each outstanding share of the Company's common stock at the close of business on September 13, 2001. The Rights will expire on September 11, 2011.

In general, the Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's common stock. If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction, or sells 25% or more of its assets or earning power, each unexercised Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of two times the Right's exercise price. At any time after any person or group has acquired beneficial ownership of 15% or more of the Company's common stock, the Board, in its sole discretion, may exchange all or part of the then outstanding and exercisable Rights for shares of the Company's common stock at an exchange ratio of one share of common stock per Right.

In November 2001, the Company and the Rights Agent amended the Rights Plan to provide that Rights Plan will be governed by the laws of the State of Delaware.

In November 2002, the Company and the Rights Agent amended the Rights Plan to provide that, for purposes of any calculation under the Rights Plan of the percentage of outstanding shares of the Company's common stock beneficially owned by a person, any shares of the Company's common stock such person beneficially owns that are not outstanding (such as shares underlying options, warrants, rights or convertible securities) shall be deemed to be outstanding. The amendment also exempted each of I&S, ISVP and Robert Gipson (the "Ingalls Parties") from being an "Acquiring Person" under the Rights Plan so long as such persons, collectively, together with all affiliates of such persons, shall beneficially own less than 20% of the shares of the Company's common stock then outstanding.

On March 12, 2003, the Company and the Rights Agent amended the Rights Plan to provide that prior to June 1, 2005, the Ingalls Parties and their affiliates will be deemed not to beneficially own certain convertible notes and warrants of the Company and any common stock issued or issuable upon their conversion or exercise for purposes of determining whether such person is an "Exempt Person" under the Rights Plan.

On December 23, 2003, the Company and the Rights Agent amended the Rights Plan to add Boucher to the list of persons included in the definition of Ingalls Parties who are exempt from being an "Acquiring Person" so long as such persons, collectively, together with all affiliates of such persons, shall beneficially own less than 20% of the shares of the Company's common stock then outstanding. In addition, the amendment provides that a person shall not be deemed to beneficially own securities held by another person solely by reason of an agreement, arrangement or understanding among such persons to vote such securities, if such agreement, arrangement or understanding is for the purpose of (i) soliciting revocable proxies or consents to elect or remove directors of the Company pursuant to a proxy or consent solicitation made or to be made pursuant to, and in accordance with, the applicable proxy solicitation rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, and/or (ii) nominating one or more individuals (or being nominated) for election to the Company's Board of Directors or serving as a director of the Company.

On March 14, 2005, the Company and the Rights Agent amended the Rights Plan to amend the definition of Exempt Person to include all purchasers of shares of the Company's common stock in connection with the Company's private placement completed in March 2005.

8. Income Taxes

Income tax provision (benefit) consists of the following for the years ended December 31:

	2006	2005	2004
Federal	$ (9,479,000)	$ 21,463,000	$(2,248,000)
State	(1,326,000)	1,110,000	(983,000)
	(10,805,000)	22,573,000	(3,231,000)
Valuation allowance	10,805,000	(22,573,000)	3,231,000
	$ —	$ —	$ —

BOSTON LIFE SCIENCES, INC.
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets consist of the following at December 31:

	2006	2005	2004
Net operating loss carryforwards	$ 12,901,000	$ 9,179,000	$ 33,083,000
Capitalized research and development expenses	13,662,000	10,997,000	10,065,000
Research and development credit carryforwards	758,000	2,408,000	2,415,000
License fees	3,258,000	—	—
Stock-based compensation expense	695,000	—	—
Other	872,000	732,000	325,000
Gross deferred tax assets	32,146,000	23,316,000	45,888,000
Valuation allowance	(32,146,000)	(23,316,000)	(45,888,000)
Net deferred tax assets	$ —	$ —	$ —

The Company has provided a full valuation allowance for its deferred tax assets since it is more likely than not that the future benefits will not be realized. In the event the Company achieves profitability, these deferred tax assets could be available to offset future income tax liabilities and expense.

A reconciliation between the amount of reported tax benefit and the amount computed using the U.S. federal statutory rate of 35% for the year ended December 31 is as follows:

	2006	2005	2004
Benefit at statutory rate	$ (9,224,000)	$ (4,026,000)	$(3,938,000)
State taxes, net of federal benefit	(1,554,000)	(671,000)	(602,000)
Research and development credit	(478,000)	(334,000)	(334,000)
Expiring state net operating loss carryforwards	224,000	115,000	735,000
Permanent items	73,000	49,000	395,000
Net operating losses to expire related to Section 382 limitation	—	27,097,000	—
Increase (decrease) in valuation allowance	10,805,000	(22,573,000)	3,231,000
Other	154,000	343,000	513,000
	$ —	$ —	$ —

At December 31, 2006, the Company has federal net operating loss ("NOL") and research and development credit carryforwards of approximately $33,895,000 and $392,000 respectively, expiring at various dates through 2026. In fiscal year 1995 and in fiscal year 2005, the Company experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company's formation, it has raised capital through the issuance of capital stock on several occasions which, combined with shareholders' subsequent disposition of those shares, has resulted in two changes of control, as defined by Section 382. As a result of the most recent ownership change, utilization of the Company's NOLs is subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate resulting in an annual limitation amount of approximately $1,000,000. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be subject to adjustment if the fair value of the Company's net assets are determined to be below or in excess of the tax basis of such assets at the time of the ownership change, and such unrealized loss or gain is recognized during the five-year period after the ownership change. Federal research and development tax credits were also impaired by the ownership change and were reduced accordingly.

Subsequent ownership changes, as defined in Section 382, could further limit the amount of net operating loss carryforwards and research and development credits that can be utilized annually to offset future taxable income.

9. Commitments and Contingencies

The Company recognizes and discloses commitments when it enters into executed contractual obligations with other parties. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Commitments

Research and development commitments consist of contractual obligations with third parties. The Company leases office space and laboratory space under noncancelable operating leases. The Company's current corporate office lease expires in 2008 and provides for a three-year renewal option. The Company has subleased its former corporate office lease which expires in 2012 (Note 6). The Company also leases laboratory space that expires in May 2008.

As of December 31, 2006, approximate future minimum commitments under the above leases and other contractual obligations are as follows:

Year Ended December 31,	Research and Development	Operating Leases
2007	$1,945,000	$ 520,000
2008	550,000	387,000
2009	138,000	290,000
2010	—	298,000
2011	—	304,000
Thereafter	—	127,000
	$2,633,000	$1,926,000

Total rent expense under noncancelable operating leases was approximately $253,000, $331,000 and $345,000 for the years ended December 31, 2006, 2005, and 2004, respectively, and approximately $2,612,000 for the period from inception (October 16, 1992) through December 31, 2006.

License Agreements

In May 2006, the Company entered into two license agreements ("Axon Regeneration Licenses") with Children's Medical Center Corporation (also known as Children's Hospital Boston) ("CMCC") to acquire the exclusive worldwide rights to certain axon regeneration technologies and to replace the Company's former axon regeneration licenses with CMCC. The Axon Regeneration Licenses provide for payments to CMCC for accrued patent costs, an up-front license payment of $50,000 and future milestone payments of up to an aggregate of approximately $425,000 for each product candidate upon achievement of certain regulatory milestones. Additionally, the Company entered into two sponsored research agreements with CMCC which provide for a total of $550,000 in annual funding for three years.

Since inception, the Company has paid Harvard University and its affiliated hospitals ("Harvard and its Affiliates") under the terms of its current license agreements (the "Harvard License Agreements") approximately $700,000 in initial licensing fees and milestone payments. The Harvard License Agreements obligate the Company to pay up to an aggregate of approximately $2,520,000 in milestone payments in the future. The future milestone payments are generally payable only upon achievement of certain regulatory milestones.

The Company's license agreements with Harvard and its Affiliates and CMCC generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees and continuing patent prosecution costs.

In December 2006, the Company entered into a license agreement (the "BioAxone Agreement") with BioAxone Therapeutic Inc., a Canadian corporation ("BioAxone"), pursuant to which the Company was granted an exclusive, worldwide, royalty-free license to develop specified compounds and licensed products. The Company was also granted an exclusive, worldwide, royalty-bearing license, including the right to grant sublicenses, to commercialize certain licensed products. In addition, the Company was granted a nonexclusive, fully-paid, irrevocable, perpetual license, including the right to sublicense, under certain BioAxone intellectual property on a country-by-country and licensed product-by-licensed product specific basis. The Company has the sole authority to conduct development and commercialization activities with respect to any compound and/or licensed product worldwide according to a development plan described in the BioAxone Agreement.

The Company agreed to pay $10,000,000 in up-front payments, of which we paid BioAxone $2,500,000 upon execution of the Agreement and $7,500,000 on March 26, 2007. The Company has also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country. The $10,000,000 up-front license fee was recorded as a research and development expense on the Company's Consolidated Statement of Operations during the year ended December 31, 2006.

Contingencies

The Company is subject to legal proceedings in the ordinary course of business. One such matter involves a claim for cash and warrants to purchase shares of common stock of the Company in connection with one of the Company's private placements. One other such matter involves a claim for cash of $250,000 in connection with one of the Company's license agreements. Management has responded to such claims and believes that there is no legal or equitable basis for payment of the claims and that the resolution of these matters and others will not have a material adverse effect on the consolidated financial statements.

Guarantor Arrangements

As permitted under Delaware law, the Company has entered into agreements whereby the Company indemnifies its executive officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

The Company enters into arrangements with certain service providers to perform research, development, and clinical services for the Company. Under the terms of these arrangements, such service providers may use

12. Supplementary Quarterly Financial Data (Unaudited)

The following tables present a condensed summary of quarterly consolidated results of operations for the years ended December 31, 2006 and 2005:

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2006				
Revenues	$ —	$ —	$ —	$ —
Net loss	(3,964,442)	(3,924,682)	(4,012,482)	(14,453,637)
Basic and diluted net loss per common share	$ (0.24)	$ (0.24)	$ (0.24)	$ (0.87)
2005				
Revenues	$ —	$ —	$ —	$ —
Net loss	(2,344,208)	(2,397,797)	(3,549,868)	(3,209,569)
Basic and diluted net loss per common share	$ (0.37)	$ (0.23)	$ (0.30)	$ (0.19)

Since inception, the Company has paid Harvard University and its affiliated hospitals ("Harvard and its Affiliates") under the terms of its current license agreements (the "Harvard License Agreements") approximately $700,000 in initial licensing fees and milestone payments. The Harvard License Agreements obligate the Company to pay up to an aggregate of approximately $2,520,000 in milestone payments in the future. The future milestone payments are generally payable only upon achievement of certain regulatory milestones.

The Company's license agreements with Harvard and its Affiliates and CMCC generally provide for royalty payments equal to specified percentages of product sales, annual license maintenance fees and continuing patent prosecution costs.

In December 2006, the Company entered into a license agreement (the "BioAxone Agreement") with BioAxone Therapeutic Inc., a Canadian corporation ("BioAxone"), pursuant to which the Company was granted an exclusive, worldwide, royalty-free license to develop specified compounds and licensed products. The Company was also granted an exclusive, worldwide, royalty-bearing license, including the right to grant sublicenses, to commercialize certain licensed products. In addition, the Company was granted a nonexclusive, fully-paid, irrevocable, perpetual license, including the right to sublicense, under certain BioAxone intellectual property on a country-by-country and licensed product-by-licensed product specific basis. The Company has the sole authority to conduct development and commercialization activities with respect to any compound and/or licensed product worldwide according to a development plan described in the BioAxone Agreement.

The Company agreed to pay $10,000,000 in up-front payments, of which we paid BioAxone $2,500,000 upon execution of the Agreement and $7,500,000 on March 26, 2007. The Company has also agreed to pay BioAxone up to $25,000,000 upon the achievement of certain milestone events and royalties based on the worldwide net sales of licensed products, subject to specified minimums, in each calendar year until either the expiration of a valid claim covering a licensed product or a certain time period after the launch of a licensed product, in each case applicable to the specific country. The $10,000,000 up-front license fee was recorded as a research and development expense on the Company's Consolidated Statement of Operations during the year ended December 31, 2006.

Contingencies

The Company is subject to legal proceedings in the ordinary course of business. One such matter involves a claim for cash and warrants to purchase shares of common stock of the Company in connection with one of the Company's private placements. One other such matter involves a claim for cash of $250,000 in connection with one of the Company's license agreements. Management has responded to such claims and believes that there is no legal or equitable basis for payment of the claims and that the resolution of these matters and others will not have a material adverse effect on the consolidated financial statements.

Guarantor Arrangements

As permitted under Delaware law, the Company has entered into agreements whereby the Company indemnifies its executive officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

The Company enters into arrangements with certain service providers to perform research, development, and clinical services for the Company. Under the terms of these arrangements, such service providers may use the Company's technologies in performing their services. The Company enters into standard indemnification agreements with those service providers, whereby the Company indemnifies them for any liability associated with their use of the Company's technologies. The maximum potential amount of future payments the Company would be required to make under these indemnification agreements is unlimited; however, the Company has product liability and general liability policies that enable the Company to recover a portion of any amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

Settlement and Standstill Agreement

On June 15, 2004, the Company entered into a settlement and standstill agreement (the "Settlement Agreement") with Robert Gipson, Boucher, I&S and ISVP (the "Investor Group"). Under the Settlement Agreement, the Company reconstituted its Board of Directors to consist of Marc E. Lanser, Robert Langer, John T. Preston, Robert Gipson and Michael J. Mullen. S. David Hillson retired as Chairman of the Board and as a director and consultant of the Company.

The Investor Group agreed not to seek the removal of any of the directors prior to March 31, 2005 and entered into a mutual release of claims with the Company, Mr. Hillson and Dr. Lanser. As contemplated by the Settlement Agreement, the Company obtained a release of the security interest on its property collateralizing its Notes held by ISVP by providing an irrevocable standby letter of credit in the amount of $4,785,550 to collateralize the Notes. The Company also paid $300,000 to I&S as reimbursement for certain expenses as part of the settlement. The $300,000 payment is included in General and Administrative Expenses during the second quarter of 2004.

In May 2004, the Company also entered into a separation agreement with Mr. Hillson regarding his retirement (the "Hillson Agreement"). The Hillson Agreement requires that Mr. Hillson continue to satisfy his obligations under the non-competition, confidentiality, invention assignment and non-solicitation provisions of his previous agreement with the Company and that he release the Company from claims related to his former employment with the Company and his position on the Board of Directors. The Hillson Agreement provided for a lump sum payment of $187,500, which represented the balance of consulting fees due to Mr. Hillson under his previous agreement with the Company, and a lump sum payment of $90,000 in recognition of Mr. Hillson's contributions to the Company and loss of certain other benefits under his previous agreement with the Company. The Company recorded a charge of $277,500 in the second quarter of 2004 related to these payments. Pursuant to the terms of the Hillson Agreement, the Company granted options to Mr. Hillson to purchase 40,000 shares of common stock at an exercise price of $5.00 per share and cancelled options previously granted to Mr. Hillson to purchase 80,000 shares of common stock at exercise prices ranging from $18.13 per share to $39.06 per share. The Hillson Agreement further provided that all of Mr. Hillson's remaining stock options fully vest. In addition to the 40,000 options issued in June, Mr. Hillson was awarded options in March 2004 to purchase 39,000 shares of common stock at an exercise price of $6.35 in connection with his services as a director of the Company. Of the options awarded in March 2004, 14,000 were attributed to Mr. Hillson's previous consulting agreement, and accordingly, the Company recorded a charge of approximately $56,000 representing the fair value of these options as determined using the Black-Scholes pricing model.

In connection with his retirement, Mr. Hillson also made a written request under the terms of his indemnity agreement with the Company that the Company create an indemnity trust for his benefit and fund the trust in the amount of $100,000. In response to the request, on June 15, 2004, the Company entered into a directors and officers indemnity trust agreement with Mr. Hillson and Boston Private Bank & Trust Company, as trustee (the "Indemnity Trust Agreement"), and funded the trust with $100,000. Mr. Hillson may, from time to time, request withdrawals of funds from the trust in the event that he becomes entitled to receive indemnification payments or advances from the Company. Any amounts not disbursed from the indemnity trust will become unrestricted at such time as the Company and Mr. Hillson agree that the indemnity trust is no longer required. FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. As required under the provisions of FIN 45, the Company has evaluated its obligations under the Indemnity Trust Agreement and has determined that the fair value of this obligation is immaterial at December 31, 2006.

Under the terms of its directors' and officers' insurance policy, the Company was entitled to reimbursement of certain legal costs incurred in connection with the litigation described above. In October 2004, the Company received $306,000 which was recognized as an offset to general and administrative expense in the fourth quarter of 2004.

On June 10, 2004, the Company entered into an employment agreement with Dr. Lanser (the "Lanser Agreement") providing for his continued employment with the Company. The Lanser Agreement was effective for a term of one year, provided for compensation plus other benefits, and included confidentiality and non-competition provisions. On June 9, 2005, the Company entered into a Severance and Settlement Agreement and Release with Dr. Lanser (the "Lanser Settlement"). The Lanser Settlement terminated the Lanser Agreement and entitles Dr. Lanser to receive continued base salary and benefits for a period of nine months from June 11, 2005 and requires that Dr. Lanser continue to satisfy his obligations under the confidentiality, invention assignment and restricted activities provisions of the Lanser Agreement. The Company recorded a charge of approximately $251,000 during the second quarter of 2005 related to this obligation. The Lanser Settlement also provided that Dr. Lanser's unvested options to purchase 107,314 shares of common stock will continue to vest on their stated terms and conditions as long as Dr. Lanser continues to provide services as a member of the Company's Scientific Advisory Board. On June 9, 2005, the Company entered into a two-year consulting agreement with Dr. Lanser, unless earlier terminated by the Company or Dr. Lanser (the "Consulting Agreement"). Under the terms of the Consulting Agreement, Dr. Lanser will, among other things, support the Company in certain of its preclinical and clinical development efforts and serve as a member of the Company's Scientific Advisory Board. In the event that the Company terminates the Consulting Agreement without cause (as defined in the Consulting Agreement) prior to June 11, 2007, all unvested options will become fully vested. The Company recorded a charge of approximately $59,000 during the year ended December 31, 2006 related to this modification of Dr. Lanser's options.

On September 12, 2005, the Company entered into a Severance and Settlement Agreement and Release with Joseph Hernon (the "Hernon Agreement"), the Company's former Chief Financial Officer. The Hernon Agreement entitles Mr. Hernon to receive continued base salary and benefits for a period of nine months commencing on October 1, 2005. The Company recorded a charge of approximately $204,000 during the third quarter of 2005 related to this obligation. The Hernon Agreement also provided that Mr. Hernon's unvested options to purchase 74,182 shares of common stock fully vested as of Mr. Hernon's termination date, September 30, 2005. The Hernon Agreement further provided that Mr. Hernon's options to purchase 133,527 shares of common stock, including the 74,182 accelerated options, be exercisable on their stated terms and conditions from his termination date through and including September 30, 2007. These options had an exercise price greater than the market value of the Company's stock at that time; hence, in accordance with APB 25 and FIN 44, "Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25," no compensation expense was recorded in the consolidated statements of operations.

10. Related Party Transactions

Dr. Langer, a member of the Company's board of directors, provided consulting on scientific and commercial matters to the Company pursuant to which the Company paid the Dr. Langer consulting fees totaling approximately $26,000 in 2004. This agreement was terminated in 2004. In September 2006, the Company entered into a new consulting agreement pursuant to which Dr. Langer will provide consulting services, including scientific and business services. The Company paid Dr. Langer consulting fees totaling approximately $13,000 in 2006 under the new consulting agreement.

Mr. Hillson provided consulting services to the Company pursuant to which the Company paid Mr. Hillson consulting fees totaling approximately $340,000 in 2004. During 2004, the Company entered into the Hillson Agreement (Note 9). In connection with his retirement from the Company, Mr. Hillson, under the terms of his indemnity agreement, requested that the Company establish a trust to fund any indemnification amounts that may be owed to him. On June 15, 2004, the Company entered into the Indemnity Trust Agreement (Note 9) and the Company deposited a total of $100,000 with the trustee in order to fund any indemnification amounts owed to the Mr. Hillson.

During 2004, a former director of the Company was director and Chairman of the Executive Committee of the bank where the Company maintained its cash, cash equivalent and marketable securities accounts. The Company paid approximately $77,000 to the bank during fiscal 2004 primarily for investment management advisory services. In June 2004, the Company obtained an irrevocable standby letter of credit for the benefit of ISVP from the bank and entered into an indemnity trust for the benefit of a former director with the bank, for which the Company paid the bank customary fees.

In June 2005, Dr. Lanser left the Company to become President and CEO of FluoroPharma, Inc. ("FluoroPharma") an early stage company developing Position Emission Tomography ("PET") imaging agents for the diagnosis of cardiac ischemia. In July 2005, the Company reached an agreement with FluoroPharma to terminate a development agreement between the Company and FluoroPharma relating to FluoroPharma's PET imaging agents in exchange for 25,000 shares of FluoroPharma Series A Preferred Stock. The Company accounts for this investment under the cost method. In February 2006, the Company agreed to convert its 25,000 shares of Series A Preferred Stock into 25,000 shares of common stock of FluoroPharma. In addition, the Company received a warrant to purchase 5,000 shares of FluoroPharma's common stock. The Company's arrangements with FluoroPharma bear no relationship to the Company's imaging products in development, ALTROPANE and FLUORATEC, for which the Company has exclusive rights.

In June 2005, Kenneth Rice provided consulting services to the Company pursuant to which the Company paid Mr. Rice consulting fees totaling $15,000. In July 2005, Mr. Rice was appointed Executive Vice President, Finance and Administration and Chief Financial Officer of the Company.

Robert L. Gipson, Thomas L. Gipson & Arthur Koenig

Robert Gipson was a director of the Company from June 2004 through October 2004. Robert Gipson is a Senior Director of I&S. Boucher is a Managing Director of I&S. ISVP is an investment partnership managed under an investment advisory contract with I&S. Robert Gipson and Boucher are the general partners of ISVP and share the power to vote securities of the Company held by ISVP.

In July 2002, the Company entered into agreements pursuant to which it issued the ISVP Notes to ISVP (Note 5).

In November 2002, the Company entered into the Warrant Amendment with I&S, Robert Gipson, Monoyios and ISVP related to the transfer of certain warrants. In February 2005, in consideration of the immediate exercise of the warrants in cash, the Company agreed to lower the exercise price of the warrants. The Company received approximately $1,044,000 in connection with the exercise of these warrants (Note 5).

In March 2003, the Company issued and sold an aggregate of 2,000,000 shares of its Common Stock at a purchase price of $5.00 per share in a private placement (Note 7). The investors in the private placement included Robert Gipson, Thomas Gipson (the brother of Robert Gipson), Arthur Koenig, Boucher, Patricia Gipson (the sister-in-law of Robert Gipson), other partners and employees of I&S, and other individual investors. Robert Gipson purchased 230,000 shares in the private placement for an aggregate purchase price of $1,150,000. Boucher purchased 50,000 shares in the private placement for an aggregate purchase price of $250,000. Thomas Gipson purchased 200,000 shares in the private placement for an aggregate purchase price of $1,000,000. Patricia Gipson purchased 20,000 shares in the private placement for an aggregate purchase price of $100,000. Arthur Koenig purchased 270,000 shares in the private placement for an aggregate purchase price of $1,350,000.

The Company amended its Rights Plan in connection with agreements with Robert Gipson, Boucher, I&S and ISVP (Note 7).

In 2004, the Company entered into the Settlement Agreement with Robert Gipson, Boucher, I&S, and ISVP (Note 9).

In March 2005, the Company issued and sold an aggregate of 2,000,000 shares of its common stock at a purchase price of $2.50 per share in a private placement (Note 7). The investors in the private placement included Robert Gipson, Thomas Gipson, Arthur Koenig, Boucher, Patricia Gipson, other partners and employees of I&S, and other individual investors. Robert Gipson purchased 350,000 shares in the private placement for an aggregate purchase price of $875,000. Boucher purchased 50,000 shares in the private placement for an aggregate purchase price of $125,000. Thomas Gipson purchased 470,000 shares in the private placement for an aggregate purchase price of $1,175,000. Patricia Gipson purchased 180,000 shares in the private placement for an aggregate purchase price of $450,000. Arthur Koenig purchased 190,000 shares in the private placement for an aggregate purchase price of $475,000.

In September 2005, the Company issued and sold an aggregate of 6,000,000 shares of its common stock at a purchase price of $2.13 per share in a private placement (Note 7). The investors in the private placement included Robert Gipson, Thomas Gipson, Arthur Koenig and other partners and employees of I&S and other individual investors. Robert Gipson purchased 2,226,004 shares in the private placement for an aggregate purchase price of $4,741,389. Thomas Gipson purchased 2,226,004 shares in the private placement for an aggregate purchase price of $4,741,389. Arthur Koenig purchased 425,000 shares in the private placement for an aggregate purchase price of $905,000.

In March 2007, the Company issued the Amended Notes to Robert Gipson and Thomas Gipson (Note 5).

In March 2007, the Company entered into the March 2007 Purchase Agreement with Robert Gipson, Thomas Gipson and Arthur Koenig (Note 5).

11. Employee Benefit Plan

The Company maintains a savings plan (the "Plan") with employer matching provisions which was designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the Plan through payroll deductions within statutory and Plan limits. For the years ended December 31, 2006, 2005 and 2004, the Company made matching contributions of approximately $254,000, $173,000 and $22,000, respectively, to the Plan.

12. Supplementary Quarterly Financial Data (Unaudited)

The following tables present a condensed summary of quarterly consolidated results of operations for the years ended December 31, 2006 and 2005:

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2006				
Revenues	$ —	$ —	$ —	$ —
Net loss	(3,964,442)	(3,924,682)	(4,012,482)	(14,453,637)
Basic and diluted net loss per common share	$ (0.24)	$ (0.24)	$ (0.24)	$ (0.87)
2005				
Revenues	$ —	$ —	$ —	$ —
Net loss	(2,344,208)	(2,397,797)	(3,549,868)	(3,209,569)
Basic and diluted net loss per common share	$ (0.37)	$ (0.23)	$ (0.30)	$ (0.19)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation our chief executive officer and chief financial officer concluded that, as of December 31, 2006, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics ("Code"). The Code constitutes the Company's Code of Ethics applicable for all of the Company's directors, officers and employees. The Code is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code can be found on our web site, which is located at www.bostonlifesciences.com. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our web site.

All other information required by this Item 10, with respect to our directors, nominees for election, executive officers, and audit committee under the headings "Election of Directors", "Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in the Company's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed by the Company with the Securities and Exchange Commission within 120 days after the close of its fiscal year.

Item 11. *Executive Compensation.*

The information required by this Item 11 is hereby incorporated by reference to the information under the heading "Executive Compensation" in the Company's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of its fiscal year. The information specified in Item 407(e)(5) is not incorporated by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item 12 is hereby incorporated by reference to the information under the heading "Security Ownership of certain Beneficial Owners and Management" in the Company's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of its fiscal year.

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

We have entered into indemnity agreements with each of our directors and executive officers containing provisions that may require us, among other things, to indemnify those directors and officers against liabilities that may arise by reason of their status or service as directors and officers. The agreements also provide for us to advance to the directors and officers expenses that they expect to incur as a result of any proceeding against them related to their service as directors and officers.

All other information required by this Item 13 is hereby incorporated by reference to the information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" in the Company's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of its fiscal year.

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item 14 is hereby incorporated by reference to the information under the heading "Auditors' Fees" in the Company's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of its fiscal year.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) *The following documents are included as part of this Annual Report on Form 10-K.*

1. *Financial Statements:*

Consolidated Financial Statements of the Company

Financial Statements of the Registrant and Report of Independent Registered Public Accounting Firm thereon

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Operations for the fiscal years ended December 31, 2006, 2005 and 2004 and for the period from inception (October 16, 1992) through December 31, 2006

Consolidated Statements of Comprehensive Loss and Stockholders' Equity for the fiscal years ended December 31, 2006, 2005 and 2004 and for the period from inception (October 16, 1992) through December 31, 2006

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2006, 2005 and 2004, and for the period from inception (October 16, 1992) through December 31, 2006

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules:*

Schedules are omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits:*

The Exhibits listed in the Exhibit Index immediately preceding the Exhibits are filed as a part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 2nd day of April, 2007.

BOSTON LIFE SCIENCES, INC.

By: /s/ PETER G. SAVAS

Peter G. Savas
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PETER G. SAVAS **Peter G. Savas**	Chairman and Chief Executive Officer (Principal Executive Officer)	April 2, 2007
/s/ KENNETH L. RICE, JR. **Kenneth L. Rice, Jr.**	Executive Vice President Finance and) Administration and Chief Financial Officer (Principal Financial and Accounting Officer	April 2, 2007
/s/ HENRY BREM **Henry Brem**	Director	April 2, 2007
/s/ GARY FRASHIER **Gary Frashier**	Director	April 2, 2007
/s/ WILLIAM L.S. GUINNESS **William L.S. Guinness**	Director	April 2, 2007
/s/ ROBERT S. LANGER, JR. **Robert S. Langer, Jr.**	Director	April 2, 2007
/s/ MICHAEL J. MULLEN **Michael J. Mullen**	Director	April 2, 2007
/s/ JOHN T. PRESTON **John T. Preston**	Director	April 2, 2007

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to: Form	Exhibit Number	Filing Date	SEC File Number
Articles of Incorporation and By-Laws					
3.1	Amended and Restated Certificate of Incorporation, dated March 28, 1996	10-K/A for 12/31/1998	3.1	3/19/1999	000-6533
3.2	Certificate of Amendment of Certificate of Incorporation, dated June 6, 1997	10-K/A for 12/31/1998	3.1	3/19/1999	000-6533
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated June 28,1999	10-Q for 9/30/1999	3.5	11/15/1999	000-6533
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated June 14, 2000	10-K for 12/31/2000	3.3	3/29/2001	000-6533
3.5	Certificate of Correction to the Amended and Restated Certificate of Incorporation, dated March 14, 2001	10-K for 12/31/2000	3.3	3/29/2001	000-6533
3.6	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation dated June 11, 2002	Proxy Statement	App. A	5/1/2002	000-6533
3.7	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of July 9, 2003	10-Q for 6/30/2003	3.1	8/13/2003	000-6533
3.8	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of August 5, 2004	10-Q for 6/30/2004	3.1	8/13/2004	000-6533
3.9	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, dated as of February 4, 2005	8-K	3.1	2/7/2005	000-6533
3.10	Amended and Restated By-Laws, amended and restated as of June 10, 2004	8-K	3.1	6/10/2004	000-6533
Instruments Defining the Rights of Security Holders					
4.1	Specimen certificate evidencing shares of common stock, par value $.01 per share	10-K for 12/31/2005	4.1	3/31/2006	000-6533
Series D					
4.2	Restated Certificate of Designations, Preferences, and Rights of Series D Preferred Stock	8-A/A	Ex. A to 3.3	9/13/2001	000-6533
Series E					
4.3	Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company	8-K	99.3	12/16/2003	000-6533
4.4	Amendment No. 1 to Certificate of Designations, Rights and Preferences of the Series E Cumulative Convertible Preferred Stock of the Company, dated as of February 4, 2005	8-K	3.2	2/7/2005	000-6533
4.5	Form of Common Stock Purchase Warrant received by purchasers of Series E Preferred Stock	8-K	99.5	12/16/2003	000-6533

Exhibit Number	Description	Incorporated by Reference to Form	Exhibit Number	Filing Date	SEC File Number
Rights Agreement					
4.6	Rights Agreement, dated as of September 11, 2001, including the form of Certificate of Designation with Respect to the Series D Preferred Stock and the form of Rights Certificate, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, (the "Rights Agreement")	8-A/A	1	9/13/2001	000-6533
4.7	Amendment No. 1 to the Rights Agreement, dated November 13, 2001	8-A/A	2	11/25/2002	000-6533
4.8	Amendment No. 2 to the Rights Agreement, dated November 22, 2002	8-A/A	3	11/25/2002	000-6533
4.9	Amendment No. 3 to the Rights Agreement, dated March 12, 2003	8-K	99.6	3/18/2003	000-6533
4.10	Amendment No. 4 to the Rights Agreement, dated December 23, 2003	8-A/A	5	12/29/2003	000-6533
4.11	Amendment No. 5 to the Rights Agreement, dated March 14, 2005	8-K	4.1	3/15/ 2005	000-6533
4.12	Registration Rights Agreement, dated as of March 11, 2002, by and among the Company and certain Investors in connection with a private placement	8-K	99.2	3/12/2002	000-6533
Miscellaneous					
4.13	Form of Warrant to Purchase Common Stock issued to Alexandros Partners LLC, Celia Kupferberg and Robert Licho	8-K	99.3	3/12/2002	000-6533
Ingalls					
4.14	Amended and Restated Registration Rights Agreement, dated as of March 9, 2005, by and among the Company and Ingalls, Robert L. Gipson and Nickolaos D. Monoyios and other Investors	10-K for 12/31/2004	10.42	3/31/2005	000-6533
4.15	Amendment No. 1, dated August 30, 2005, to the Amended and Restated Registration Rights Agreement, dated as of March 9, 2005, by and among the Company and Ingalls, Robert L. Gipson and Nickolaos D. Monoyios and other Investors	10-Q for 9/30/2005	10.6	11/14/2005	000-6533
4.16	Common Stock Purchase Agreement, dated March 9, 2005, by and among the Company, Ingalls and other Investors	10-K for 12/31/2004	10.41	3/31/2005	000-6533
4.17	Common Stock Purchase Agreement, dated August 30, 2005, by and among the Company, Ingalls and other Investors	10-Q for 9/30/2005	10.5	11/14/2005	000-6533
4.18	Mutual Release of Claims, dated as of June 15, 2004, by and among the Company, S. David Hillson, Marc E. Lanser, Robert L. Gipson, Thomas O. Boucher, Jr., Ingalls & Snyder, LLC and Ingalls	Form 8-K	99.3	6/17/2004	000-6533

Exhibit Number	Description	Incorporated by Reference to			
		Form	Exhibit Number	Filing Date	SEC File Number
Material Contracts — Supply, License, Distribution					
CMCC					
10.1+	License Agreement (including sponsored research agreement) between CMCC and the Company dated as of May 10, 2006 (Dr. Larry Benowitz) (related to INOSINE)	10-Q for 6/30/2006	10.1	8/14/2006	000-6533
10.2+	License Agreement (including sponsored research agreement) between CMCC and the Company dated as of May 10, 2006 (Dr. Zhigang He) (related to Oncomodulin)	10-Q for 6/30/2006	10.2	8/14/2006	000-6533
Harvard					
10.3	License Agreement between President and Fellows of Harvard College ("Harvard") and NeuroBiologics, Inc. (a subsidiary of the Company) dated as of December 10, 1993 (relating to ALTROPANE)	S-4	10.16	4/12/1995	333-91106
10.4	Amendment, dated May 7, 2004, to License Agreement between Harvard and the Company dated as of December 10, 1993 (relating to ALTROPANE)	10-Q for 6/30/2005	10.6	8/15/2005	000-6533
10.5	License Agreement between Harvard and the Company dated as of March 15, 2000 (relating to ALTROPANE)	S-3/A	10.11	9/3/2002	333-88726
10.6	License Agreement, effective as of October 15, 1996, between Harvard and the Company; as amended on August 22, 2001 and on May 4, 2004 (relating to FLUOROTEC)	10-Q for 9/30/2005	10.8	11/14/2005	000-6533
10.7	Amendment, dated May 11, 2004, to License Agreement between Harvard and the Company dated as of March 15, 2000 (relating to ALTROPANE)	10-Q for 6/30/2005	10.4	8/15/2005	000-6533
Nordion					
10.8+	Manufacturing Agreement dated August 9, 2000 between the Company and MDS Nordion, Inc. ("Nordion Agreement")	10-K for 12/31/2001	10.15	3/29/2002	000-6533
10.9+	Amendment dated August 23, 2001 to Nordion Agreement	10-K for 12/31/2001	10.16	3/29/2002	000-6533
10.10	Amendment No. 2 dated as of September 18, 2002 to Nordion Agreement	10-K for 12/31/2002	10.16	3/31/2003	000-6533
10.11	Amendment No. 3 dated November 22, 2003 to Nordion Agreement	10-K 12/31/2003	10.17	3/30/2004	000-6533
10.12+	Amendment No. 4 dated as of December 22, 2004 to Nordion Agreement	10-K 12/31/2004	10.48	3/31/05	000-6533
10.13+	Amendment No. 5 dated as of January 24, 2005 to Nordion Agreement	10-K 12/31/2004	10.48	3/31/05	000-6533
10.14+	Amendment No. 6 dated as of December 19, 2005 to Nordion Agreement	8-K	99.1	12/19/2005	000-6533
10.15+	Amendment No. 7 dated as of December 7, 2006 to Nordion Agreement	8-K	10.1	12/8/2006	000-6533

Exhibit Number	Description	Incorporated by Reference to Form	Exhibit Number	Filing Date	SEC File Number
Organix					
10.16	License Agreement, effective as of July 1, 2000, between Organix, Inc. ("Organix") and the Company (relating to 0-1369)	10-Q for 9/30/2005	10.7	11/14/2005	000-6533
10.17	Amendment, dated May 11, 2004, to Organix Agreement (relating to 0-1369)	10-Q for 9/30/2005	10.7	11/14/2005	000-6533
BioAxone					
10.18+	License Agreement, dated December 28, 2006, by and between the Company and BioAxone Therapeutic Inc. (related to CETHRIN)	8-K	10.1	1/4/2007	000-6533
Material Contracts — Leases					
10.19	Lease Agreement, dated as of January 28, 2002, between the Company and Brentwood Properties, Inc. ("Brentwood")	10-K for 12/31/2004	10.47	3/31/2005	000-6533
10.20	Amendment of Lease, dated September 9, 2005, by and between Brentwood and the Company	10-Q for 9/30/2005	10.1	11/14/2005	000-6533
10.21	Lease Agreement, dated as of June 9, 2005, by and between Straly Corporation and the Company	10-Q for 6/30/2005	10.3	8/15/2005	000-6533
10.22	Sublease, dated September 9, 2005, by and between Small Army, Inc. and the Company	10-Q for 9/30/2005	10.2	11/14/2005	000-6533
10.23	Sublease, dated September 9, 2005, by and between Dell Mitchell Architects, Inc. and the Company	10-Q for 9/30/2005	10.3	11/14/2005	000-6533
Material Contracts — Stock Purchase, Financing and Credit Agreements					
10.24	Irrevocable Standby Letter of Credit issued to Ingalls & Snyder Value Partners, L.P. on June 15, 2004 by Boston Private Bank & Trust Company	8-K	99.7	6/17/04	000-6533
10.25	Continuing Letter of Credit Security Agreement, dated as of June 15, 2004, between Boston Private Bank & Trust Company and the Company	8-K	99.9	6/17/04	000-6533
10.26	Security Agreement, dated as of June 15, 2004, between the Company and Boston Private Bank & Trust Company	8-K	99.9	6/17/2004	000-6533
10.27	Third Amended and Restated Promissory Note (unsecured) in favor of Robert Gipson dated March 22, 2007	8-K	10.1	3/28/2007	000-6533
10.28	Second Amended and Restated Promissory Note (unsecured) in favor of Thomas Gipson dated March 22, 2007	8-K	10.2	3/28/2007	000-6533
10.29	Convertible Promissory Note Purchase Agreement (unsecured) dated March 22, 2007 among the Company and purchasers listed therein	8-K	10.1	3/28/2007	000-6533
Management Contract or Compensatory Plan or Arrangement					
10.30#	Non-Employee Director Compensation Summary	*			
10.31#	Executive Officer Compensation Summary	*			
10.32#	Form of Indemnity for Directors and Executive Officers	10-K for 12/31/2003	10.32	3/30/2004	000-6533

Exhibit Number	Description	Incorporated by Reference to Form	Exhibit Number	Filing Date	SEC File Number
10.33#	Form of Incentive Stock Option Agreement, as amended	10-Q for 3/31/2005	10.1	5/16/2005	000-6533
10.34#	Form of Non-Statutory Stock Option Agreement, as amended	10-Q for 3/31/2005	10.2	5/16/2005	000-6533
10.35#	Amended and Restated 1990 Non-Employee Directors' Non Qualified Stock Option Plan, as amended	Proxy Statement	App. C	4/30/2003	000-6533
10.36#	Amended and Restated Omnibus Stock Option Plan	S-8	99	6/4/1999	333-80067
10.37#	Amended and Restated 1998 Omnibus Stock Option Plan	Proxy Statement	App. C	6/28/2004	000-6533
10.38#	2005 Stock Incentive Plan	Proxy Statement	App. B	8/5/2005	000-6533
10.39#	Severance and Settlement Agreement, dated June 9, 2005, between Marc E. Lanser and the Company	10-Q for 6/30/2005	10.1	8/15/2005	000-6533
10.40#	Consulting Agreement, dated June 9, 2005, between Marc E. Lanser and the Company	10-Q for 6/30/2005	10.2	8/15/2005	000-6533
10.41#	Director and Officer Indemnity Trust Agreement, dated June 15, 2004, between S. David Hillson, Boston Private Bank & Trust Company and the Company	8-K	99.6	6-17-2004	000-6533
10.42#	Severance and Settlement Agreement and Release, dated September 7, 2005 between the Company and Joseph Hernon	10-Q for 9/30/2004	10.4	11/14/2005	000-6533
10.43#	Employment Agreement, dated March 31, 2006, between the Company and Peter G. Savas	10-K for 12/31/2005	10.48	3/31/2006	000-6533
10.44#	Employment Agreement, dated March 31, 2006, between the Company and Mark J. Pykett	10-K for 12/31/2005	10.49	3/31/2006	000-6533
10.45#	Employment Agreement, dated March 31, 2006, between the Company and Kenneth L. Rice, Jr.	10-K for 12/31/2005	10.50	3/31/2006	000-6533
10.46#	Stock Option Agreement, dated January 6, 2006, between the Company and Peter G. Savas	10-K for 12/31/2005	10.51	3/31/2006	000-6533
10.47#	Stock Option Agreement, dated January 6, 2006, between the Company and Mark J. Pykett	10-K for 12/31/2005	10.52	3/31/2006	000-6533
10.48#	Stock Option Agreement, dated January 6, 2006, between the Company and Kenneth L. Rice, Jr.	10-K for 12/31/2005	10.53	3/31/2006	000-6533
10.49#	Form of Incentive Stock Option Agreement for 2005 Stock Incentive Plan	10-K for 12/31/2005	10.54	3/31/2006	000-6533
10.50#	Form of Non-Statutory Stock Option Agreement for 2005 Stock Incentive Plan	10-K for 12/31/2005	10.55	3/31/2006	000-6533
10.51#	Consulting Agreement dated September 29, 2006, by and between the Company and Robert S. Langer, Jr.	8-K	10.1	10/4/2006	000-6533
10.52#	Stock Option Agreement dated February 5, 2007, by and between the Company and Peter G. Savas	*			
10.53#	Stock Option Agreement dated February 5, 2007, by and between the Company and Mark J. Pykett	*			

Exhibit Number	Description	Incorporated by Reference to				
			Form	Exhibit Number	Filing Date	SEC File Number
10.54#	Stock Option Agreement dated February 5, 2007, by and between the Company and Kenneth L. Rice, Jr.	*				
Additional Exhibits						
21	Subsidiaries of the Registrant	*				
23	Consent of PricewaterhouseCoopers LLP	*				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	*				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	*				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*				

* Filed herewith

(#) Management contract or compensatory plan or arrangement filed as an exhibit to this Form pursuant to Item 14(c) of Form 10-K.

(+) Confidential treatment has been requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

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Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the NASDAQ Market Index and the NASDAQ Biotechnology Index (capitalization weighted) for the period beginning on December 31, 2001 and ending on the last day of our last completed fiscal year. Historic stock price is not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN(1)(2)(3)

Among Boston Life Sciences, the NASDAQ Market Index and the
NASDAQ Biotechnology Index
(Capitalization Weighted)



DOLLARS
200
180
160
140
120
100
80
60
40
20
0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Boston Life Sciences, Inc.
NASDAQ Market Index
NASDAQ Biotechnology Index (NBI)

Company/Index/Market	2001	2002	2003	2004	2005	2006
BOSTON LIFE SCIENCES, INC.	$100.00	$41.95	$ 46.44	$ 21.35	$ 16.70	$ 20.90
NASDAQ MARKET INDEX	$100.00	$69.75	$104.88	$113.70	$116.19	$128.12
NASDAQ BIOTECHNOLOGY INDEX (NBI)	$100.00	$62.21	$ 90.36	$ 99.39	$116.33	$115.35

(1) Graph assumes $100 invested on December 31, 2001 in our common stock, the NASDAQ Market Index and the NASDAQ Biotechnology (capitalization weighted).

(2) Total return assumes reinvestment of dividends.

(3) Year ended December 31.

Board of Directors

Henry Brem, M.D.
Director of the Department of Neurosurgery
Johns Hopkins University

Gary Frashier
President
Management Associates

William L.S. Guinness
Chairman
Sibir Energy plc

Robert S. Langer, Jr., Sc.D.
Institute Professor
Massachusetts Institute of Technology

Michael J. Mullen, C.P.A.
Chief Financial Officer
Magellan Biosciences, Inc.

John T. Preston
President & Chief Executive Officer
Atomic Ordered Materials LLC

Peter G. Savas
Chairman of the Board & Chief Executive Officer
Boston Life Sciences, Inc.

Corporate Officers

Peter G. Savas
Chairman of the Board & Chief Executive Officer

Frank Bobe, Ph.D., M.B.A.
Executive Vice President and Chief Business Officer

Mark J. Pykett, V.M.D., Ph.D., M.B.A.
President and Chief Operating Officer

Kenneth L. Rice, Jr., J.D., M.B.A.
Executive Vice President, Finance and Administration & Chief Financial Officer

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
7 New England Executive Park, Suite 320
Burlington, MA 01803-5008

Legal Counsel

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Transfer Agent

Inquiries regarding stock transfer requirements, lost certificates and changes in address should be directed to the transfer agent. Other stockholder or investor inquiries, including requests for our filings with the Securities and Exchange Commission, should be directed to Investor Relations at the Company's address or number.

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Telephone: (212) 509-4000
Facsimile: (212) 509-5150

Market for Securities

The Company's common stock trades on the NASDAQ Capital Market under the symbol BLSI.

Annual Report on Form 10-K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is included with this Annual Report.

Corporate Information

Boston Life Sciences, Inc.
85 Main Street
Hopkinton, MA 01748
Telephone: (508) 497-2360
Facsimile: (508) 497-9964
Web site: www.bostonlifesciences.com

Investor Relations

Shareholders, security analysts and representatives of financial institutions should direct their inquiries to:

Investor Relations
Boston Life Sciences, Inc.
85 Main Street
Hopkinton, MA 01748
Telephone: (508) 497-2360
Facsimile: (508) 497-9964
Email: ir@bostonlifesciences.com

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, June 7, 2007 at 1:00PM at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

Safe Harbor

Statements contained or incorporated by reference in this Annual Report that are not based on historical fact are "forward-looking statements" within the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts and projections, and the beliefs and assumptions of our management. We cannot assure investors that our expectations and assumptions will prove to have been correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. Such factors that could cause or contribute to such differences include those factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, under the section "Risk Factors" as well as other documents that may be filed by us from time to time with the Securities and Exchange Commission. We undertake no intention or obligation to update or revise any forward-looking statements, whether as a results of new information, future events or otherwise.

END